Consists of ____ sequentially numbered pages.




05065390

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
OCT 27 2005
WASH. D.C.
198

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

JURYS DOYLE HOTEL GROUP PLC
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Ireland
(Jurisdiction of Subject Company's Incorporation or Organization)

JDH Acquisitions plc
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

037948106
(CUSIP Number of Class of Securities (if applicable))

Goodwin | Procter LLP
Exchange Place
Boston, Massachusetts 02109
Attn: John T. Haggerty
(617) 570-1526

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 26, 2005
(Date Tender Offer/Rights Offering Commenced)

LIBC/2625243.1

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

Exhibit No.	**Description**
1	Recommended Mandatory Cash Offer
2	Form of Acceptance and Authority
3	Recommended Mandatory Cash Offer Proposal to Jurys Doyle Optionholders under the Irish 1999 Savings Related Share Option Scheme
4	Recommended Mandatory Cash Offer Proposal to Jurys Doyle Optionholders under the Jurys Doyle Hotel Group plc 1996 Share Option Scheme

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this ___ day of October, 2005.

JDH ACQUISITIONS PLC

By: ______________________
Name:
Title:

THIS DOCUMENT AND THE ACCOMPANYING EXERCISE AND ACCEPT FORM ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should seek your own independent financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial advisor who, if you are taking advice in Ireland, is authorised or exempted under the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995 or, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000 of the United Kingdom.

This Proposal will not be made, directly or indirectly, in or into any Unlawful Jurisdiction, or by use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of any Unlawful Jurisdiction, and this Proposal will not be capable of acceptance by any such means, instrumentality or facility from or within any Unlawful Jurisdiction. Accordingly, copies of this Proposal Document and all other documents relating to the Proposal are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Unlawful Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may invalidate any related purported acceptance of the Proposal. Notwithstanding the foregoing restrictions, JDH Acquisitions reserves the right to permit the Proposal to be accepted if, in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question.

If you have any questions on this document or the accompanying Exercise and Accept Form, you should contact Seamus Daly at 01 607 0070 if you are telephoning from Ireland, or + 353 1 607 0070 if you are telephoning from outside Ireland.

This document should be read in conjunction with the Offer Document.

Recommended Mandatory Cash Offer

by

Goldman Sachs International

on behalf of

JDH Acquisitions plc

For

the issued and to be issued ordinary share capital of

Jurys Doyle Hotel Group plc

(not already in the beneficial ownership of JDH Acquisitions plc)

Proposal to

the Jurys Doyle Optionholders under
the Jurys Doyle Hotel Group plc 1996 Share Option Scheme


OCT 27 2005
WASH, D.C.
198
SECTION

Jurys Doyle Hotel Group plc

Registered Office
146 Pembroke Road
Ballsbridge
Dublin 4

Registered Number: 18327

Independent Board:
R. Hooper (Chairman)
B.J. Collie *(British)*
P. Fitzpatrick
J.N. Geoghegan* (Marketing and Sales Director)
D.M. Kennedy
P.P. MacQuillan* (Finance Director)
P.G. Malone
P.A. McCann* (Chief Executive)

Other Directors:
W. Beatty
Mrs B.C. Gallagher
Mrs E.M. Monahan
Mrs R.I. Nelson
T.J. Roche

* *Executive director*

JDH Acquisitions plc

Registered Office
Millennium Tower
Charlotte Quay Dock
Ringsend Road
Dublin 4

Registered Number: 408697

Directors
Mrs B.C. Gallagher
J.J. Gallagher
Mrs E.M. Monahan
R. Monahan
Mrs A.P. Roche
T. J. Roche
W. Beatty (Snr)
W. Beatty

26 October 2005

To Jurys Doyle Optionholders under the Jurys Doyle Hotel Group plc 1996 Share Option Scheme (the "Scheme")

Dear Optionholder

1. The Offer

On 12 October 2005 the Independent Board of Jurys Doyle and the Board of JDH Acquisitions announced that they had reached agreement on the terms of a recommended cash offer, to be made by Goldman Sachs International on behalf of JDH Acquisitions for the issued and to be issued ordinary share capital of Jurys Doyle.

Following this announcement, JDH Acquisitions announced that it had acquired 2,686,806 Jurys Doyle Shares representing approximately 4.2 per cent of the issued share capital of Jurys Doyle. As a consequence of this, and the aggregate shareholdings of the Consortium (which is acting in concert with JDH Acquisitions) in Jurys Doyle, JDH Acquisitions became obliged, pursuant to Rule 9 of the Takeover Rules, to make a mandatory Cash Offer for all Jurys Doyle Shares not already owned by JDH Acquisitions.

The Offer also extends to all Jurys Doyle Shares issuable upon the exercise of Jurys Doyle Options granted under the Scheme.

The Offer is unconditional in all respects.

Full details of the Offer are set out in the Offer Document dated 26 October 2005, which has been sent to you.

The purpose of this document is to set out the specific proposal being made by JDH Acquisitions to Jurys Doyle Optionholders under the Scheme and the view of the Independent Board with regard to the Proposal.

Terms defined in the Offer Document have the same meaning in this document (unless the context otherwise requires).

2. The Offer and your Jurys Doyle Options

Pursuant to Rule 5.3 of the Scheme, as amended by the Jurys Doyle Board on 30 August 2005, in the event of an offer being made to acquire the entire issued share capital of Jurys Doyle, any subsisting Jurys Doyle Options under the Scheme may be exercised within sixty days of such offer being declared unconditional in all respects.

Accordingly, all Jurys Doyle Options under the Scheme, to the extent not already vested and exercisable prior to 26 October 2005 (the "Offer Date") automatically vested and became fully exercisable on the Offer Date. The Jurys Doyle Options must be exercised on or before 24 December 2005 or will automatically lapse.

3. The Proposal - Exercise your Jurys Doyle Options and accept the Offer

You may realise the value of your Jurys Doyle Options by accepting the proposal of JDH Acquisitions. This will mean that you will exercise your Jurys Doyle Options and accept the Cash Offer of €18.90 for each Jurys Doyle Share you acquire on exercise (the "Proposal"), unless you wish to elect the Redeemable Preference Share Alternative. The Independent Board is making no recommendation in respect of the Redeemable Preference Share Alternative and there are risks associated with the Redeemable Preference Share Alternative which are set out in the Offer Document. If you wish to accept the Redeemable Preference Share Alternative you should contact Seamus Daly at Jurys Doyle.

You are reminded that you are contractually bound to exercise your Jurys Doyle Options and accept the Offer in respect of the resulting shares as you have given an irrevocable undertaking to do so as soon as practicable after the Unconditional Date (an "Irrevocable Undertaking"). Accordingly, the easiest way to do this is to complete and return the attached form (the "Exercise and Accept Form"), confirming your acceptance of the Proposal and your election to accept the Cash Offer, to Seamus Daly at Jurys Doyle by Friday 4 November 2005.

Some additional terms and conditions regarding the Proposal are set out in Appendix 1 to this document and in the Exercise and Accept Form.

4. Taxation

Your attention is drawn to the summary of the taxation implications of the courses of action open to you as set out in the Appendix 2 to this document.

5. Action

To exercise your Jurys Doyle Option and accept the Cash Offer, you should complete the enclosed Exercise and Accept Form in accordance with the instructions printed on it and return it with a personal cheque for the aggregate exercise price of your Jurys Doyle Options, payable to Jurys Doyle Hotel Group plc, to Seamus Daly at Jurys Doyle, 146 Pembroke Road, Ballsbridge, Dublin 4, Ireland.

6. Settlement

Your Jurys Doyle Options will be exercised and the Cash Offer will be accepted for your Jurys Doyle Shares within five Business Days after the receipt of your completed Exercise and Accept Form. Settlement of the payment to which you are entitled will be effected thereafter in accordance with the Offer Document. Accordingly, if you return your completed Exercise and Accept Form by Friday 4 November 2005, you will receive payment of your entitlement under the Cash Offer no later than 30 November 2005.

7. View of the Independent Board

The Independent Board, which has been so advised by IBI Corporate Finance, considers the terms of the Proposal to be fair and reasonable. In providing its advice, IBI Corporate Finance has taken into account the commercial assessments of the Independent Board.

Yours faithfully,

Richard Hooper
Chairman
For and on behalf of
Jurys Doyle Hotel Group plc

Yours faithfully,

Bernadette Gallagher
Director
For and on behalf of
JDH Acquisitions plc

APPENDIX 1

1. The Exercise and Accept Form which accompanies this document forms part of the Proposal.

2. Any exercise of a Jurys Doyle Option and acceptance of the Cash Offer in respect of the Jurys Doyle Shares issued upon exercise pursuant to the acceptance of the Proposal shall be irrevocable, unless otherwise agreed by Jurys Doyle and JDH Acquisitions.

3. Goldman Sachs International, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser to JDH Acquisitions and no one else in connection with the Offer and will not be responsible to anyone other than JDH Acquisitions for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer, the content of the Offer Document, the content of this document or any transaction or arrangement referred to in the Offer Document or herein.

4. NCB Stockbrokers Limited, which is authorised by the Financial Regulator under the Stock Exchange Act 1995, is acting exclusively as corporate broker to JDH Acquisitions and no one else in connection with the Offer and will not be responsible to anyone other than JDH Acquisitions for providing the protections afforded to clients of NCB Stockbrokers Limited or for providing advice in relation to the Offer, the contents of the Offer Document, the contents of this document or any transaction or arrangement referred to in the Offer Document or herein.

5. IBI Corporate Finance Limited, a subsidiary of The Governor and Company of the Bank of Ireland, which is regulated by the Financial Regulator, is acting exclusively for Jurys Doyle and no one else in connection with the Offer and will not be responsible to anyone other than Jurys Doyle for providing the protections afforded to clients of IBI Corporate Finance Limited or for providing advice in relation to the Offer, the contents of the Offer Document, the contents of this document, or any transaction or arrangement referred to in the Offer Document or herein.

6. Each of the members of the Independent Board, the directors of Jurys Doyle and the directors of JDH Acquisitions, respectively, assume responsibility for the contents of this document in the same terms and to the same extent that each of them has assumed responsibility for the contents of the Offer Document and to the best of the knowledge and belief of the members of the Independent Board, the directors of Jurys Doyle and the directors of JDH Acquisitions, respectively, (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they respectively accept responsibility, is in accordance with the facts and does not omit anything likely to affect the import of such information.

7. Goldman Sachs International, NCB Stockbrokers Limited and IBI Corporate Finance Limited have given and have not withdrawn their written consent to the issue of this document with the inclusion in it of the references to their names in the form and context in which they appear.

APPENDIX 2

Taxation - Ireland

The following is a summary based on the laws and practices currently in force in Ireland regarding the tax position of optionholders. Particular rules or principles may apply depending on your individual circumstances. This summary does not constitute tax or legal advice and should not be relied upon as the comments below are of a general nature only.

It is assumed for the purposes of this description that you are resident and ordinarily resident for tax purposes in Ireland. This is not a full description of all the circumstances in which a taxation liability may occur but if you are in any doubt as to your tax position (and, in particular, whether you are subject to Irish taxation or Irish resident) you should consult a professional advisor.

References to tax rates and exemptions are based on the 2005 tax year and these may differ for other years.

Exercise of Jurys Doyle Options

When a share option is exercised, the optionholder is charged income tax at his marginal rate (generally 42%) for the year of exercise. The tax charge is on the difference between the price paid (i.e. the exercise price) and the market value of the shares on the date of exercise (€18.90 per Jurys Doyle Share payable under the Cash Offer). The income tax is payable to the Collector General within 30 days after the date of the option exercise and a Form RTS01 must be filed with the Revenue Commissioners within such 30-day period. A copy of Form RTS01 is attached (also available on http://www.revenue.ie/forms/rtso1.pdf).

Sale of Shares

As the base cost of your shares (i.e. market value on date of exercise) should equal the sales proceeds (€18.90 per Jurys Doyle Share payable under the Cash Offer), no Irish capital gains tax should arise on the disposal. Details of the exercise of the options and disposal of the shares must be included in your Irish tax return.

THIS DOCUMENT AND THE ACCOMPANYING EXERCISE AND ACCEPT FORM ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should seek your own independent financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial advisor who, if you are taking advice in Ireland, is authorised or exempted under the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995 or, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000 of the United Kingdom.

If you have any questions on this document or the accompanying Exercise and Accept Form, you should contact Sue Cottan at Barclays Bank Trust Company Limited at 0044 20 7977 4700.

This document should be read in conjunction with the Offer Document.

Recommended Mandatory Cash Offer

by

Goldman Sachs International

on behalf of

JDH Acquisitions plc

For

the issued and to be issued ordinary share capital of

Jurys Doyle Hotel Group plc
(not already in the beneficial ownership of JDH Acquisitions plc)

Proposal to

the Jurys Doyle Optionholders under
the Irish 1999 Savings Related Share Option Scheme

Jurys Doyle Hotel Group plc	*JDH Acquisitions plc*
Registered Office 146 Pembroke Road Ballsbridge Dublin 4	*Registered Office* Millennium Tower Charlotte Quay Dock Ringsend Road Dublin 4
Registered Number: 18327	*Registered Number:* 408697
Independent Board: R. Hooper (Chairman) B.J. Collie *(British)* P. Fitzpatrick J.N. Geoghegan* (Marketing and Sales Director) D.M. Kennedy P.P. MacQuillan* (Finance Director) P.G. Malone P.A. McCann* (Chief Executive)	*Directors* Mrs B.C. Gallagher J.J. Gallagher Mrs E.M. Monahan R. Monahan Mrs A.P. Roche T. J. Roche W. Beatty (Snr) W. Beatty
Other Directors: W. Beatty Mrs B.C. Gallagher Mrs E.M. Monahan Mrs R.I. Nelson T.J. Roche	26 October 2005

* *Executive director*

To Jurys Doyle Optionholders under the Irish 1999 Savings Related Share Option Scheme (the "Scheme")

Dear Optionholder

1. The Offer

On 12 October 2005 the Independent Board of Jurys Doyle and the Board of JDH Acquisitions announced that they had reached agreement on the terms of a recommended cash offer, to be made by Goldman Sachs International on behalf of JDH Acquisitions for the issued and to be issued ordinary share capital of Jurys Doyle.

Following this announcement, JDH Acquisitions announced that it had acquired 2,686,806 Jurys Doyle Shares representing approximately 4.2 per cent of the issued share capital of Jurys Doyle. As a consequence of this, and the aggregate shareholdings of the Consortium (which is acting in concert with JDH Acquisitions) in Jurys Doyle, JDH Acquisitions became obliged, pursuant to Rule 9 of the Takeover Rules, to make a mandatory Cash Offer for all Jurys Doyle Shares not already owned by JDH Acquisitions.

The Offer also extends to all Jurys Doyle Shares issuable upon the exercise of Jurys Doyle Options granted under the Scheme.

The Offer is unconditional in all respects.

Full details of the Offer are set out in the Offer Document dated 26 October 2005, which has been sent to you.

The purpose of this document is to set out the specific proposal being made by JDH Acquisitions to Jurys Doyle Optionholders under the Scheme and the view of the Independent Board with regard to the Proposal. This document also sets out the other choices which are available to you with respect to your unexercised Jurys Doyle Options in connection with the Offer.

Terms defined in the Offer Document have the same meaning in this document (unless the context otherwise requires).

2. The Offer and your Jurys Doyle Options

Your Jurys Doyle Options became exercisable on 1 July 2005 upon the completion of your five-year savings contract. In accordance with the provisions of the Scheme under which your Jurys Doyle Options were granted, you have six months from that date (i.e. until 31 December 2005) during which you may elect to use the savings accumulated in your Barclays Bank Scheme savings account to exercise your Jurys Doyle Options.

3. The Proposal - Exercise your Jurys Doyle Options and accept the Offer

You may realise the value of your Jurys Doyle Options by accepting the proposal of JDH Acquisitions. This will mean that your savings accumulated in your Barclays Bank Scheme savings account will be used to exercise your Jurys Doyle Options now and you will accept the Cash Offer for each Jurys Doyle Share you acquire on exercise (the "Proposal") unless you wish to elect the Redeemable Preference Share Alternative. The Independent Board is making no recommendation in respect of the Redeemable Preference Share Alternative and there are risks associated with the Redeemable Preference Share Alternative which are set out in the Offer Document. If you wish to accept the Redeemable Preference Share Alternative you should contact Sue Cottan at Barclays Bank Trust Company Limited.

The proceeds of €18.90 per Jurys Doyle Share under the Offer will be substantially greater than the option price of €5.205926 per share payable from your accumulated savings to exercise your Jurys Doyle Options. Accordingly, if you exercise your Jurys Doyle Options and accept the Cash Offer in accordance with the Proposal, you will realise a substantial profit.

To accept the Proposal, you must complete and return the Exercise and Accept Form enclosed with this document now. Some additional terms and conditions regarding the Proposal are set out in Appendix 1 to this document and in the Exercise and Accept Form.

4. If you choose not to accept the Proposal, the following are the choices that are available to you.

Exercise your Jurys Doyle Options and sell your Jurys Doyle Shares otherwise than by accepting the Cash Offer:

You could exercise your Jurys Doyle Options and choose to sell the Jurys Doyle Shares you receive otherwise than by accepting the Cash Offer e.g. by selling them in the market. You may incur dealing costs if you decide to sell your Jurys Doyle Shares on the Irish Stock Exchange and/or the London Stock Exchange.

Exercise your Jurys Doyle Options and retain your Jurys Doyle Shares:

You could exercise your Jurys Doyle Options and choose to retain the Jurys Doyle Shares you receive.

However, in respect of both of the above alternatives, you should note that if acceptances of the Offer are received in respect of 80 per cent. or more of the Jurys Doyle Shares, to which the Offer relates, JDH Acquisitions intends to apply the provisions of section 204 of the Companies Act 1963 to acquire compulsorily any outstanding Jurys Doyle Shares not acquired or agreed to be acquired pursuant to the Offer or otherwise. The terms which will apply to such compulsory acquisition shall be the terms which apply to a Jurys Doyle Shareholder accepting the Cash Offer. Therefore your Jurys Doyle Shares may be acquired compulsorily by JDH Acquisitions at the price of the Offer, namely €18.90. If sufficient acceptances are not received to permit the application of section 204, Jurys Doyle Shareholders who have not accepted the Offer will remain as minority shareholders holding Jurys Doyle Shares) (whether listed or unlisted), the liquidity and marketability of which may be considerably reduced.

Furthermore, subject to applicable requirements of the Irish Stock Exchange and London Stock Exchange and the UK Listing Authority, JDH Acquisitions may seek to procure that Jurys Doyle applies for cancellation of the listing of Jurys Doyle Shares on the Official Lists and for cancellation of the trading of Jurys Doyle Shares on the markets of the Irish Stock Exchange and of the London Stock Exchange. De-listing, if it occurs, would significantly reduce the liquidity and marketability of any Jurys Doyle Shares in respect of which acceptances of the Offer are not submitted. Even if Jurys Doyle Shares are not de-listed, following the Offer being declared unconditional in all respects, such continued listing would not necessarily provide a liquid market for Jurys Doyle Shares.

Do Nothing - allow your Jurys Doyle Options to lapse:

You may choose to take no action in relation to your Jurys Doyle Options. However, if you do so, you will lose the opportunity to participate in the Offer and to realise the value of your Jurys Doyle Options. **Your Jurys Doyle Options will lapse if they are not exercised on or before 31 December 2005 or, if earlier, upon the expiration of the period during which JDH Acquisitions is bound or entitled to compulsorily acquire the remainder of the outstanding Jurys Doyle Shares in accordance with section 204 of the Companies Act 1963**. We will notify you in writing before this occurs.

If you allow your Jurys Doyle Options to lapse you should contact Sue Cottan at Barclays Bank Trust Company Limited to arrange for the closure of your Scheme savings account with Barclays Bank. You will then receive a cheque for your accumulated savings, interests and bonus.

5. What will you receive if you accept the Proposal?

If you accept the Proposal, your accumulated Scheme savings will be used to exercise your Jurys Doyle Options and you will receive €18.90 in cash per Jurys Doyle Share subject to your Jurys Doyle Option. The amount you will receive is set out in the Appendix to the accompanying Exercise and Accept Form. You will also receive any surplus cash in your Barclays Bank Scheme savings account which was not used to exercise your Jurys Doyle Options. The surplus would be a very small amount which was insufficient to acquire a full Jurys Doyle Share.

6. Taxation

Your attention is drawn to the summary of the Irish taxation implications of the courses of action open to you as set out in Appendix 2 to this document.

7. Action

IF YOU WISH TO EXERCISE YOUR JURYS DOYLE OPTIONS AND ACCEPT THE CASH OFFER PURSUANT TO THE PROPOSAL, YOU SHOULD COMPLETE AND RETURN YOUR EXERCISE AND ACCEPT FORM NOW. IF YOU WISH TO TAKE A COURSE OF ACTION OTHER THAN ACCEPTING THE PROPOSAL YOU SHOULD NOT USE THE EXERCISE AND ACCEPT FORM BUT SHOULD INSTEAD CONTACT SUE COTTAN AT BARCLAYS BANK TRUST COMPANY LIMITED TO OBTAIN THE NECESSARY INFORMATION AND DOCUMENTATION.

YOUR JURYS DOYLE OPTIONS WILL LAPSE AUTOMATICALLY ON 31 DECEMBER 2005 IF YOU DO NOT EXERCISE THEM ON OR BEFORE THAT DATE.

8. *Settlement*

Your Jurys Doyle Options will be exercised and the Cash Offer will be accepted for your Jurys Doyle Shares within five Business Days after the receipt of your completed Exercise and Accept Form. Settlement of the payment to which you are entitled will be effected thereafter in accordance with the Offer Document. Accordingly, provided you return your completed Exercise and Accept Form by 3.00 p.m. on November 16 2005, you will receive payment of your entitlement under the Offer no later than 30 November 2005.

9. View of the Independent Board

The Independent Board, which has been so advised by IBI Corporate Finance, considers the terms of the Proposal to be fair and reasonable. In providing its advice, IBI Corporate Finance has taken into account the commercial assessments of the Independent Board.

Yours faithfully,

Richard Hooper
Chairman
For and on behalf of
Jurys Doyle Hotel Group plc

Yours faithfully,

Bernadette Gallagher
Director
For and on behalf of
JDH Acquisitions plc

APPENDIX 1

1. The Exercise and Accept Form which accompanies this document forms part of the Proposal.

2. Any exercise of a Jurys Doyle Option and acceptance of the Offer in respect of the Jurys Doyle Shares issued upon exercise pursuant to the acceptance of the Proposal shall be irrevocable, unless otherwise agreed by Jurys Doyle and JDH Acquisitions.

3. Goldman Sachs International, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser to JDH Acquisitions and no one else in connection with the Offer and will not be responsible to anyone other than JDH Acquisitions for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer, the contents of the Offer Document, the contents of this document or any transaction or arrangement referred to in the Offer Document or herein.

4. NCB Stockbrokers Limited, which is authorised by the Financial Regulator under the Stock Exchange Act 1995, is acting exclusively as corporate broker to JDH Acquisitions and no one else in connection with the Offer and will not be responsible to anyone other than JDH Acquisitions for providing the protections afforded to clients of NCB Stockbrokers Limited or for providing advice in relation to the Offer, the contents of the Offer Document, the contents of this document or any transaction or arrangement referred to in the Offer Document or herein.

5. IBI Corporate Finance Limited, a subsidiary of The Governor and Company of the Bank of Ireland, which is regulated by the Financial Regulator, is acting exclusively for Jurys Doyle and no one else in connection with the Offer and will not be responsible to anyone other than Jurys Doyle for providing the protections afforded to clients of IBI Corporate Finance Limited or for providing advice in relation to the Offer, the contents of the Offer Document, the contents of this document, or any transaction or arrangement referred to in the Offer Document or herein.

6. Each of the members of the Independent Board, the directors of Jurys Doyle and the directors of JDH Acquisitions, respectively, assume responsibility for the contents of this document in the same terms and to the same extent that each of them has assumed responsibility for the contents of the Offer Document and to the best of the knowledge and belief of the members of the Independent Board, the directors of Jurys Doyle and the directors of JDH Acquisitions, respectively, (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they respectively accept responsibility, is in accordance with the facts and does not omit anything likely to affect the import of such information.

7. Goldman Sachs International, NCB Stockbrokers Limited and IBI Corporate Finance Limited have given and have not withdrawn their written consent to the issue of this document with the inclusion in it of the references to their names in the form and context in which they appear.

APPENDIX 2

Taxation

The following is a summary based on the laws and practices currently in force in Ireland regarding the tax position of optionholders. Particular rules or principles may apply depending on your individual circumstances. This summary does not constitute tax or legal advice and should not be relied upon as the comments below are of a general nature only.

It is assumed for the purposes of this description that you are resident and ordinarily resident for tax purposes in Ireland. This is not a full description of all the circumstances in which a taxation liability may occur but if you are in any doubt as to your tax position (and, in particular, whether you are subject to Irish taxation or Irish resident) you should consult a professional advisor.

References to tax rates and exemptions are based on the 2005 tax year and these may differ for other years.

Exercise of Jurys Doyle Options

No charge to Income Tax will arise on the exercise of your Jurys Doyle Options.

Sale of Jurys Doyle Shares

Capital Gains Tax on the disposal of your shares will be calculated on the difference between the exercise price of €5.205926 per Jurys Doyle Option and the proceeds of the sale of your Jurys Doyle Shares. You will be obliged to include details of any disposal made in your annual tax return. The current rate of tax applicable to such chargeable gains is 20 per cent. An annual exemption allows individuals to realise chargeable gains of up to €1,270 in each tax year without giving rise to capital gains tax. This exemption may not be transferred between spouses.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should seek your own independent financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in Ireland, is authorised or exempted under the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995, or, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000 of the United Kingdom.

This Form of Acceptance should be read in conjunction with the accompanying Offer Document addressed to Jurys Doyle Shareholders dated 26 October 2005 (the "Offer Document"). Unless the context otherwise requires, terms used in this Form of Acceptance shall bear the same meanings as in the Offer Document.

If you sell or have sold or otherwise transferred all your Jurys Doyle Shares (other than pursuant to the Offer), please send this Form of Acceptance, the accompanying Offer Document, and/or other related documents and the reply-paid envelope at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, the Offer is not being made, directly or indirectly, in or into a Restricted Jurisdiction. No Form of Acceptance which is received in any envelope postmarked, or which appears to JDH Acquisitions or its agents to have been sent from a Restricted Jurisdiction, save at the discretion of JDH Acquisitions, will be treated as valid. Any person who would, or would otherwise intend to, forward this document and/or the accompanying documentation to any jurisdiction outside Ireland or the United Kingdom should read the further details in this regard which are contained in paragraph 7 of Part B of Appendix I to the Offer Document before taking any action.

The Offer is not being made, directly or indirectly, in or into a Restricted Jurisdiction. Accordingly, copies of this Form of Acceptance, the Offer Document and any related documents are not being, and must not be, mailed, forwarded, sent, transmitted or otherwise distributed in or into a Restricted Jurisdiction and persons receiving this Form of Acceptance, the Offer Document and related documents (including, without limitation, custodians, nominees and trustees) must not distribute or send them in or into a Restricted Jurisdiction. Doing so may render invalid any purported acceptance of the Offer by persons in any such jurisdiction.

Goldman Sachs International, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser to JDH Acquisitions and no one else in connection with the Offer and will not be responsible to anyone other than JDH Acquisitions for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to herein.

NCB Stockbrokers Limited, which is regulated by the Financial Regulator under the Stock Exchange Act 1995, is acting exclusively as corporate broker to JDH Acquisitions and no one else in connection with the Offer and will not be responsible to anyone other than JDH Acquisitions for providing the protections afforded to clients of NCB Stockbrokers Limited or for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to herein.

IBI Corporate Finance Limited, a subsidiary of The Governor and Company of the Bank of Ireland, which is regulated by the Financial Regulator, is acting exclusively for Jurys Doyle and no one else in connection with the Offer and will not be responsible to anyone other than Jurys Doyle for providing the protections afforded to clients of IBI Corporate Finance Limited or for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to herein.

FORM OF ACCEPTANCE AND AUTHORITY

Recommended Mandatory Cash Offer

by

Goldman Sachs International

on behalf of

JDH Acquisitions plc

for


JURYS DOYLE

HOTEL GROUP plc

Acceptances of the Offer must be received by no later than 3.00 p.m. on 16 November 2005

ACTION TO BE TAKEN TO ACCEPT THE OFFER

- **To accept the Offer, you must complete and sign this Form of Acceptance on page 3 by following the instructions set out on pages 2, 3 and 4.**
- **If your Jurys Doyle Shares are in certificated form, return the duly completed and signed Form of Acceptance, accompanied by your share certificate(s) and/or other document(s) of title by hand (during normal business hours only) or by post (for which purpose a reply-paid addressed envelope is enclosed) to Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, as soon as possible, but in any event so as to be received not later than 3.00 p.m. on 16 November 2005. No acknowledgement of receipt of documents will be given.**
- If your Jurys Doyle Shares are in certificated form and any of your share certificate(s) and/or other document(s) of title are held by your bank, stockbroker or other agent, you should nevertheless complete, sign and return this Form of Acceptance as stated above, together with your share certificate(s) and/or other document(s) of title that you may have available, accompanied by a letter stating that you will arrange for the balance to be forwarded by your bank, stockbroker or other agent, and they should then be lodged as soon as possible thereafter, as stated above.
- If your Jurys Doyle Shares are in certificated form and any of your share certificate(s) and/or other document(s) of title are lost, you should nevertheless complete, sign and return this Form of Acceptance as stated above, together with your share certificate(s) and/or document(s) of title that you may have available, accompanied by a letter stating that you have lost one or more of your share certificates and take the further action as set out in paragraph 6 on page 4 of this Form of Acceptance.
- If your Jurys Doyle Shares are in uncertificated form (i.e. held in CREST), you should refer to your CREST sponsor before completing this Form of Acceptance. If your Jurys Doyle Shares are held partly in CREST you should return separate completed and signed Forms of Acceptance as stated above in respect of your CREST and certificated holdings and take the further action set out in paragraph 9 on page 4 of this Form of Acceptance. For this purpose, the Participant ID of the Escrow Agent is **RA73**, the Member Account ID of the Escrow Agent is **JURYS** and the Form of Acceptance reference number of this Form of Acceptance for insertion in the first eight characters of the shared note field on the TTE instruction is shown on page 3 of this Form of Acceptance next to Box 7. If you hold your Jurys Doyle Shares under different Member Account IDs, you should complete and return a separate Form of Acceptance in respect of each Member Account ID. **You should ensure that the transfer to escrow settles not later than 3.00 p.m. on 16 November 2005.**
- All Jurys Doyle Shareholders who are individuals must sign in the presence of a witness, who must also sign where indicated. If you hold Jurys Doyle Shares jointly with others, you must arrange for all joint holders to sign this Form of Acceptance.
- You should read Part C of Appendix I to the Offer Document, the provisions of which are deemed to be incorporated in and form part of this Form of Acceptance. Please see the notes on page 4 of this Form of Acceptance for more detailed instructions.
- **Do not detach any part of this Form of Acceptance.**

HOW TO COMPLETE THIS FORM OF ACCEPTANCE

The provisions of Parts B and C of Appendix I to the Offer Document are deemed to be incorporated in and form part of this Form of Acceptance

1 THE OFFER

Box 1A shows the number of Jurys Doyle Shares registered in your name. If the number is incorrect or if you have recently bought or sold Jurys Doyle Shares, then you should delete the incorrect number and insert the number of Jurys Doyle Shares you currently hold in Box 1A. If Box 1A is blank please insert the number of Jurys Doyle Shares you currently hold. **To accept the Offer, insert in Box 1B the total number of Jurys Doyle Shares in respect of which you wish to accept the Offer. You must also sign Box 3 in accordance with the instructions set out below, which will constitute your acceptance of the Offer.** If no number or a greater number than your registered holding of Jurys Doyle Shares is written in Box 1B, and you have signed Box 3, you will be deemed to have accepted the Cash Offer in respect of your entire registered holding of Jurys Doyle Shares.

Complete here →

2 FULL NAME(S) AND ADDRESS(ES)

This is the address to which your consideration and/or other documents will be sent, provided the address inserted is not in a Restricted Jurisdiction, failing which Box 6 must be completed with an address outside a Restricted Jurisdiction. Please ensure that your name and address are correct. If not, please amend and then return this Form of Acceptance as normal.

If appropriate amend here →

3 SIGNATURES

Individuals

To accept the Offer you **must sign Box 3** and, in the case of a joint holding, arrange for ALL joint holders to do likewise. All registered holders, including joint holders, who are individuals must sign Box 3 in the presence of a witness who must also sign Box 3 where indicated. **If these instructions are not followed, this Form of Acceptance will be invalid.** The witness must be over 18 years of age and should not be another joint holder signing the Form of Acceptance. The same witness may witness the signature of each joint holder. The witness should also print his/her name where indicated. If the Form of Acceptance is not signed by the registered holder(s), insert the name(s) and capacity (e.g. attorney or executor(s)) of the person(s) signing the Form of Acceptance in the presence of a witness who also must sign Box 3 where indicated. You should also deliver evidence of your authority in accordance with the notes on page 4.

Sign here →

Witness here →

Corporates

A body corporate incorporated in Ireland must execute under seal, the seal being affixed and witnessed in accordance with its articles of association or equivalent regulations and in accordance with section 38(1)(a) of the Companies Act 1963 (as amended) of Ireland. A body corporate incorporated outside Ireland should execute this Form of Acceptance in accordance with the laws of the territory in which the relevant company is incorporated and with the provisions of its articles of association or equivalent regulations. A company (other than a company incorporated in Ireland) may either execute under seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations or, if applicable, in accordance with section 36A of the Companies Act 1985 of England and Wales, if incorporated in England and Wales.

Sign here →

Witness here →

4 REDEEMABLE PREFERENCE SHARE ALTERNATIVE

To elect for the Redeemable Preference Share Alternative, tick Box 4. To elect for the Redeemable Preference Share Alternative you must do so in respect of all your Jurys Doyle Shares. You must also sign Box 3 in accordance with the instructions set out above. If you are electing for the Redeemable Preference Share Alternative your attention is drawn to paragraph 5 of the letter from Goldman Sachs International in Part II of the Offer Document.

If appropriate tick here →

5 OVERSEAS SHAREHOLDERS

If you are unable to give the warranties and representations required by paragraph (c) of Part C of Appendix I to the Offer Document, you must put "NO" in Box 5. If you do not put "NO" in Box 5 you will be deemed to have given such warranties and representations.

If appropriate complete here →

6 ALTERNATIVE ADDRESS

Complete Box 6 if you wish the consideration and/or other documents to be sent to someone other than the sole or first-named registered holder at the address set out in Box 2 (e.g. your bank manager or stockbroker but not in a Restricted Jurisdiction). Box 6 must be completed by holders who have completed Box 3 and who have registered addresses in a Restricted Jurisdiction.

If appropriate complete here →

7 PARTICIPANT ID AND MEMBER ACCOUNT ID (HOLDINGS IN CREST ONLY)

If your Jurys Doyle Shares are held in CREST, you must insert in Box 7 the Participant ID and the Member Account ID under which such shares are held by you in CREST. You must also transfer (or procure the transfer of) the Jurys Doyle Shares concerned to an escrow balance, specifying in the TTE Instruction the Participant ID and Member Account ID inserted in Box 7 and the eight digit Form of Acceptance reference number of this Form of Acceptance.

If appropriate complete here →

Please complete this Form of Acceptance IN BLOCK CAPITALS in accordance with the instructions on page 2 and the notes on page 4
The provisions of Parts B and C of Appendix I to the Offer Document are deemed to be incorporated in and form part of this Form of Acceptance

1 TO ACCEPT THE OFFER

Complete Box 1B and Box 3 (and, if appropriate, Boxes 4, 5, 6 and/or 7) and sign Box 3 in the presence of a witness.

Box 1A	Box 1B
Number of Jurys Doyle Shares registered in your name	Number of Jurys Doyle Shares in respect of which you are accepting the Offer

2 FULL NAME(S) AND ADDRESS(ES)

Box 2

3 SIGN HERE TO ACCEPT THE OFFER

Box 3

Execution by individuals Signed, sealed and delivered by:	Witnessed by	
Signature	Signature and name of witness	Address of witness
Signature	Signature and name of witness	Address of witness
Signature	Signature and name of witness	Address of witness
Signature	Signature and name of witness	Address of witness

NOTE: THE SIGNATURE OF EACH REGISTERED HOLDER SHOULD BE WITNESSED. A WITNESS MUST NOT BE ONE OF THE REGISTERED JOINT HOLDERS.

Execution by a company
*Present when the common seal of the company was affixed here, or
*Executed and delivered by the company named here as a deed

Name of company ______________________

Signature of director	Name of director	
*Signature of director/secretary *delete as appropriate	*Name of director/secretary	Affix seal here (if applicable)

4 TO ELECT FOR THE REDEEMABLE PREFERENCE SHARE ALTERNATIVE

Box 4

Tick Box 4. DO NOT TICK THIS BOX IF YOU WISH TO RECEIVE CASH.
Complete Box 1B and Box 3 (and, if appropriate, Boxes 5, 6 and/or 7) and sign Box 3 in the presence of a witness.

5 OVERSEAS SHAREHOLDERS

Box 5

Please put "NO" in Box 5 if you are unable to give the warranties and representations relating to Overseas Shareholders in paragraph (c) of Part C of Appendix I to the Offer Document.

6 ALTERNATIVE ADDRESS

Box 6

Address outside a Restricted Jurisdiction to which consideration and/or other documents are to be sent if not that set out in Box 2 above.

Name ______________________
Address ______________________
______________________ Postcode ____________

7 PARTICIPANT ID AND MEMBER ACCOUNT ID

Box 7

Complete this Box only if your Jurys Doyle Shares are in CREST.

The Form of Acceptance reference number in this Form of Acceptance is: ______________________

Participant ID ______________________
Member Account ID ______________________

NOTES REGARDING THE COMPLETION AND LODGING OF THIS FORM OF ACCEPTANCE

In order to be effective, this Form of Acceptance must, except as mentioned below, be signed personally by the registered holder or, in the case of a joint holder, by ALL the joint holders and each individual signature must be independently witnessed. A body corporate incorporated in Ireland must execute under seal, the seal being affixed and witnessed in accordance with its articles of association or equivalent regulations and in the case of a company incorporated in Ireland in accordance with section 38(1)(a) of the Companies Act 1963 (as amended) of Ireland. A body corporate incorporated outside Ireland should execute this Form of Acceptance in accordance with the laws of the territory in which the relevant company is incorporated and with the provisions of its articles of association or equivalent regulations. A company (other than a company incorporated in Ireland) may either execute under seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations or, if applicable, in accordance with section 36A of the Companies Act 1985 of England and Wales, if incorporated in England and Wales.

In order to avoid inconvenience to yourself and delay, the following points may assist you:

1. **If a holder is away from home (e.g. abroad or on holiday):** send this Form of Acceptance by the quickest means (e.g. air mail) to the holder for execution (provided that such documents may not be forwarded or transmitted, by any means, in or into a Restricted Jurisdiction) or, if he/she has executed a power of attorney, the attorney should sign the Form of Acceptance and the original power of attorney (or a copy duly certified thereof) must be lodged with this Form of Acceptance for noting (see 7 below). No other signatures are acceptable.
2. **If you have sold all, or otherwise transferred all your Jurys Doyle Shares:** you should at once send this Form of Acceptance together with the accompanying Offer Document and/or any other related documents and the reply-paid envelope to the purchaser or transferee or the stockbroker, bank, or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, such documents should not be distributed forwarded or transmitted, by any means, in or into a Restricted Jurisdiction. If your Jurys Doyle Shares are in certificated form, and you wish to sell or otherwise transfer part of your holding of Jurys Doyle Shares and also wish to accept the Offer in respect of the balance and are unable to obtain the balance certificate in time to deliver it to Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland by 3.00 p.m. on 16 November 2005, you should ensure that the stockbroker, bank or other agent through whom you make the sale obtains the appropriate endorsement or certification, signed on behalf of the registrar of Jurys Doyle, namely, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland in respect of the balance of your holding of Jurys Doyle Shares.
3. **If the sole holder has died:** and if a grant of probate or letters of administration has/have been registered with Jurys Doyle (or its registrar, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland), this Form of Acceptance must be signed by the personal representative(s) of the deceased and returned with the share certificate(s) and/or other document(s) of title to Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland by 3.00 p.m. on 16 November 2005. If a grant of probate or letters of administration has not/have not been registered with Jurys Doyle (or its registrar, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland), the personal representatives or the prospective personal representatives or executors should sign this Form of Acceptance and forward it with the share certificate(s) and/or other document(s) of title. However, a grant of probate or letters of administration must be lodged with Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland before the consideration due can be forwarded to the personal representatives or executors. All signatures must be witnessed.
4. **If one of the joint-registered holders has died:** this Form of Acceptance must be signed by all surviving holders in the presence of a witness and lodged with Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland with the share certificate(s) and/or other document(s) of title and accompanied by the death certificate by 3.00 p.m. on 16 November 2005. However, grant of probate or letters of administration in respect of the deceased holder must be lodged with the registrar of Jurys Doyle, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland before the consideration due can be dispatched.
5. **If your Jurys Doyle Shares are in certificated form and the share certificate(s) is/are held by your bank, stockbroker or some other agent:** the completed Form of Acceptance together with any share certificate(s) and/or other document(s) of title that you may have available should be lodged with Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland together with a letter stating that the share certificate(s) and/or other document(s) of title will follow and you should arrange for the share certificate(s) and/or other document(s) of title to be forwarded by your bank, stockbroker or other agent as soon as possible thereafter.
6. **If your Jurys Doyle Shares are in certificated form and you have lost any of your share certificate(s) and/or other document(s) of title:** the completed Form of Acceptance and any share certificate(s) and/or other document(s) of title which you may have available, should be lodged with Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland and accompanied by a letter stating that you have lost one or more of your share certificate(s) and/or other document(s) of title. At the same time, you should contact the JDH Acquisitions helpline on (01) 247 5418 or, if you are calling from outside Ireland, on +44 (0) 870 703 0192, requesting that a letter of indemnity be sent to you which, when completed in accordance with the instructions given, should be returned as soon as possible by post or by hand (during normal business hours) to Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland.
7. **If the form has been signed under power of attorney:** the completed Form of Acceptance together with the share certificate(s) and/or other document(s) of title should be lodged with Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland and accompanied by the original power of attorney (or a copy duly certified thereof). The power of attorney will be noted by Computershare Investor Services (Ireland) Limited and returned as directed.
8. **If your name or other particulars are shown incorrectly on the share certificate:**
   Incorrect name, e.g.:
   Name on the share certificate(s) .... Jack Grimes
   Correct Name .... John Grimes

   The Form of Acceptance should be completed in your current name and lodged with Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland with your share certificate(s) and accompanied by a letter from your bank, stockbroker or solicitor confirming that the person in whose name Jurys Doyle Shares are registered is one and the same as the person who has signed the Form of Acceptance. If an incorrect address is shown, the correct address should be written on this Form of Acceptance. If you have changed your name, lodge your marriage certificate or deed poll or, in the case of a company, a copy of the certificate of incorporation on change of name, with this Form of Acceptance for noting.
9. **If your Jurys Doyle Shares are partly in CREST:** in relation to those of your Jurys Doyle Shares in CREST, you should take the action set out in paragraph 13 of the letter from Goldman Sachs International contained in Part II of the Offer Document to transfer your Jurys Doyle Shares to an escrow balance. You are reminded to keep a record of the Form of Acceptance reference number (which appears on page 3 of this Form of Acceptance) so that such number can be inserted in the TTE instruction.

   If your Jurys Doyle Shares are held partly in CREST and partly in certificated form, you will need to complete a separate Form of Acceptance for Jurys Doyle Shares held in uncertificated form but under different Member Account IDs and for Jurys Doyle Shares held in certificated forms but under different designations. Additional Forms of Acceptance may be obtained from the JDH Acquisitions helpline on (01) 247 5418 or, if you are calling from outside Ireland, on +44 (0) 870 703 0192. You should take care to complete the details required by Box 7 of the Form of Acceptance relating to your CREST holding.

   If you are a CREST sponsored member, you should refer to your CREST sponsor before completing this Form of Acceptance, as only your CREST sponsor will be able to send the necessary TTE instruction to CRESTCo.

The consideration due to you under the Offer cannot be sent to you until all relevant documents have been properly completed and lodged with Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland. Notwithstanding that no share certificate(s) and/or other document(s) of title is/are delivered with this Form of Acceptance, the Form of Acceptance, if otherwise valid and if accompanied by an appropriate endorsement of certification to the effect that Jurys Doyle Shares referred to therein are available for acceptance, and signed on behalf of the registrar of Jurys Doyle, namely, Computershare Investor Services (Ireland) Limited, will be treated as valid for all purposes.

If you are in any doubt as to the procedure for acceptance please telephone the JDH Acquisitions helpline on (01) 247 5418 or, if you are calling from outside Ireland, on +44 (0) 870 703 0192

Merrill Corporation Ltd, London
05LON2917



Recommended Mandatory Cash Offer

by

Goldman Sachs International

on behalf of

JDH Acquisitions plc

for


JURYS DOYLE
HOTEL GROUP plc

THIS OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should seek your own independent financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in Ireland, is authorised or exempted under the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995, or, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000 of the United Kingdom.

The Offer will not be made, directly or indirectly, in or into any Restricted Jurisdiction, or by use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of any Restricted Jurisdiction, and the Offer will not be capable of acceptance by any such means, instrumentality or facility from or within any Restricted Jurisdiction. Accordingly, copies of this Offer Document and all other documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may invalidate any related purported acceptance of the Offer. Notwithstanding the foregoing restrictions, JDH Acquisitions reserves the right to permit the Offer to be accepted if, in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question.

If you sell or have sold or otherwise transferred all your Jurys Doyle Shares, please send this Offer Document, the accompanying Form of Acceptance and/or any other related documents and the reply-paid envelope at once to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. Such documents should, however, not be distributed, forwarded or transmitted in or into or from any Restricted Jurisdiction.

Recommended Mandatory Cash Offer

by

Goldman Sachs International

on behalf of

JDH Acquisitions plc

for

the issued and to be issued ordinary share capital of

Jurys Doyle Hotel Group plc

(not already in the beneficial ownership of JDH Acquisitions plc)

This Offer Document should be read in conjunction with the accompanying Form of Acceptance, which forms part of this Offer Document. Appendix VII contains definitions of certain terms used in this Offer Document and the Form of Acceptance.

To accept the Offer in respect of Jurys Doyle Shares in certificated form, the Form of Acceptance should be completed and returned by post or (during normal business hours only) by hand to Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland as soon as possible, and in any event so as to be received by no later than 3.00 p.m. on 16 November 2005. The procedure for acceptance of the Offer is set out in paragraph 13 of Part II of this document and in the accompanying Form of Acceptance. A reply-paid envelope is enclosed for your convenience.

Acceptances in respect of Jurys Doyle Shares in uncertificated form (that is to say, in CREST) should be made by completing and returning the Form of Acceptance by post or (during normal business hours only) by hand to Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland and by following the procedure set out in paragraph 13 of Part II of this document so that the TTE instruction settles no later than 3.00 p.m. on 16 November 2005.

If you are in any doubt as to the procedures for acceptance of the Offer or require assistance with completion of the Form of Acceptance, please telephone the JDH Acquisitions helpline on (01) 247 5418 or, if you are a holder of Jurys Doyle Shares and are calling from outside Ireland, on +44 (0) 870 703 0192.

A letter from the Independent Board of Jurys Doyle containing the Independent Board's recommendation of the Cash Offer appears on pages 4 to 9 of this Offer Document.

Goldman Sachs International, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser to JDH Acquisitions and no one else in connection with the Offer and will not be responsible to anyone other than JDH Acquisitions for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer, the contents of this Offer Document or any transaction or arrangement referred to herein.

NCB Stockbrokers Limited, which is regulated by the Financial Regulator under the Stock Exchange Act 1995, is acting exclusively as corporate broker to JDH Acquisitions and no one else in connection with the Offer and will not be responsible to anyone other than JDH Acquisitions for providing the protections afforded to clients of NCB Stockbrokers Limited or for providing advice in relation to the Offer, the contents of this Offer Document or any transaction or arrangement referred to herein.

IBI Corporate Finance Limited, a subsidiary of The Governor and Company of the Bank of Ireland, which is regulated by the Financial Regulator, is acting exclusively for Jurys Doyle and no one else in connection with the Offer and will not be responsible to anyone other than Jurys Doyle for providing the protections afforded to clients of IBI Corporate Finance Limited or for providing advice in relation to the Offer, the contents of this Offer Document or any transaction or arrangement referred to herein.

Information concerning forward-looking statements

This Offer Document includes forward-looking statements based on JDH Acquisitions' current expectation about future events. These forward-looking statements are, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such forward-looking statements. These factors include, among other things, the effect of general economic conditions, the level of interest rates, fluctuations in demand for Jurys Doyle's business, competition, and employee relations, as well as other matters not known to JDH Acquisitions or not currently considered material by JDH Acquisitions.

Information concerning the trading markets for Jurys Doyle Shares

Subject to applicable requirements of the Irish Stock Exchange, the London Stock Exchange and the UK Listing Authority, JDH Acquisitions may seek to procure that Jurys Doyle applies for cancellation of the listing of Jurys Doyle Shares on the Official Lists and for cancellation of the admission to trading of Jurys Doyle Shares on the markets of the Irish Stock Exchange and of the London Stock Exchange.

De-listing, if it occurs, would significantly reduce the liquidity and marketability of any Jurys Doyle Shares in respect of which acceptances of the Offer are not submitted. Even if Jurys Doyle Shares are not de-listed, such continued listing would not necessarily provide a liquid market for Jurys Doyle Shares.

CONTENTS

PART I

Letter of Recommendation from the Independent Board of Jurys Doyle



HOTEL GROUP plc

(Incorporated and registered in Ireland under the Companies Acts 1908 to 1959, registered No. 18327)

Independent Board:

R. Hooper (Chairman)
B.J. Collie (*British*)
P. Fitzpatrick
J.N. Geoghegan* (Marketing and Sales Director)
D.M. Kennedy
P.P. MacQuillan* (Finance Director)
P.G. Malone
P.A. McCann* (Chief Executive)

Other Directors:
W. Beatty
B.C. Gallagher
E.M. Monahan
R.I. Nelson
T.J. Roche

* *Executive director*

Registered Office

146 Pembroke Road
Ballsbridge
Dublin 4

26 October 2005

To Jurys Doyle Shareholders and, for information only, to participants in the Jurys Doyle Share Option Schemes

RECOMMENDED MANDATORY CASH OFFER FOR JURYS DOYLE HOTEL GROUP PLC

Dear Shareholder

1. Introduction

I am writing to you to set out the background to the Offer and the reasons why the Independent Board is unanimously recommending that Jurys Doyle Shareholders accept the Cash Offer.

On 12 October 2005 the Independent Board of Jurys Doyle and the Board of JDH Acquisitions announced that they had reached agreement on the terms of a recommended cash offer, to be made by Goldman Sachs International on behalf of JDH Acquisitions for the issued and to be issued ordinary share capital of Jurys Doyle.

Following this announcement, JDH Acquisitions announced that it had acquired 2,686,806 Jurys Doyle Shares representing approximately 4.2 per cent. of the issued share capital of Jurys Doyle. As a consequence of this, and the aggregate shareholdings of the Consortium (which is acting in concert with JDH Acquisitions) in Jurys Doyle, JDH Acquisitions became obliged, pursuant to Rule 9 of the Takeover Rules, to make the Mandatory Cash Offer for all Jurys Doyle Shares not already owned by JDH Acquisitions.

JDH Acquisitions is a public limited company which was incorporated in Ireland on 29 September 2005. JDH Acquisitions is owned by the members of the Consortium. As at 24 October 2005, the latest practicable date prior to the posting of this Offer Document, JDH Acquisitions owned 5,382,689 Jurys Doyle Shares, representing approximately 8.5 per cent. of the issued share capital of Jurys Doyle. In addition the Consortium owned 26,578,635 Jurys Doyle Shares representing approximately 41.9 per cent. of the issued share capital of Jurys Doyle as at the same date. Accordingly as at 24 October 2005, the latest practicable date prior to the posting of this Offer Document, JDH Acquisitions and the

Consortium owned, in aggregate, 31,961,324 Jurys Doyle Shares representing approximately 50.4 per cent. of the issued share capital of Jurys Doyle.

The formal Offer, and the actions you should take to accept the Offer, are set out in the letter from Goldman Sachs International in Part II of this Offer Document and in the accompanying Form of Acceptance.

2. Terms of the Offer

The Offer is being made, on the terms set out or referred to in this Offer Document and the accompanying Form of Acceptance, on the following basis:

for each Jurys Doyle Share €18.90 in cash

unless any Jurys Doyle Shareholder elects for the Redeemable Preference Share Alternative.

The Offer values the issued and to be issued share capital of Jurys Doyle at approximately €1.25 billion. The Offer is unconditional in all respects.

3. Background to and Reasons for the Recommendation of the Cash Offer

On 9 May 2005, the Board announced that it had received an approach which may or may not lead to an offer for the Company. Following this announcement, the Company was deemed to be in an offer period pursuant to the Takeover Rules.

On 29 July 2005, the Board announced that it had received a possible offer proposal from Precinct Investments Limited of €17.50 per Jurys Doyle Share subject to valid acceptances being received for not less than 50.1 per cent. of Jurys Doyle Shares. This represented the fifth possible offer proposal received from Precinct Investments Limited. Precinct Investments Limited is a private company, incorporated in Ireland. Precinct Investments Limited confirmed to the Board that Simon and David Reuben, acting through their investment vehicle Aldersgate Investments Limited, would participate in the equity funding of such offer, if made, and that appropriate bank debt financing would be available. The Board announced that it had determined, by a majority decision, that this proposal was at a level that it would be prepared to recommend for acceptance to shareholders, if, following due diligence, a firm offer without pre-conditions was made at that level.

On 25 August 2005, the Board announced that it had withdrawn its support for the possible offer proposal from Precinct Investments Limited because Precinct Investments Limited had informed the Board that its proposed bank funding support for the proposal had been withdrawn and because the Board had not been satisfied on the availability of alternative funding facilities.

On 19 September 2005, the Board announced that it had received a possible offer proposal from certain members of the Consortium. As this proposal was subject to, inter alia, the participation of certain directors of Jurys Doyle who were members of the Consortium, in accordance with best practice and to ensure compliance with the Takeover Rules, only those members of the Board who had no conflict or perceived conflict in connection with the Offer considered the Consortium's proposal.

The possible offer proposal received from the Consortium was at a level of not less than €18.90 per ordinary share in cash for the issued and to be issued ordinary share capital of the Company, and was subject to an acceptance condition of 50 per cent. of Jurys Doyle Shares plus one Jurys Doyle Share although the Consortium reserved its right to include a higher acceptance condition. The Independent Board announced that it had unanimously determined that the possible offer proposal received from the Consortium was at a level that it would be prepared to recommend for acceptance to Jurys Doyle Shareholders if, following confirmatory due diligence, a firm offer without pre-conditions was made at that level.

Having undertaken its due diligence, the Consortium confirmed to the Independent Board that it was prepared to proceed with its offer for the Company on a recommended basis.

On 12 October 2005, after the announcement of the recommended Cash Offer, JDH Acquisitions announced that it had acquired 2,686,806 Jurys Doyle Shares representing approximately 4.2 per cent. of the issued share capital of Jurys Doyle. As a consequence of this, and the aggregate shareholdings of the Consortium (which is acting in concert with JDH Acquisitions) in Jurys Doyle, JDH Acquisitions became obliged pursuant to Rule 9 of the Takeover Rules to make this mandatory Cash Offer for all Jurys Doyle Shares not already owned by JDH Acquisitions.

In forming its view to recommend the Cash Offer, the Independent Board, which has been advised by IBI Corporate Finance, has considered, inter alia, the following factors:

- The Cash Offer represents a premium of approximately 51.2 per cent. over the Closing Price of €12.50 per Jurys Doyle Share on 5 May 2005, being the last Business Day prior to the receipt of the first approach submitted by Precinct Investments Limited;
- The Cash Offer represents a premium of approximately 67.6 per cent. over the average daily Closing Price of €11.28 per Jurys Doyle Share over the 12 months up to 5 May 2005, being the last Business Day prior to the receipt of the first approach submitted by Precinct Investments Limited;
- The Cash Offer represents a premium of approximately 68.1 per cent. over €11.24, being the net asset value per Jurys Doyle Share as at 30 June 2005, post completion of a revaluation of the Group's hotel properties and a premium of approximately 36.4 per cent. over €13.85, being the net asset value per Jurys Doyle Share as at 30 June 2005, post completion of a revaluation of the Group's hotel properties and adjusted for the profit in respect of the Company's exit from the Ballsbridge Site;
- The Cash Offer represents approximately 31.7 times reported earnings per share of 59.7 per cent. for the year ended 31 December 2004;
- JDH Acquisitions now owns or has received irrevocable undertakings to accept the Offer in respect of 35,940,807 Jurys Doyle Shares representing approximately 56.7 per cent. of the issued share capital of Jurys Doyle and in respect of 2,892,500 Jurys Doyle Shares issuable pursuant to Jurys Doyle Options representing approximately 4.4 per cent. of the issued share capital of Jurys Doyle on a fully diluted basis. Consequently, JDH Acquisitions now owns or holds irrevocable undertakings to accept the Offer in respect of approximately 58.6 per cent. of the issued share capital of Jurys Doyle on a fully diluted basis;
- While a number of parties have indicated, via public announcements, that they have a potential interest in making an offer for the Company, as at 24 October 2005, the latest practicable date prior to the posting of this Offer Document, the Board has not received any other approaches to acquire the Company, save for the proposals received from Precinct Investments Limited; and
- The recent stakebuilding in the Company's shares could potentially reduce the liquidity in Jurys Doyle Shares and may have implications for the Company's ability to maintain a listing of such shares on the Official Lists. The Cash Offer provides all Jurys Doyle Shareholders with an opportunity to sell their Jurys Doyle Shares for cash at the Offer Price.

Taking into account these factors, the Independent Board considers that the Offer represents an attractive opportunity for Jurys Doyle Shareholders to realise their investment for cash by accepting the Cash Offer.

4. The Redeemable Preference Share Alternative

Jurys Doyle Shareholders can elect to receive, instead of the cash consideration to which they would otherwise be entitled under the Offer, Redeemable Preference Shares to be issued by JDH Acquisitions.

The Redeemable Preference Share Alternative is being made available on the following basis:

for each Jurys Doyle Share 1 Redeemable Preference Share of €0.01

Further details of the Redeemable Preference Shares are set out in paragraph 4 of the letter from Goldman Sachs International set out in Part II and in Appendix II to this Offer Document.

If you are considering making an election for the Redeemable Preference Share Alternative, your attention is drawn to paragraph 5 of the letter from Goldman Sachs International set out in Part II of this Offer Document, entitled "Risk Factors and Investment Considerations in relation to Redeemable Preference Shares". In addition, you are strongly recommended, immediately, to seek your own personal financial advice from a stockbroker, bank manager, solicitor, accountant, independent financial adviser or other professional adviser who, if you are taking advice in Ireland, is authorised or exempted under the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995, or, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000 of the United Kingdom, and who specialises in advising on the acquisition of shares or other securities.

The Independent Board is making no recommendation in respect of the Redeemable Preference Share Alternative.

5. Irrevocable Undertakings

JDH Acquisitions has received irrevocable undertakings to accept or procure acceptance of the Offer from the members of the Consortium, in respect of their own beneficial shareholdings which amount, in aggregate, to 26,578,635 Jurys Doyle Shares, representing approximately 41.9 per cent. of the issued share capital of Jurys Doyle.

JDH Acquisitions has also received irrevocable undertakings to accept or procure acceptance of the Offer from the members of the Independent Board who hold Jurys Doyle Shares, in respect of their own beneficial shareholdings which amount, in aggregate, to 317,845 Jurys Doyle Shares, representing approximately 0.5 per cent. of the issued share capital of Jurys Doyle.

JDH Acquisitions has also received further irrevocable undertakings to accept or procure acceptance of the Offer from other Jurys Doyle Shareholders in respect of 3,661,638 Jurys Doyle Shares, representing approximately 5.8 per cent. of the issued share capital of Jurys Doyle.

In addition, JDH Acquisitions has purchased in aggregate 5,382,689 Jurys Doyle Shares at €18.90 for each such share representing approximately 8.5 per cent. of the issued share capital of Jurys Doyle.

Therefore JDH Acquisitions now owns or has received irrevocable undertakings to accept the Offer in respect of 35,940,807 Jurys Doyle Shares representing approximately 56.7 per cent. of the issued share capital of Jurys Doyle.

JDH Acquisitions has received irrevocable undertakings to accept or procure acceptance of the Offer from the members of the Independent Board who hold Jurys Doyle Options in respect of, in aggregate, 815,000 Jurys Doyle Shares issuable pursuant to the exercise of Jurys Doyle Options held by them. Irrevocable undertakings have been also received by JDH Acquisitions from other Jurys Doyle Optionholders in respect of, in aggregate, 2,077,500 Jurys Doyle Shares issuable pursuant to the exercise of Jurys Doyle Options held by them. As the Offer is unconditional in all respects, these Jurys Doyle Options have vested and are exercisable. The Jurys Doyle Options in respect of which JDH Acquisitions has received irrevocable undertakings represent, in aggregate, approximately 4.4 per cent. of the issued share capital of Jurys Doyle on a fully diluted basis.

Consequently JDH Acquisitions now owns or holds irrevocable undertakings to accept the Offer in respect of approximately 58.6 per cent. of the issued share capital of Jurys Doyle on a fully diluted basis.

Particulars of these irrevocable undertakings are set out in paragraph 4(a) of Appendix V to this Offer Document.

6. Board, Management and Employees

The Board of JDH Acquisitions has confirmed that the existing employment rights, including pension rights, of all employees of Jurys Doyle will be fully safeguarded.

The independent non-executive directors have offered their resignations as directors to the Company and the Consortium and such resignations are expected to become effective on 27 October 2005.

7. Update on Current Trading

The unaudited interim results for the six months ended 30 June 2005, were announced by the Group on 6 September 2005, and are set out in their entirety in Appendix IV to this Offer Document. You are advised to read the interim results in their entirety and not to rely solely on the summarised information in this letter.

In the six months ended 30 June 2005, the first accounting period in which the financial statements have been prepared under International Financial Reporting Standards (IFRS), the Group reported an 11.8 per cent. increase in turnover to €150.9 million from €135.0 million in the corresponding six month period of 2004 (restated for IFRS). Gross profit increased by 7.4 per cent. from €47.8 million in the six months ended 30 June 2004 (restated for IFRS) to €51.4 million in the six months ended 30 June 2005 and profit from operations before non-recurring items increased by 9.0 per cent. to €35.9 million from €32.9 million (restated for IFRS) across the same period. Profit before tax was €15.3 million in the six months ended 30 June 2005 versus €23.7 million for the corresponding period in 2004. As at 30 June 2005, the Jurys Doyle Group had total equity (net assets) of €708.9 million (30 June 2004 (restated for IFRS): €603.4 million).

On 28 July 2005, Jurys Doyle announced that it had entered into a conditional agreement to sell the Ballsbridge Site to Padholme, a company controlled by Sean Dunne. The Ballsbridge Site transaction, which was approved by Jurys Doyle Shareholders at an extraordinary general meeting of Jurys Doyle held on 27 September 2005, was completed on 20 October 2005. The consideration paid in cash by Padholme, after the assumption of liabilities by the purchaser, amounted to €260 million. Under the terms of the agreement with Padholme, the Group will continue to operate its existing trading operations on the Ballsbridge Site under a short-term lease arrangement until 6 September 2007.

On 31 August 2005, the Company announced that it was now actively pursuing a disposal of The Berkeley Court Hotel site and a disposal of Jurys Montrose Hotel.

The Group's strategy remains focused on the development of a balanced portfolio of 4-star and 5-star hotels and 3-star Jurys Inns in major population centres in Ireland and the UK, and hotels in the north-east region of the United States.

Trading in the third quarter up to the end of September 2005 has been satisfactory.

8. Expenses Reimbursement Agreement

Jurys Doyle has entered into an expenses reimbursement and non-solicitation agreement dated 21 October 2005 with certain members of the Consortium, the terms of which have been approved by the Panel. Under the Expenses Reimbursement Agreement Jurys Doyle has agreed to pay to JDH Acquisitions an amount equal to all specific quantifiable third party costs and expenses incurred in connection with the Offer in the circumstances outlined below. The liability of Jurys Doyle to pay these amounts is limited to a maximum amount equal to 1 per cent. of the aggregate value of the number of Jurys Doyle Shares which are the subject of the Offer multiplied by the Offer Price. The circumstances in which such payment will be made are:

(a) if the Company or any of its officers, or advisers breach the covenants in relation to non-solicitation and other matters contained in clause 3 of the Expenses Reimbursement Agreement; or

(b) if the Independent Board, or a committee thereof, withdraws or adversely modifies its recommendation of the Offer or recommends (or indicates or announces an intention to recommend) a competing offer and thereafter the Offer lapses or is withdrawn; or

(c) if prior to the Offer lapsing or being withdrawn, a competing offer or offers are announced and any such offer(s) become or are declared unconditional in all respects.

IBI Corporate Finance, independent financial adviser to the Independent Board, has confirmed in writing to the Panel that in the opinion of the Independent Board and IBI Corporate Finance, in the context of the Offer, the Expenses Reimbursement Agreement is in the best interests of Jurys Doyle and Jurys Doyle Shareholders.

Pursuant to the terms of the Expenses Reimbursement Agreement the Company gave certain undertakings to the Consortium not to engage in negotiations in relation to, solicit or recommend competing offers other than in certain specified circumstances.

9. Jurys Doyle Share Option Schemes

The Offer extends to any Jurys Doyle Shares unconditionally allotted or issued pursuant to the exercise of options under the Jurys Doyle Share Option Schemes while the Offer remains open for acceptance.

Prior to the date hereof 90,275 Jurys Doyle Options were vested and exercisable. The Panel has consented, for the purposes of Rule 21.1 only, and insofar as the Offer is concerned, to an amendment of the Jurys Doyle Hotel Group plc 1996 Share Option Scheme, consistent with the current guidelines of the Irish Association of Investment Managers, such that the remaining 2,808,500 Jurys Doyle Options would vest and become exercisable upon the Offer being declared unconditional in all respects. Consequently, as the Offer is unconditional in all respects these Jurys Doyle Options have vested and are exercisable. The letter of consent from the Panel will be available for inspection while the Offer remains open for acceptance at the offices of William Fry Solicitors, Fitzwilton House, Wilton Place, Dublin 2.

Separate documents containing the proposals from JDH Acquisitions to Jurys Doyle Optionholders are to be despatched to Jurys Doyle Optionholders on the date hereof.

10. Taxation

Your attention is drawn to paragraph 9 of Appendix V of this Offer Document, headed "Irish and United Kingdom Taxation". If you are in any doubt as to your own tax position, you should consult an independent financial adviser immediately.

11. Action to be Taken to Accept the Offer

The procedure for acceptance is set out in paragraph 13 of the letter from Goldman Sachs International contained in Part II of this Offer Document, Parts B and C of Appendix I to this Offer Document and in the accompanying Form of Acceptance. If you wish to accept the Offer you should complete and return your Form of Acceptance in accordance with the instructions printed on it to **Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland**, as soon as possible and in any event so as to be received by no later than 3.00 p.m. on 16 November 2005. If you have any questions about this procedure, you should telephone the JDH Acquisitions helpline at (01) 247 5418 or, if you are calling from outside Ireland, at +44 (0) 870 703 0192.

12. Further Information

Your attention is drawn to the information set out in the rest of this Offer Document including the Appendices.

13. Recommendation

The Independent Board, which has been so advised by IBI Corporate Finance, considers the terms of the Offer to be fair and reasonable. In providing its advice, IBI Corporate Finance has taken into account the commercial assessments of the Independent Board. Accordingly, the Independent Board unanimously recommends that Jurys Doyle Shareholders accept the Cash Offer, as the members of the Independent Board who hold Jurys Doyle Shares have irrevocably undertaken to do in respect of their own beneficial holdings, amounting to, in aggregate, 317,845 Jurys Doyle Shares, representing approximately 0.5 per cent. of the issued share capital of Jurys Doyle. The Independent Board is making no recommendation in respect of the Redeemable Preference Share Alternative.

Yours faithfully

Richard Hooper
Chairman

PART II

Letter from Goldman Sachs International

Goldman Sachs International
Peterborough Court, 133 Fleet Street, London, EC4A 2BB, England
Tel: +44 (20) 7774-1000
Authorised and regulated by the Financial Services Authority


Goldman
Sachs

26 October 2005

Recommended Mandatory Cash Offer
by
Goldman Sachs International
on behalf of
JDH Acquisitions plc
for
Jurys Doyle Hotel Group plc

To Jurys Doyle Shareholders and, for information only, to participants in the Jurys Doyle Share Option Schemes

1. Introduction

On 12 October 2005, the Board of JDH Acquisitions and the Independent Board of Jurys Doyle announced that they had reached agreement on the terms of a recommended cash offer by JDH Acquisitions for Jurys Doyle to be made by Goldman Sachs International on behalf of JDH Acquisitions for the issued and to be issued ordinary share capital of Jurys Doyle.

The Cash Offer values the issued and to be issued share capital of Jurys Doyle at approximately €1.25 billion.

On 12 October 2005, after the joint announcement of this recommended Cash Offer, JDH Acquisitions announced that it had acquired 2,686,806 Jurys Doyle Shares representing approximately 4.2 per cent. of the issued share capital of Jurys Doyle. As a consequence of this, and the aggregate shareholdings of the Consortium (which is acting in concert with JDH Acquisitions) in Jurys Doyle, JDH Acquisitions became obliged pursuant to Rule 9 of the Takeover Rules to make the Mandatory Cash Offer for all Jurys Doyle Shares not already owned by JDH Acquisitions.

The Offer is unconditional in all respects. The acceptance condition has been satisfied as JDH Acquisitions already owns 5,382,689 Jurys Doyle Shares representing approximately 8.5 per cent. of the issued share capital of Jurys Doyle and the Consortium which is acting in concert with it owns 26,578,635 Jurys Doyle Shares representing approximately 41.9 per cent. of the issued share capital of Jurys Doyle. Accordingly as at 24 October 2005, the latest practicable date prior to the posting of this Offer Document, JDH Acquisitions and the Consortium owned, in aggregate, 31,961,324 Jurys Doyle Shares representing approximately 50.4 per cent. of the issued share capital of Jurys Doyle.

2. Recommendation

Your attention is drawn to the letter of recommendation from the Independent Board of Jurys Doyle, on pages 4 to 9 of this Offer Document which sets out the reasons why the Independent Board is unanimously recommending that all Jurys Doyle Shareholders accept the Cash Offer, as the members of the Independent Board who hold Jurys Doyle Shares have irrevocably agreed to do in respect of their own beneficial holdings of Jurys Doyle Shares.

3. The Offer

On behalf of JDH Acquisitions, we hereby offer to acquire on the terms set out or referred to in this Offer Document and the Form of Acceptance, all of the Jurys Doyle Shares (other than those Jurys Doyle Shares beneficially owned by JDH Acquisitions) on the following basis:

for each Jurys Doyle Share **€18.90 in cash**

unless any Jurys Doyle Shareholder elects to receive the Redeemable Preference Share Alternative.

Registered in England No. 2263951 I Registered Office: Peterborough Court, 133 Fleet Street, London EC4A 2BB

The Cash Offer represents a premium of approximately 41.5 per cent. over the Closing Price of €13.36 per Jurys Doyle Share on 6 May 2005 (being the last Business Day prior to the commencement of the Offer Period).

The Offer extends to all existing Jurys Doyle Shares which are unconditionally allotted or issued before the Offer closes or before such date as JDH Acquisitions may, subject to the Takeover Rules and other applicable laws and regulations, decide.

The Jurys Doyle Shares will be acquired pursuant to the Offer fully paid or credited as fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this Offer Document.

4. The Redeemable Preference Share Alternative

Jurys Doyle Shareholders can elect to receive, instead of the cash consideration to which they would otherwise be entitled under the Offer, Redeemable Preference Shares to be issued by JDH Acquisitions.

The Redeemable Preference Share Alternative is being made available on the following basis:

for each Jurys Doyle Share **1 Redeemable Preference Share of €0.01**

If any Jurys Doyle Shareholder wishes to elect to receive Redeemable Preference Shares then they must do so in respect of all Jurys Doyle Shares registered in their name. The Redeemable Preference Share Alternative is being made available to Jurys Doyle Shareholders only and there is no right to renounce it in favour of any third party or third parties.

The Redeemable Preference Shares will be issued credited as fully paid in amounts (par and premium) and integral multiples of €0.01 nominal value with a premium of €18.89. No application will be made for the Redeemable Preference Shares to be listed or dealt on any stock exchange or market and they will not be transferable. The Redeemable Preference Shares will carry no voting rights and will be governed by the laws of Ireland.

The Redeemable Preference Shares will carry a coupon of 3 per cent. per annum on their par value and premium. Such coupon will be rolled-up and payable three years from the date of issue and thereafter annually on the anniversary of the date of issue or, if the Board of JDH Acquisitions so determines, earlier.

The Redeemable Preference Shares will be redeemable at par plus the premium and coupon accumulated to the redemption date at any time or times that the Board of JDH Acquisitions determines (subject to having received requisite approval from the ordinary shareholders of JDH Acquisitions) and may be redeemed on a pro-rata basis or otherwise at the discretion of the Board of JDH Acquisitions.

On a winding up, the Redeemable Preference Shares will rank ahead of the ordinary shares in JDH Acquisitions in respect of the aggregate of par value, premium and any amounts of unpaid coupon accrued to the date of winding up.

Goldman Sachs International, financial adviser to JDH Acquisitions has advised that, based on market conditions at 24 October 2005 (the latest practicable date prior to the posting of this Offer Document), in its opinion, if the Redeemable Preference Shares had been in issue on that date, the estimated value of the Redeemable Preference Shares would have been not less than 25 per cent. of the aggreggate of the nominal value and premium to be credited as paid up on issue of each Redeemable Preference Share.

The Independent Board is making no recommendation in respect of the Redeemable Preference Share Alternative.

If you are considering making an election for the Redeemable Preference Share Alternative, your attention is drawn to paragraph 5 of this letter below entitled "Risk Factors and Investment Considerations in relation to Redeemable Preference Shares". In addition, you are strongly recommended, immediately, to seek your own personal financial advice from a stockbroker, bank manager, solicitor, accountant, independent financial adviser or other professional adviser who, if you are taking advice in Ireland, is authorised or exempted under the Investment Intermediaries Act 1995 or, the Stock Exchange Act 1995 or, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000 of the United Kingdom, and who specialises in advising on the acquisition of shares or other securities.

5. Risk Factors and Investment Considerations in relation to Redeemable Preference Shares

(a) The attention of persons who may consider electing for the Redeemable Preference Share Alternative is drawn to certain risk factors and other investment considerations relevant to such an election. These include the following:

(i) JDH Acquisitions is an unlisted company. There is no market for the Redeemable Preference Shares;

(ii) JDH Acquisitions currently has no plans to seek a public quotation of the Redeemable Preference Shares on any recognised securities exchange or other market;

(iii) JDH Acquisitions will not be subject to the disclosure, corporate governance and shareholder protection requirements of the Irish Stock Exchange, the London Stock Exchange, the UK Listing Authority or any other securities exchange;

(iv) The Redeemable Preference Shares are not transferable so any Jurys Doyle Shareholder who elects to receive those shares will not be entitled to transfer them or sell them to third parties;

(v) JDH Acquisitions will have greater borrowings than Jurys Doyle currently has and this could adversely affect JDH Acquisitions' financial condition and the results of its operations;

(vi) No distribution will be payable on the Redeemable Preference Shares until the third anniversary of the date of their issue unless the Board of JDH Acquisitions determines otherwise;

(vii) Although the Redeemable Preference Shares are redeemable at such time or times as the Board of JDH Acquisitions determines (subject to having received requisite approval from the ordinary shareholders of JDH Acquisitions), there is no fixed redemption date and holders of Redeemable Preference Shares cannot demand redemption of such shares.

(viii) Your attention is drawn to the value attributed to the Redeemable Preference Shares by Goldman Sachs International. This value is significantly below the level of cash consideration payable pursuant to the Cash Offer.

(b) Further details of the Redeemable Preference Shares and the rights of, and restrictions applicable to the Redeemable Preference Shares are contained in Appendix II and you are strongly recommended to read this before electing to receive Redeemable Preference Shares.

6. Irrevocable Undertakings

JDH Acquisitions has received irrevocable undertakings to accept or procure acceptance of the Offer from the members of the Consortium, in respect of their own beneficial shareholdings which amount, in aggregate, to 26,578,635 Jurys Doyle Shares, representing approximately 41.9 per cent. of the issued share capital of Jurys Doyle. The members of the Consortium intend to elect for the Redeemable Preference Share Alternative.

JDH Acquisitions has also received irrevocable undertakings to accept or procure acceptance of the Offer from the members of the Independent Board who hold Jurys Doyle Shares, in respect of their own beneficial shareholdings which amount, in aggregate, to 317,845 Jurys Doyle Shares, representing approximately 0.5 per cent. of the issued share capital of Jurys Doyle.

JDH Acquisitions has also received further irrevocable undertakings to accept or procure acceptance of the Offer from other Jurys Doyle Shareholders in respect of 3,661,638 Jurys Doyle Shares, representing approximately 5.8 per cent. of the issued share capital of Jurys Doyle.

In addition, JDH Acquisitions has purchased in aggregate 5,382,689 Jurys Doyle Shares at €18.90 for each such share representing approximately 8.5 per cent. of the issued share capital of Jurys Doyle.

Therefore JDH Acquisitions now owns or has received irrevocable undertakings to accept the Offer in respect of 35,940,807 Jurys Doyle Shares representing approximately 56.7 per cent. of the issued share capital of Jurys Doyle.

JDH Acquisitions has received irrevocable undertakings to accept or procure acceptance of the Offer from the members of the Independent Board who hold Jurys Doyle Options in respect of, in aggregate, 815,000 Jurys Doyle Shares issuable pursuant to the exercise of Jurys Doyle Options held by them. Irrevocable undertakings have been also received by JDH Acquisitions from other Jurys Doyle Optionholders in respect of, in aggregate, 2,077,500 Jurys Doyle Shares issuable pursuant to the exercise of Jurys Doyle Options held by them. As the Offer is unconditional in all respects, these Jurys Doyle Options have vested and are exercisable. The Jurys Doyle Options in respect of which JDH Acquisitions has received irrevocable undertakings represent, in aggregate, approximately 4.4 per cent. of the issued share capital of Jurys Doyle on a fully diluted basis.

Consequently JDH Acquisitions now owns or holds irrevocable undertakings to accept the Offer in respect of approximately 58.6 per cent. of the issued share capital of Jurys Doyle on a fully diluted basis.

Particulars of these irrevocable undertakings are set out in paragraph 4(a) of Appendix V to this Offer Document.

7. Information on JDH Acquisitions

JDH Acquisitions is a public limited company which was incorporated in Ireland on 29 September 2005. JDH Acquisitions has not traded prior to the date of this Offer Document (except for entering into transactions relating to the Offer). JDH Acquisitions is owned by the Consortium. Further details on JDH Acquisitions are set out in Appendix III.

8. Information on Jurys Doyle

Jurys Doyle is Ireland's largest hotel group with a balanced portfolio of hotels and inns throughout Ireland, the United Kingdom and on the east coast of the United States. Headquartered in Dublin, the Jurys Doyle Group currently operates 36 hotels, totalling over 8,000 bedrooms with approximately 4,000 employees.

For the year ended 31 December 2004, the Group reported a 12.1 per cent. increase in turnover to €284.5 million from €253.8 million in the prior year, and a 17.5 per cent. increase in operating profit before fixed assets disposals to €65.8 million from €56.0 million in the prior year. As at 31 December 2004, the Jurys Doyle Group had consolidated net assets of €678.0 million (31 December 2003: €662.7 million).

For the six months ended 30 June 2005, the first accounting period in which the financial statements have been prepared under International Financial Reporting Standards (IFRS), the Group reported an 11.8 per cent. increase in turnover to €150.9 million from €135.0 million in the corresponding six month period to 30 June 2004 (restated for IFRS), and a 9.0 per cent. increase in operating profit before non-recurring items to €35.9 million from €32.9 million in the corresponding six month period to 30 June 2004 (restated for IFRS). As at 30 June 2005, the Jurys Doyle Group had total equity (net assets) of €708.9 million (30 June 2004 (restated for IFRS): €603.4 million)

The Group comprises five operating divisions as set out below:

Jurys Hotels: Ireland

The Jurys Hotels division in Ireland currently comprises seven hotels, all of which are located in Dublin. These properties are The Berkeley Court (5-star), The Westbury (5-star) The Towers (5-star), Jurys Ballsbridge (4-star), The Burlington (4-star), Jurys Montrose (3-star) and Jurys Croke Park Hotel (4-star) which opened in September 2005. This division accounted for approximately 33.1 per cent. of the Group's turnover for the year ended 31 December 2004.

On 28 July 2005, the Group announced that it had entered into a conditional agreement to sell the Ballsbridge Site to Padholme, a company controlled by Sean Dunne. The Ballsbridge Site transaction which was approved by Jurys Doyle Shareholders at an extraordinary general meeting of Jurys Doyle held on 27 September 2005, was completed on 20 October 2005. The consideration paid in cash by Padholme, after the assumption of liabilities by the purchaser, amounted to €260 million. Under the terms of the agreement with Padholme, the Group will continue to operate its existing trading operations on the Ballsbridge Site under a short-term lease arrangement until 6 September 2007.

On 31 August 2005, the Company announced that it was now actively pursuing a disposal of The Berkeley Court Hotel site and a disposal of Jurys Montrose Hotel.

Jurys Inns: Ireland

The Group operates six 3-star budget plus Jurys Inns in Ireland. Jurys Inn Christchurch, Jurys Inn Custom House and Jurys Inn Parnell Street are located in Dublin. In addition a Jurys Inn is located in each of Cork, Limerick and Galway. This division accounted for approximately 10.4 per cent. of the Group's turnover for the year ended 31 December 2004.

Jurys Hotels: United Kingdom

The Jurys Hotels United Kingdom division comprises six hotels, three of which are located in London (Jurys Clifton Ford, Jurys Great Russell Street and Jurys Kensington Hotel). The Group also operates a hotel in each of Cardiff, Bristol and Glasgow. This division accounted for approximately 18.4 per cent. of the Group's turnover (in euro) for the year ended 31 December 2004.

Jurys Inns: United Kingdom

The Group currently operates thirteen Jurys Inns in the United Kingdom. Two of these Jurys Inns, Southampton and Nottingham opened in May 2005 and September 2005 respectively. The Group has announced plans to open additional Jurys Inns in Milton Keynes, Brighton, Liverpool and Plymouth. This division accounted for approximately 27.6 per cent. of the Group's turnover (in euro) for the year ended 31 December 2004.

Jurys Hotels: United States

In the United States, Jurys Doyle operates three hotels in Washington D.C. and, in addition, Jurys Boston Hotel, which opened in July 2004. This division accounted for approximately 10.5 per cent. of the Group's turnover (in euro) for the year ended 31 December 2004.

9. Financing

The Offer will be financed by debt facilities made available to JDH Acquisitions by Allied Irish Banks, p.l.c. and by equity funding from the Consortium.

Goldman Sachs International is satisfied that the necessary financial resources are available to JDH Acquisitions to enable it to satisfy full acceptance of the Cash Offer.

Further details of the financing arrangements are set out in Appendix III.

10. Board, Management and Employees

The Board of JDH Acquisitions has confirmed that the existing employment rights, including pension rights, of all employees of the Jurys Doyle Group will be fully safeguarded.

The independent non-executive directors have offered their resignations as directors to the Company and the Consortium and such resignations are expected to become effective on 27 October 2005.

11. Jurys Doyle Share Option Schemes

The Offer extends to any Jurys Doyle Shares unconditionally allotted or issued pursuant to the exercise of options under the Jurys Doyle Option Schemes while the Offer remains open for acceptance. Prior to the date hereof 90,275 Jurys Doyle Options were vested and exercisable. The Panel has consented, for the purposes of Rule 21.1 only, and insofar as the Offer is concerned, to an amendment of the Jurys Doyle Hotel Group plc 1996 Share Option Scheme, consistent with the current guidelines of the Irish Association of Investment Managers, such that the remaining 2,808,500 Jurys Doyle Options would vest and become exercisable upon the Offer being declared unconditional in all respects. Consequently, as the Offer is unconditional in all respects, these Jurys Doyle Options have vested and are exercisable. The letter of consent from the Panel will be available for inspection while the Offer remains open for acceptance at the offices of William Fry Solicitors, Fitzwilton House, Wilson Place, Dublin 2.

Separate documents containing the proposals from JDH Acquisitions to Jurys Doyle Share Optionholders are to be despatched to Jurys Doyle Optionholders on the date hereof.

Jurys Doyle Optionholders who hold Jurys Doyle Options over 2,892,500 Jurys Doyle Shares, in aggregate, have undertaken to JDH Acquisitions to accept or procure the acceptance of the Offer in respect of all Jurys Doyle Shares issuable pursuant to the exercise of all Jurys Doyle Options held by them.

12. Strategy for Jurys Doyle Group

JDH Acquisitions intends to continue to operate Jurys Doyle as a hotel group. JDH Acquisitions intends to implement the decisions of the board of directors of Jurys Doyle which have already been made in respect of the sale of The Berkeley Court Hotel site and The Montrose Hotel. JDH Acquisitions will conduct a review of the asset portfolio following completion of the Offer. JDH Acquisitions intends to ensure that the ongoing capital structure and business mix are best suited to deliver on the potential of the Jurys Doyle Group.

13. Procedure for acceptance of the Offer

To accept the Offer, you must complete and sign the Form of Acceptance in accordance with these instructions and the instructions printed on the Form of Acceptance. This paragraph should be read together with Parts B and C of Appendix I to this Offer Document and the instructions and notes set out in the Form of Acceptance. The instructions and notes printed on the Form of Acceptance shall be deemed to form part of the terms of the Offer.

a. Completion of the Form of Acceptance

To accept the Offer in respect of all of your Jurys Doyle Shares, you must complete Box 1B and, where appropriate, Box 5 and Box 6 (and, if your Jurys Doyle Shares are in CREST, Box 7), in each case on page 3 of the Form of Acceptance.

To elect for the Redeemable Preference Share Alternative in respect of all of your Jurys Doyle Shares, you must complete the Form of Acceptance as set out in this paragraph 13(a) and, in addition, you must tick Box 4. If you elect for the Redeemable Preference Share Alternative you will not receive the cash amount that will be payable to you if you accept the Cash Offer.

To accept the Offer you must sign Box 3 of the enclosed Form of Acceptance in the presence of an independent witness who should also sign it, in accordance with the instructions printed thereon. If Box 1B or Box 4 have not been completed and you have signed Box 3, you will be deemed to have accepted the Cash Offer in respect of your entire registered holding of Jurys Doyle Shares.

If you have any questions as to how to complete the Form of Acceptance, or you have lost your share certificate(s) and/or other document(s) of title and require guidance, please telephone the JDH Acquisitions helpline on (01) 247 5418, or, if you are calling from outside Ireland on +44 (0) 870 703 0192.

You should note that, if you hold Jurys Doyle Shares in both certificated and uncertificated form (that is, to say, in CREST), you should complete a separate Form of Acceptance for each holding. In addition, you should complete a separate Form of Acceptance for Jurys Doyle Shares held in uncertificated form but under different Member Account IDs and a separate Form of Acceptance for Jurys Doyle Shares held in certificated form but under different designations. Additional Forms of Acceptance are available from the JDH Acquisitions helpline on (01) 247 5418 or, if you are calling from outside Ireland, on +44 (0) 870 703 0192.

b. Return of Form of Acceptance

To accept the Offer, the Form of Acceptance must be completed and returned (whether or not your Jurys Doyle Shares are held in CREST) by post or (during normal business hours only) by hand to Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, as soon as possible and, in any event, so as to be received by no later than 3.00 p.m. on 16 November 2005.

The completed Form of Acceptance should be accompanied, if your Jurys Doyle Shares are in certificated form, by the relevant share certificate(s) and/or other document(s) of title. A reply-paid envelope to be used for sending documents is enclosed for your convenience. No acknowledgement of receipt of documents will be given by or on behalf of JDH Acquisitions.

All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any Jurys Doyle Shareholders will be delivered by or sent to or from them (or their designated agents) at their own risk.

c. Share certificates not readily available or lost

If your Jurys Doyle Shares are in certificated form, a completed, signed and witnessed Form of Acceptance should be accompanied by the relevant share certificate(s) and/or other document(s) of title.

If for any reason the relevant share certificate(s) and/or the other document(s) of title is/are lost or not readily available, you should nevertheless complete, sign and return the Form of Acceptance in the manner set out in paragraphs 13(a) and 13(b) above, so as to be received by Computershare Investor Services (Ireland) Limited P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, by no later than 3.00 p.m. on 16 November 2005 together with any share certificate(s) and/or other document(s) of title which you may have available and a letter stating that the balance will follow or that you have lost one or more of your share certificate(s) and/or other document(s) of title, as the case may be. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible. No acknowledgment of receipt of documents will be given.

If you have lost your share certificate(s) and/or other document(s) of title, you should contact Jurys Doyle's registrar, Computershare Investor Services (Ireland) Limited P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, for a letter of indemnity for lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned by post or by hand (during normal business hours only) to Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland in the manner set out in paragraphs 13(a) and 13(b) above.

If your share certificate(s) is/are not in your name, you should send by post or by hand (during normal business hours only), to Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, such other documents as establish your right to become the registered holder of the relevant Jurys Doyle Shares.

d. Additional Procedures for Jurys Doyle Shares in uncertificated form (i.e. in CREST)

If your Jurys Doyle Shares are in certificated form (that is, not in CREST) you need not read this paragraph.

If you hold your Jurys Doyle Shares in uncertificated form (i.e. in CREST) you should insert in Box 7 of the enclosed Form of Acceptance, the Participant ID and the Member Account ID under which such Jurys Doyle Shares are held by you in CREST and otherwise complete and return the Form of Acceptance in the manner described in paragraphs 13(a) and 13(b) above. In addition, you should take (or procure to be taken) the action set out below in this paragraph 13(d) to transfer the Jurys Doyle Shares in respect of which you wish to accept the Offer to an escrow balance (that is, a TTE instruction) specifying Computershare Investor Services (Ireland) Limited (in its capacity as a participant in CREST under its Participant ID referred to below) as the Escrow Agent as soon as possible **and in any event so that the transfer to escrow (TTE) instruction settles by no later than 3.00 p.m. on 16 November 2005.**

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your Participant ID and Member Account ID under which your Jurys Doyle Shares are held. In addition, only your CREST sponsor will be able to send the TTE Instruction to CRESTCo in relation to your Jurys Doyle Shares.

You must send (or, if you are a CREST sponsored member, ensure that your CREST sponsor sends) a TTE Instruction to CRESTCo which is properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE Instruction to settle in CREST, the following details:

1. the number of Jurys Doyle Shares to be transferred to an escrow balance;
2. your Member Account ID. This must be the same Member Account ID as that inserted in Box 7 on page 3 of the Form of Acceptance;
3. your Participant ID. This must be the same Participant ID as that inserted in Box 7 on page 3 of the Form of Acceptance;
4. the Member Account ID of the Escrow Agent. This is "**JURYS**";
5. the Participant ID of the Escrow Agent. This is **RA73**;
6. the Form of Acceptance reference number. This is the reference number that appears at Box 7 on page 3 of the Form of Acceptance. This reference number should be inserted in the first eight characters of the shared note field on the TTE Instruction. Such insertion will enable the Escrow Agent to match the transfer to escrow to your Form of Acceptance. You should keep a separate record of this reference number for future reference;

7. the intended settlement date. This should be as soon as possible and in any event no later than 3.00 p.m. on 16 November 2005;
8. the corporate action number for the Offer. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST; and
9. input with CREST standard delivery instruction priority of 80.

After settlement of the TTE Instruction, you will not be able to access the Jurys Doyle Shares concerned in CREST for any transaction or charging purposes. The Escrow Agent will transfer the Jurys Doyle Shares concerned to itself in accordance with Part C of Appendix I of this Offer Document.

It is recommended that you refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to escrow.

If no Form of Acceptance reference number, or an incorrect Form of Acceptance reference number, is included on the TTE Instruction, JDH Acquisitions may treat any amount of Jurys Doyle Shares transferred to an escrow balance in favour of the Escrow Agent specified above from the Participant ID and Member Account ID identified in the TTE Instruction as relating to any Form(s) of Acceptance which relate(s) to the same Member Account ID and Participant ID (up to the amount of Jurys Doyle Shares inserted or deemed to be inserted on the Form(s) of Acceptance concerned).

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE Instruction relating to your Jurys Doyle Shares to settle prior to 3.00 p.m. on 16 November 2005. In this regard, your attention is drawn, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

JDH Acquisitions will make an appropriate announcement if any of the details contained in this paragraph 13(d) alter in any material respect for any reason.

e. Jurys Doyle Shares held in certificated and uncertificated form (i.e. both in and outside CREST)

If you hold Jurys Doyle Shares in both certificated and uncertificated form, you should complete a separate Form of Acceptance for each holding. In addition, you should complete a separate Form of Acceptance for Jurys Doyle Shares held in uncertificated form, but under different Member Account IDs and for Jurys Doyle Shares held in certificated form but under different designations. Additional Forms of Acceptance are available from the JDH Acquisitions helpline on (01) 247 5418 (or +44 (0) 870 703 0192 if you are calling from outside of Ireland).

f. Deposits of Jurys Doyle Shares into, and withdrawals of Jurys Doyle Shares from, CREST

Normal CREST procedures (including timings) apply in relation to any Jurys Doyle Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of Jurys Doyle Shares or otherwise). Holders of Jurys Doyle Shares who are proposing so to convert any such Jurys Doyle Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Jurys Doyle Shares as a result of the conversion to take all necessary steps in connection with acceptance of the Offer (in particular, as regards delivery of share certificate(s) and/or other document(s) of title or transfers to an escrow balance as described above) prior to 3.00 p.m. on 16 November 2005.

g. Validity of acceptance

JDH Acquisitions and Goldman Sachs International reserve the right, subject to the provisions of the Takeover Rules and without prejudice to Part B of Appendix I of this Offer Document, to treat a duly executed Form of Acceptance as a valid acceptance even if it is not complete in all respects or not accompanied by the relevant TTE Instruction or (as applicable) the relevant share certificate(s), and/or document(s) of title. In that event, no settlement of consideration will be made until after the TTE

Instruction has settled or (as applicable) the relevant share certificate(s), and/or document(s) of title or indemnities satisfactory to JDH Acquisitions and Goldman Sachs International have been received.

h. Overseas Jurys Doyle Shareholders

The attention of Jurys Doyle Shareholders who are citizens or residents of jurisdictions outside Ireland and the United Kingdom and any person (including without limitation, any nominees, custodians or trustees) who may have an obligation to forward this Offer Document outside Ireland and the United Kingdom is drawn to paragraph 7 of Part B and paragraph (c) of Part C of Appendix I of this Offer Document, and to the relevant provisions of the Form of Acceptance.

The availability of the Offer to persons not resident in Ireland or the United Kingdom may be affected by the laws of the relevant jurisdiction. Persons who are not resident in Ireland and the United Kingdom should inform themselves about and observe any applicable requirements.

If you are resident in any jurisdiction other than Ireland or the United Kingdom, you are advised to consult a professional adviser immediately.

The Offer is not being made, directly or indirectly, in or into any Restricted Jurisdiction.

Accordingly, any Jurys Doyle Shareholder purporting to accept the Offer who is unable to give the representations and warranties set out in paragraph (c) of Part C of Appendix I of this Offer Document may be deemed not to have accepted the Offer.

i. General

If you are in any doubt as to the procedures for acceptance, please contact the JDH Acquisitions helpline by telephone in Ireland on (01) 247 5418 (or if you are calling from outside Ireland on +44 (0) 870 703 0192). You may also contact the Receiving Agent at the relevant address set out in paragraph 13(b) above. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

14. Settlement

The Cash Offer

Settlement of the cash consideration to which any Jurys Doyle Shareholder is entitled under or in consequence of the Cash Offer will be effected in the case of acceptances of the Cash Offer received complete in all respects, and while it remains open for acceptance, by the later of 30 November 2005, or 14 days of such receipt, in the manner set out below:

a. Jurys Doyle Shares in uncertificated form (i.e. in CREST)

Where an acceptance relates to Jurys Doyle Shares in uncertificated form (i.e. in CREST), settlement of any cash consideration to which the accepting Jurys Doyle Shareholder is entitled will be paid in euro by means of CREST by JDH Acquisitions procuring the creation of an assured payment obligation in favour of the accepting Jurys Doyle Shareholder's payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangements. JDH Acquisitions reserves the right to settle all or any part of the consideration referred to in this paragraph (a) for all or any accepting Jurys Doyle Shareholder in the manner referred to in paragraph (b) below if, for any reason, it wishes to do so.

b. Jurys Doyle Shares in certificated form (i.e. not in CREST)

Where an acceptance relates to Jurys Doyle Shares in certificated form, settlement of any cash consideration to which an accepting Jurys Doyle Shareholder is entitled will be paid in euro and will be despatched by post (or by such other method as may, where necessary, be approved by the Panel).

All such payments will be made in euro by cheque drawn on a branch of any Irish clearing bank and will be settled through the Irish Paper Debit Clearing Company Limited or its successor. Please note all certificates are posted at the shareholder's own risk.

The Redeemable Preference Share Alternative

If a Jurys Doyle Shareholder validly elects for the Redeemable Preference Share Alternative, whether their Jurys Doyle Shares are in certificated or uncertificated form, definitive certificates for the

Redeemable Preference Shares will be despatched by the later of 30 November 2005, or within 14 days of receipt of acceptance complete in all respects, by ordinary prepaid post (or by such other method as the Panel may approve). No certificates for Redeemable Preference Shares will be despatched to addresses in an Restricted Jurisdiction. Please note all certificates are posted at the shareholder's own risk.

15. Cancellation of Listing and Compulsory Acquisition Procedure

Subject to applicable requirements of the Irish Stock Exchange and London Stock Exchange and the UK Listing Authority, JDH Acquisitions may seek to procure that Jurys Doyle applies for cancellation of the listing of Jurys Doyle Shares on the Official Lists and for cancellation of the trading of Jurys Doyle Shares on the markets of the Irish Stock Exchange and of the London Stock Exchange.

De-listing, if it occurs, would significantly reduce the liquidity and marketability of any Jurys Doyle Shares in respect of which acceptances of the Offer are not submitted. Even if Jurys Doyle Shares are not de-listed such continued listing would not necessarily provide a liquid market for Jurys Doyle Shares.

If acceptances of the Offer are received in respect of 80 per cent. or more of the Jurys Doyle Shares, to which the Offer relates, JDH Acquisitions intends to apply the provisions of section 204 of the Companies Act 1963 to acquire compulsorily any outstanding Jurys Doyle Shares not acquired or agreed to be acquired pursuant to the Offer or otherwise. If sufficient acceptances are not received to permit the application of section 204, Jurys Doyle Shareholders who have not accepted the Offer will remain as minority shareholders holding Jurys Doyle Shares (whether listed or unlisted), the liquidity and marketability of which may be considerably reduced.

Where Jurys Doyle seeks the de-listing of the Jurys Doyle Shares, JDH Acquisitions have agreed that the Jurys Doyle Shares will not be de-listed until the later of (a) 14 days after the Offer closes for acceptance or (b) if sufficient acceptances of the Offer are received to permit the application of section 204 of the Companies Act 1963, the date when the consideration payable under the Offer in respect of Jurys Doyle Shares acquired pursuant to section 204 has been paid by JDH Acquisitions to the Company. Subject as aforesaid, a notice period of not less than 20 Business Days prior to cancellation will commence either on JDH Acquisitions attaining, owning or having agreed to acquire shares carrying 75 per cent. of the voting rights in Jurys Doyle or on the first date of issue of compulsory acquisition notices under section 204 of the Companies Act 1963.

16. Further information

Your attention is drawn to the Form of Acceptance and to the conditions and further terms of the Offer set out in the appendices, all of which form part of this Offer Document.

17. Action to be taken

If you wish to accept the Offer in respect of Jurys Doyle Shares, you should return the completed Form of Acceptance together with all required documents by post or by hand (during normal business hours only) to Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland as soon as possible and in any event so as to be received no later than 3.00 p.m. on 16 November 2005. If, in addition your Jurys Doyle Shares are in CREST, you must take (or procure to be taken) the action described in paragraph 13(d) above.

The procedure for acceptance of the Offer is set out in paragraph 13 of this letter and in the accompanying Form of Acceptance. If you are in any doubt as to the procedure for acceptance of the Offer or require assistance with completion of the Form of Acceptance, please telephone the JDH Acquisitions helpline on (01) 247 5418 or, if you are calling from outside Ireland, on +44 (0) 870 703 0192.

Yours faithfully,
for and on behalf of
Goldman Sachs International

Basil Geoghegan
Executive Director

Appendix I

CONDITIONS AND FURTHER TERMS OF THE OFFER AND FORM OF ACCEPTANCE

PART A: CONDITIONS OF THE OFFER

The Mandatory Cash Offer by Goldman Sachs International on behalf of JDH Acquisitions pursuant to Rule 9 of the Takeover Rules is unconditional in all respects.

PART B: FURTHER TERMS OF THE OFFER

The following further terms apply, unless the context otherwise requires, to the Offer. Except where the context requires otherwise, any reference in Parts B and C of this Appendix I and in the Form of Acceptance to the Offer being "unconditional" shall be construed as the Offer being unconditional as to acceptances.

1. Acceptance period

The Offer will initially be open for acceptance until 3.00 p.m., on 16 November 2005. Although no revision is envisaged, if the Offer is revised, it will remain open for acceptance for a period of at least 14 days (or such lesser period as may be permitted by the Panel) following the date on which written notification of the revision is posted to Jurys Doyle Shareholders. Except with the consent of the Panel, no revision of the Offer or written notification of the revision of the Offer may be made or posted to Jurys Doyle Shareholders after 11 December 2005.

(a) If it is stated by or on behalf of JDH Acquisitions that the Offer will remain open until further notice, then not less than 14 days' notice in writing will be given by or on behalf of JDH Acquisitions, prior to the closing of the Offer, to those Jurys Doyle Shareholders who have not accepted the Offer.

(b) If a "competitive situation" (as defined by the Takeover Rules) arises after a "no extension" and/or "no increase" statement (as defined by the Takeover Rules) has been made by or on behalf of JDH Acquisitions in relation to the Offer (as determined by the Panel), JDH Acquisitions may, if it specifically reserved the right to do so at the time such statement is made, or otherwise with the Panel's consent, withdraw such statement and be free to extend and/or increase the Offer (as appropriate) provided that it complies with the requirements of the Takeover Rules and, in particular, that:

   (i) it announces such withdrawal and that it is free to extend or revise the Offer (as appropriate) within four Business Days after the date of the announcement of the competing offer, or other competitive situation and Jurys Doyle Shareholders are informed in writing of such withdrawal or, in the case of Jurys Doyle Shareholders with registered addresses outside Ireland, and the United Kingdom or whom JDH Acquisitions or Goldman Sachs International knows to be a nominee, trustee or custodian holding Jurys Doyle Shares for such person, by written announcement in Ireland and the United Kingdom at the earliest opportunity; and

   (ii) any Jurys Doyle Shareholders who accepted the Offer after the date of the "no extension" or "no increase" statement are given a right of withdrawal as described in sub-paragraph 3(b) below.

   JDH Acquisitions may, if it has reserved the right to do so, choose not to be bound by the terms of a "no extension" or "no increase" statement if it would otherwise prevent the posting of an increased or improved Offer (either as to the value or nature of the consideration offered or otherwise) which is recommended for acceptance by the board of directors of Jurys Doyle or in any other circumstances permitted by the Panel.

2. Announcements

(a) Without prejudice to sub-paragraph 3(a) below, by 8.00 a.m. on the Business Day (the "relevant day") following the day on which the Offer is due to expire or is revised or extended (as the case may be) (or such later time or date as the Panel may agree), JDH Acquisitions will make an appropriate announcement and simultaneously inform the Irish Stock Exchange and a Regulatory Information Service of the position. Such announcement will also state (unless otherwise permitted by the Panel) the total number of Jurys Doyle Shares and rights over Jurys Doyle Shares (as nearly as practicable):

   (i) for which acceptances of the Offer have been received by the Receiving Agent;

   (ii) held by or on behalf of JDH Acquisitions or any person(s) acting or deemed to be acting in concert with JDH Acquisitions for the purposes of the Offer before the Offer Period or acquired or agreed to be acquired during the course of the Offer Period;

(iii) acquired or agreed to be acquired by or on behalf of JDH Acquisitions or any person(s) acting or deemed to be acting in concert with JDH Acquisitions for the purposes of the Offer before or during the course of the Offer Period; and

(iv) for which acceptances of the Offer have been received by the Receiving Agent from any person(s) acting or deemed to be acting in concert with JDH Acquisitions for the purposes of the Offer,

and the announcement will specify the percentage of the issued ordinary share capital of Jurys Doyle represented by each of these figures.

(b) Any decision to extend the Offer may be made by JDH Acquisitions at any time up to, and will be announced not later than, 8.00 a.m. on the relevant day or such later time and/or date as the Panel may agree. The announcement will also state the next expiry time and/or date (or state that the Offer will remain open until further notice). In computing the number of Jurys Doyle Shares represented by acceptances and/or purchases, at the discretion of JDH Acquisitions, there may be included or excluded, for announcement purposes, acceptances and purchases which are not complete in all respects or which are subject to verification provided that only acceptances and purchases permitted to be counted in accordance with paragraph 5 shall (unless otherwise agreed by the Panel) be included.

(c) In this Appendix I, references to the making of an announcement or the giving of notice by or on behalf of JDH Acquisitions include the release of an announcement by JDH Acquisitions, Goldman Sachs International or public relations consultants of JDH Acquisitions or Goldman Sachs International to the press and the delivery by hand or telephone, email, telex or facsimile transmission or other electronic transmission of an announcement to the Irish Stock Exchange and a Regulatory Information Service. An announcement made otherwise than to the Irish Stock Exchange and a Regulatory Information Service shall be notified simultaneously to the Irish Stock Exchange and a Regulatory Information Service.

3. Rights of withdrawal

(a) If JDH Acquisitions fails by 3.30p.m. on the relevant day (as defined in sub-paragraph 2(a) above) (or such later time(s) and/or date(s) as the Panel may agree) to comply with any of the other requirements specified in sub-paragraph 2(a) above, an accepting Jurys Doyle Shareholder may (unless the Panel agrees otherwise) immediately thereafter withdraw his acceptance of the Offer by written notice (signed by such person or his agent duly appointed in writing and evidence of whose appointment in a form satisfactory to JDH Acquisitions is produced with the notice) received, in respect of Jurys Doyle Shares, by post by the Receiving Agent at Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, on behalf of JDH Acquisitions. This right of withdrawal may be terminated not less than eight days after the relevant day by JDH Acquisitions confirming, if such is the case, that the Offer is still unconditional and complying with the other requirements specified in sub-paragraph 2(a) above. If any such confirmation is given the Offer shall remain open for acceptance for not less than 14 days from the date of such confirmation and compliance.

(b) If a "no extension" and/or "no increase" statement has been withdrawn in accordance with sub-paragraph 1(b) above, any person who accepts the Offer after the date of such statement may withdraw his acceptance by written notice in the manner referred to in sub-paragraph 3(a) above for a period of eight days following the date on which notice of such withdrawal is posted to Jurys Doyle Shareholders.

(c) Except as provided by this paragraph 3 and by paragraph 4 below, acceptances shall be irrevocable.

(d) To be effective a written notice of withdrawal must be received on a timely basis by the party to whom the relevant Form of Acceptance was originally sent and must specify the name of the person from whom the acceptance was received, the number of Jurys Doyle Shares to be withdrawn and (if share certificates have been delivered) the name of the registered holder of the relevant Jurys Doyle Shares, if different from the name of the person from whom the acceptance was received.

(e) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Jurys Doyle

Shareholder or his/their agent(s) duly appointed in writing (evidence of which appointment is produced with the notice in a form reasonably satisfactory to JDH Acquisitions). Notification by telex, email or facsimile transmission or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to JDH Acquisitions or its agents to have been sent from an Restricted Jurisdiction will be treated as valid.

4. Revised Offer

(a) Although no revision of the Offer is envisaged, if the Offer (in its original, current or any previously revised form(s)) is revised (either in its terms and/or conditions or in the value or form of the consideration offered or otherwise), which JDH Acquisitions reserves the right to do, and such revised Offer represents, on the date on which such revision is announced (on such basis as Goldman Sachs International, may consider appropriate), an improvement or no diminution in the value of the consideration or terms offered when compared with the consideration or terms previously offered or the overall value received and/or retained by Jurys Doyle Shareholder (under the Offer or otherwise) the benefit of the revised Offer will, subject as provided in sub-paragraphs 4(d) and 4(e) and paragraph 7 below, be made available to any Jurys Doyle Shareholder who has validly accepted the Offer (in its original or any previously revised form(s)) and who has not validly withdrawn such acceptance (a "Previous Acceptor"). The acceptance by or on behalf of a Previous Acceptor of the Offer in its original or any previously revised form(s) shall, subject as provided in sub-paragraphs 4(d) and 4(e) and paragraph 7 below, be deemed to be an acceptance of the Offer as so revised and shall also constitute the separate appointment of each of JDH Acquisitions and/or any director of JDH Acquisitions and/or of Goldman Sachs International and/or any director of Goldman Sachs International as his attorney and/or agent ("Attorney") with authority to accept any such revised Offer on behalf of such Previous Acceptor and, if such revised Offer includes alternative forms of consideration, to make elections for and/or accept alternative forms of consideration on his behalf in the proportions as such attorney in his absolute discretion thinks fit, and to execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) and to do all such things (if any) as may be required to give full effect to such acceptance, and/or elections. In making any such election and/or acceptance, such attorney and/or agent shall take into account the nature of any previous elections and/or acceptances made by or on behalf of the Previous Acceptor and such other facts or matters as he may reasonably consider relevant. The attorney and/or agent shall not be liable to any Jurys Doyle Shareholder or other person in making any such election and/or acceptance or in making any determination thereof.

(b) Subject to sub-paragraphs 4(d) and 4(e) below, the authorities and powers of attorney conferred by this paragraph 4 and any acceptance of a revised Offer and/or any election(s) pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 3 above and duly does so.

(c) JDH Acquisitions and Goldman Sachs International reserve the right (subject to sub-paragraph 3(a) above) to treat an executed Form of Acceptance relating to the Offer (in its original or any previously revised form(s)) which is received (or dated) after the announcement or issue of any revised Offer and/or, where applicable, a valid election for or acceptance of any of the alternative forms of consideration as a valid acceptance of the revised Offer. Such acceptances shall constitute an authority and request in the terms of sub-paragraph 4(a) above mutatis mutandis on behalf of the relevant Jurys Doyle Shareholder.

(d) The deemed acceptance and/or election referred to in sub-paragraph 4(a) above shall not apply and the authorities and powers of attorney conferred by that sub-paragraph shall not be exercised if, as a result thereof, the Previous Acceptor would (on such basis as Goldman Sachs International may consider appropriate) thereby receive less in aggregate in consideration under the revised Offer than he would have received in aggregate in consideration as a result of his acceptance of the Offer in the form in which it was previously accepted by him or on his behalf (unless such Previous Acceptor has previously agreed in writing to receive less in aggregate consideration).

(e) The deemed acceptance and/or election referred to in sub-paragraph 4(a) above shall not apply and the authorities conferred by that sub-paragraph shall be ineffective to the extent that a Previous Acceptor shall lodge with the Receiving Agent, as applicable, at the address set out in sub-paragraph 3(a) above within 14 days of the posting of the document containing the revised Offer, a Form of Acceptance (or other form validly issued by or on behalf of JDH Acquisitions) in which he validly elects to receive the consideration receivable by him under such revised Offer in some other manner.

5. Acceptances and purchases

Except as otherwise agreed by the Panel:

(a) without prejudice to the right reserved by JDH Acquisitions to treat a Form of Acceptance as valid even though not entirely in order or not accompanied by the relevant share certificates, and/or other documents of title or not accompanied by the relevant TTE Instruction, an acceptance of the Offer received by the Receiving Agent shall not be treated as valid unless the requirements of Rule 10.3 and, if applicable, Rule 10.5 of the Takeover Rules are satisfied in respect of it; and

(b) a purchase of Jurys Doyle Shares by JDH Acquisitions or a subsidiary of JDH Acquisitions or their respective nominees (or as JDH Acquisitions has been required by the Panel to make an offer for Jurys Doyle Shares under Rule 9 of the Takeover Rules, by a person acting in concert with JDH Acquisitions, or its nominee) will only be treated as valid if the requirements of Rule 10.4 and, if applicable, Rule 10.5 of the Takeover Rules are satisfied in respect of it.

6. General

(a) Except with the consent of the Panel, settlement of the consideration to which any Jurys Doyle Shareholder is entitled under the Offer and the Takeover Rules will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of setoff, counterclaim or other analogous right to which, in the case of the Offer, JDH Acquisitions and/or Goldman Sachs International may otherwise be, or claim to be, entitled as against such Jurys Doyle Shareholder.

(b) The Offer is made on 26 October 2005 and is capable of acceptance from and after that date. Copies of this Offer Document, the Form of Acceptance and any related documents are available from the Receiving Agent at the address set out in sub-paragraph 3(a) above. The Offer is being made by means of this Offer Document and by means of an advertisement to be inserted in The Irish Times and The Financial Times (London edition) on the date of this Offer Document.

(c) The instructions, terms, provisions and authorities contained in or deemed to be incorporated in the Form of Acceptance will constitute part of the terms of the Offer. Words and expressions defined in this Offer Document have the same meanings when used in the Form of Acceptance, unless the context otherwise requires. The provisions of this Appendix I shall be deemed to be incorporated in the Form of Acceptance.

(d) The Offer and all acceptances of it, this Offer Document and the Form of Acceptance, and all contracts made pursuant to the Offer and action, taken or made or deemed to be taken or made under any of the foregoing and the relationships between Jurys Doyle Shareholders, JDH Acquisitions, Goldman Sachs International, the Receiving Agent, are governed by and shall be construed in accordance with Irish law. Execution by or on behalf of Jurys Doyle Shareholder of a Form of Acceptance and delivery thereof to the Receiving Agent will constitute his submission, in relation to all matters arising out of or in connection with the Offer and the Form of Acceptance, to the non-exclusive jurisdiction of the courts of Ireland and his agreement that nothing shall limit the right of JDH Acquisitions and/or Goldman Sachs International to bring any action, suit or proceeding arising out of or in connection with the Offer and/or the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(e) Any reference in this Offer Document and in the Form of Acceptance to 16 November 2005 shall, except where the context otherwise requires, be deemed, if the expiry date of the Offer is extended, to refer to the expiry date of the Offer as so extended.

(f) Any omission or failure (or decision not) to dispatch this Offer Document, a Form of Acceptance, any other document relating to the Offer and/or any notice required to be dispatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is or should be made shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. The Offer extends to any such person and subject to the provisions of paragraph 7 below, to all Jurys Doyle Shareholders to whom this Offer Document, the Form of Acceptance and/or any related documents may not be dispatched or by whom such documents may not be received and such persons may collect copies of those documents during normal business hours from the Receiving Agent, at the address set out in sub-paragraph 3(a) above.

(g) All powers of attorney, appointments as agent and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Jurys Doyle Shareholder concerned and are irrevocable in accordance with section 20 of the Powers of Attorney Act 1996 for so long as any obligations remain outstanding, unless and until the donor of such power of attorney, appointment or authority validly withdraws his acceptance in accordance with paragraph 3 above or Part C.

(h) No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST, communication by notice, share certificate(s) and/or other document(s) of title will be given by or on behalf of JDH Acquisitions.

(i) Without prejudice to the provisions of this Part B, JDH Acquisitions and Goldman Sachs International, subject to the Takeover Rules, reserve the right to treat acceptances of the Offer as valid in whole or in part if not properly completed or signed or otherwise not entirely in order or not accompanied by the relevant TTE Instruction or (as appropriate) the relevant share certificate(s) and/or other relevant document(s) of title or if received by the Receiving Agent or otherwise by or on behalf of JDH Acquisitions or Goldman Sachs International at any place or places determined by either of them otherwise than as set out in this Offer Document or in the Form of Acceptance.

(j) JDH Acquisitions and Goldman Sachs International reserve the right to notify any matter in this Offer Document, including the making of the Offer, to all or any Jurys Doyle Shareholder(s) with registered address(es) outside Ireland or the United Kingdom or whom JDH Acquisitions or Goldman Sachs International knows to be custodian(s), trustee(s) or nominee(s) holding Jurys Doyle Shares for persons who are citizens, residents or nationals of jurisdictions outside Ireland or the United Kingdom by announcement or paid advertisement in one or more daily national newspapers published and circulated in each of Ireland and the United Kingdom. In that event, such notice shall be deemed to have been sufficiently given, notwithstanding any failure by any Jurys Doyle Shareholder to receive or see such notice. All references in this Offer Document to notice or the provision of information in writing by or on behalf of JDH Acquisitions shall be construed accordingly. No such document will be sent to addresses in any Restricted Jurisdiction.

(k) *Jurys Doyle Shareholders who validly accept the Offer may, unless it will be unlawful to do so, elect* to receive in exchange for all of their Jurys Doyle Shares the Redeemable Preference Share Alternative. An election to take the Redeemable Preference Share Alternative may, if the accepting Jurys Doyle Shareholder and JDH Acquisitions so agree in writing prior to the payment of the consideration, be varied so as to accept cash.

(l) Subject to paragraph 15 of the letter from Goldman Sachs International in Part II of this Offer Document, if sufficient acceptances are received and/or sufficient Jurys Doyle Shares are otherwise acquired or JDH Acquisitions has contracted to acquire sufficient Jurys Doyle Shares, JDH Acquisitions intends to apply the provisions of section 204 of the Companies Act 1963 to acquire compulsorily any outstanding Jurys Doyle Shares and to apply for cancellation of the listing of Jurys Doyle Shares on the Official Lists and for cancellation of the trading of Jurys Doyle Shares on the markets of the Irish Stock Exchange and the London Stock Exchange.

(m) All references in this Appendix I to any statute or statutory provisions shall include a statute or statutory provision which amends, consolidates, re-enacts, extends or replaces the same (whether before or after the date hereof).

(n) All communications, notices, certificates, documents of title and remittances to be delivered by, or sent to or from, Jurys Doyle Shareholders (or their designated agents) will be delivered by or sent to them (or their designated agents) at their own risk.

(o) In relation to any acceptance of the Offer in respect of a holding of Jurys Doyle Shares which are in uncertificated form in book-entry form, JDH Acquisitions reserves the right to make such alterations, additions or modifications to the terms of the Offer as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST, or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Takeover Rules or are otherwise made with the consent of the Panel.

(p) Subject to sub-paragraph 4(d) above, neither JDH Acquisitions nor Goldman Sachs International nor any agent nor directors of JDH Acquisitions or Goldman Sachs International nor any person acting on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer on any of the bases set out above or otherwise in connection therewith.

7. Overseas Shareholders

(a) The making of the Offer in, or to persons resident in or nationals or citizens of, jurisdictions outside Ireland and the United Kingdom or to persons who are, or are nominees of, or custodians or trustees for, citizens, residents or nationals of other countries ("Overseas Shareholders") may be prohibited or affected by the laws of the relevant overseas jurisdictions. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any Overseas Shareholder receiving a copy of this Offer Document and/or the accompanying Form of Acceptance or other related documents and wishing to accept the Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any such Overseas Shareholder will be responsible for payment of any issue, transfer or other taxes or duties due by whomever payable and JDH Acquisitions and Goldman Sachs International and any person acting on behalf of either of them shall be fully indemnified and held harmless by such Overseas Shareholder for any issue, transfer or other taxes as such person may be required to pay. **Such Overseas Shareholders should consult their professional advisers as to whether they require any governmental, exchange control or other consents or need to comply with any other applicable legal requirements to enable them to accept the Offer.**

(b) Persons receiving a Form of Acceptance (including, without limitation, custodians, trustees and nominees) must not in connection with the Offer distribute or send it in or into any Restricted Jurisdiction. If a Form of Acceptance is received by any person in any such jurisdiction, or by the agent or nominee of such a person, he must not seek to accept the Offer except pursuant to an express agreement with JDH Acquisitions. Any person who forwards a Form of Acceptance into any such jurisdiction, whether pursuant to a contractual or legal obligation or otherwise should draw the attention of the recipient to the contents of this paragraph 7. JDH Acquisitions reserves the right to reject a purported acceptance of the Offer from Jurys Doyle Shareholders in any such jurisdiction.

(c) A Jurys Doyle Shareholder will be deemed NOT to have validly accepted the Offer if: (i) he puts "NO" in Box 5 of the Form of Acceptance and thereby does not give the representations and warranties set out in paragraph (c) of Part C of this Appendix I; (ii) having had inserted in the Form of Acceptance a registered address in an Restricted Jurisdiction, he does not insert in Box 6 of the Form of Acceptance the name and address of a person or agent outside such Restricted Jurisdiction to whom he wishes the consideration to which he is entitled under the Cash Offer to be sent; (iii) he inserts in the Form of Acceptance the name and address of a person or agent in such Restricted Jurisdiction to whom he wishes the consideration to which he is entitled under the Cash Offer to be sent; or (iv) in any case, the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to JDH Acquisitions or its agents to have been sent from such Restricted Jurisdiction.

JDH Acquisitions reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in paragraph (c) of Part C of this Appendix 1 could have been truthfully given by the relevant Jurys Doyle Shareholder and, if such investigation is made and, as a result, JDH Acquisitions cannot (for any reason) satisfy itself that such representation and warranty was true and correct, such acceptance shall not be valid.

(d) If, in connection with the making of the Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees) whether pursuant to a contractual or legal obligation or otherwise, forwards this Offer Document, the accompanying Form of Acceptance and/or any related document in, into an Restricted Jurisdiction, such person should: (i) inform the recipient of such fact; (ii) explain to the recipient that such action will invalidate any purported acceptance by the recipient; and (iii) draw the attention of the recipient to this paragraph 7.

JDH Acquisitions reserves the right, in its absolute discretion, to treat any acceptance as invalid if it believes such acceptance may violate applicable legal or regulatory requirements.

(e) The provisions of this paragraph 7 and/or any other terms of the Offer relating to Overseas Shareholders may be waived, varied or modified as regards specific Jurys Doyle Shareholders or on a general basis at the absolute discretion of JDH Acquisitions. Subject thereto, the provisions of this paragraph 7 supersede any terms of the Offer inconsistent therewith. References in this paragraph 7 to a Jurys Doyle Shareholder include references to the person or persons executing a Form of Acceptance and any person or persons on whose behalf such person or persons executing the Form of Acceptance is/are acting and, in the event of more than one person executing the Form of Acceptance, the provisions of this paragraph 7 shall apply to them jointly and severally.

PART C: FORM OF ACCEPTANCE

Each Jurys Doyle Shareholder holding Jurys Doyle Shares by whom, or on whose behalf, the Form of Acceptance is executed and received by the Receiving Agent (subject to any right of withdrawal set out in this Offer Document) irrevocably undertakes, represents, warrants and agrees to and with JDH Acquisitions, Goldman Sachs International, the Receiving Agent and, in so far as paragraphs (c) and (d) are concerned, the members of the Consortium (so as to bind himself, his personal or legal representatives, his heirs, successors and assigns) to the following effect:

(a) that the execution of the Form of Acceptance shall constitute an acceptance of the Offer in respect of the number of Jurys Doyle Shares comprised in the acceptance and an authority to JDH Acquisitions or its agents to execute any further documents and give any further assurances which may be required in connection with the foregoing and an undertaking to execute all or any documents and/or give any further assurances which may be required to enable JDH Acquisitions to obtain the full benefit of the terms of this Appendix I and/or to perfect any of the authorities if expressed to be given hereunder, in each case on and subject to the terms and conditions set out or referred to in this Offer Document and the Form of Acceptance and that, subject to the rights of withdrawal set out or referred to in this Appendix I, each such acceptance and election shall be irrevocable;

For the purposes of this Appendix I and the Form of Acceptance, the phrase "Jurys Doyle Shares comprised in the acceptance" shall mean the number of Jurys Doyle Shares inserted in Box 1B of the Form of Acceptance or, if no number or a number greater than such Jurys Doyle Shareholder's registered holding is inserted, the number of Jurys Doyle Shares in respect of which share certificates or an indemnity in lieu thereof is received and/or, in respect of any Jurys Doyle Shares in CREST, the number of such shares which are transferred by the relevant Jurys Doyle Shareholder to his escrow account by means of a TTE Instruction;

(b) that the Jurys Doyle Shares in respect of which the Offer is accepted or deemed to be accepted will be acquired free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, recommended, made or paid after the date of this Offer Document;

(c) that unless "NO" is inserted in Box 5 of the Form of Acceptance, such Jurys Doyle Shareholder has not received or sent copies of this Offer Document, the Form of Acceptance or any related offering documents in, into or from any Restricted Jurisdiction in respect of the Jurys Doyle Shares to which the Form of Acceptance relates, is not an agent or fiduciary acting on a non-discretionary basis for a principal who has given any instructions with respect to the Offer from within any Restricted Jurisdiction and the Form of Acceptance has not been mailed or otherwise sent in, into or from any Restricted Jurisdiction or signed in any Restricted Jurisdiction and such Jurys Doyle Shareholder is accepting the Offer from outside any Restricted Jurisdiction;

(d) that, if such accepting Jurys Doyle Shareholder is not resident in Ireland or the United Kingdom, he has observed the laws of all relevant territories, obtained any requisite governmental or other consents, complied with all requisite formalities and paid any issue, transfer or other taxes or duties due from him, in connection with such acceptance in any such territory and that he has not taken or omitted to take any action which will or may result in JDH Acquisitions, Goldman Sachs International, the members of the Consortium or any other person acting in breach of the legal or regulatory requirements of any territory in connection with the Offer or his acceptance thereof;

(e) that the execution of the Form of Acceptance and its delivery to the Receiving Agent will, subject to the accepting Jurys Doyle Shareholder not having validly withdrawn his acceptance, constitute the irrevocable separate appointment of each of JDH Acquisitions and/or any director of JDH Acquisitions and/or Goldman Sachs International and/or any director of Goldman Sachs International as such Jurys Doyle Shareholder's attorney and/or agent and an irrevocable instruction to the attorney and/or agent to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney and/or agent in relation to the Jurys Doyle Shares referred to in paragraphs (a) and (b) of this Part C in favour of JDH Acquisitions or such other person or persons as JDH Acquisitions or its agents may direct and to deliver such form(s) of transfer, renunciation and/or other document(s) in the attorney's and/or agent's discretion and/or the certificate(s) and/or other document(s) of title relating to such Jurys Doyle Shares for registration within six months of the Offer being made and to do all such other acts and things as may in the opinion of such attorney and/or agent be necessary or expedient for the purpose of, or in connection with, the acceptance of the Offer and to vest in JDH Acquisitions or its nominees the Jurys Doyle Shares;

(f) that the execution of the Form of Acceptance and its delivery to the Receiving Agent constitutes the irrevocable appointment of the Receiving Agent as such Jurys Doyle Shareholder's attorney and/or agent and an irrevocable instruction and authority to the attorney and/or agent subject to the relevant accepting Jurys Doyle Shareholder not having validly withdrawn his acceptance, to transfer to JDH Acquisitions (or to such other person or persons as JDH Acquisitions or its agents may direct) by means of CREST all or any of the Relevant Jurys Doyle Shares (as defined below) (but not exceeding the number of Jurys Doyle Shares in respect of which the Offer is accepted or deemed to be accepted). In this paragraph "Relevant Jurys Doyle Shares" means Jurys Doyle Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in paragraph 13 of the letter from Goldman Sachs International contained in this Offer Document and where the transfer(s) to escrow was or were made in respect of Jurys Doyle Shares held under the same Member Account ID and Participant ID as the Member Account ID and Participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance reference number, or a Form of Acceptance reference number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE Instruction concerned);

(g) that the execution of the Form of Acceptance and its delivery to the Receiving Agent will constitute, subject to an accepting Jurys Doyle Shareholder not having validly withdrawn his acceptance, an irrevocable authority and request:

(i) subject to the provisions of paragraph 7 of Part B of this Appendix I, to Jurys Doyle or its agents to procure the registration of the transfer of the Jurys Doyle Shares in certificated form pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect of the Jurys Doyle Shares comprised in the acceptance to JDH Acquisitions or as it may direct;

(ii) subject to the provisions of paragraph 7 of Part B of this Appendix I, if the Jurys Doyle Shares comprised in the acceptance are in certificated form, or if either of the provisos to sub-paragraph (iii) of this paragraph (g) apply, to JDH Acquisitions and Goldman Sachs International or their respective agents to procure the despatch by post (or by such other methods as may be approved by the Panel) of the consideration to which an accepting Jurys Doyle Shareholder may become entitled pursuant to his acceptance of the Cash Offer, at the risk of such Jurys Doyle Shareholder, to the person or agent whose name and address (outside an Restricted Jurisdiction) is set out in Box 2 of the Form of Acceptance, or if appropriate, Box 6, or, if none is set out, if appropriate, to the first-named holder at his registered address (outside an Restricted Jurisdiction);

(iii) subject to the provisions of paragraph 7 of Part B of this Appendix I, if the Jurys Doyle Shares comprised in the acceptance are in uncertificated form, to JDH Acquisitions and Goldman Sachs International or their respective agents to procure the creation of an assured payment obligation in favour of the relevant Jurys Doyle Shareholder's payment bank in accordance with the CREST assured payment arrangements in respect of any cash consideration to which such Jurys Doyle Shareholder is entitled pursuant to the Cash Offer, provided that (aa) JDH Acquisitions may (if, for any reason, it wishes to do so) determine that all or any part of any such cash consideration shall be paid by cheque despatched by post or such other method as may be approved by the Panel and (bb) if the Jurys Doyle Shareholder concerned is a member of CREST whose registered address is in an Restricted Jurisdiction, any cash consideration to which Jurys Doyle Shareholder is entitled shall be paid by cheque despatched by post or such other method as may be approved by the Panel; in either of such cases, sub-paragraph (ii) of this paragraph (g) shall apply;

(h) that the execution of a Form of Acceptance and its delivery to the Receiving Agent will constitute the irrevocable appointment of JDH Acquisitions and/or any director or agent of JDH Acquisitions and/or Goldman Sachs International and/or any director of Goldman Sachs International as such Jurys Doyle Shareholder's attorney and/or agent (the "attorney") within the terms of paragraph 4 of Part B of this Appendix I and with authority to execute any further documents and give any further assurances which may be required in connection with the matters referred to in paragraph 4 of Part B of this Appendix I;

(i) that, in respect of Jurys Doyle Shares in respect of which the Offer has been accepted or is deemed to be accepted, and which have not been registered in the name of JDH Acquisitions or as it may direct:

(i) JDH Acquisitions or its agents shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Jurys Doyle or of any class of its shareholders) attaching to any such Jurys Doyle Shares; and

(ii) the execution of a Form of Acceptance by Jurys Doyle Shareholder and its delivery to the Receiving Agent:

(aa) constitutes an authority to Jurys Doyle or its agent from such Jurys Doyle Shareholder to send any notice, circular, warrant, document or other communication which may be required to be sent to him/her as a member of Jurys Doyle (including any share certificate(s) or other document(s) of title issued as a result of a conversion of such Jurys Doyle Shares into certificated form) to JDH Acquisitions at its registered office;

(bb) constitutes an irrevocable authority to JDH Acquisitions or any director of JDH Acquisitions or any person appointed by JDH Acquisitions or Goldman Sachs International or any director of Goldman Sachs International to sign any consent to short notice or a general meeting or separate class meeting as his attorney and/or agent on his behalf and/or attend and/or execute a form of proxy in respect of such Jurys Doyle Shares appointing any person nominated by JDH Acquisitions to attend general meetings and separate class meetings of Jurys Doyle (and any adjournments thereof) and to exercise or to refrain from exercising (but subject to the Takeover Rules) the votes attaching to such Jurys Doyle Shares on his behalf, where relevant; and

(cc) will also constitute the agreement of such Jurys Doyle Shareholder not to exercise any of such rights without the consent of JDH Acquisitions and the irrevocable undertaking of such Jurys Doyle Shareholder not to attend or to appoint a proxy or corporate representative to attend any such general meeting or separate class meeting;

this authority will cease to be valid if the acceptance is validly withdrawn in accordance with paragraph 3 of Part B of this Appendix I;

(j) that he will deliver (or procure the delivery) to the Receiving Agent at the address referred to in sub-paragraph 3(a) of Part B of this Appendix I, his share certificate(s) and/or other document(s) of title in respect of all Jurys Doyle Shares (which are held by him in certificated form) in respect of which the Offer has been accepted, or is deemed to have been accepted, and not validly withdrawn, or an indemnity acceptable to JDH Acquisitions in lieu thereof, as soon as possible and in any event within two months of the date of this Offer Document;

(k) that he will take (or procure to be taken) the necessary action to transfer all Jurys Doyle Shares in respect of which the Offer has been accepted, or is deemed to have been accepted, and not validly withdrawn held by him in uncertificated form to an escrow balance in accordance with the facilities and requirements of CRESTCo as soon as possible and in any event so that the transfer to escrow settles within two months of the date of this Offer Document;

(l) that if, for any reason, a transfer to an escrow balance has been effected and which is converted to certificated form, he will (without prejudice to paragraph (h) of this Part C) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such Jurys Doyle Shares that are converted to the Receiving Agent at the address referred to in sub-paragraph 3(a) of Part B of this Appendix I or to JDH Acquisitions at its registered office or as JDH Acquisitions or its agents may direct;

(m) that the creation of an assured payment obligation in favour of his payment bank in accordance with the CREST assured payments arrangements as referred to in sub-paragraph (g)(iii) of this Part C shall, to the extent of the obligation so created, discharge in full any obligation of JDH Acquisitions and/or Goldman Sachs International to pay to him any cash consideration to which he is entitled pursuant to the Cash Offer;

(n) that the terms and conditions of the Offer (including the further terms and conditions) contained in this Offer Document shall be deemed to be incorporated in, and form part of, the Form of Acceptance which shall be read and construed accordingly;

(o) that, if he accepts the Offer, he will do all such acts and things as shall be necessary or expedient to vest in JDH Acquisitions or its nominee(s) or such other persons as JDH Acquisitions may decide the Jurys Doyle Shares inserted, or to be inserted, in Box 1B of the Form of Acceptance and all such acts and things as may be necessary or expedient to enable the Receiving Agent (either itself or through agents) to perform its functions as Escrow Agent for the purposes of the Offer;

(p) that he agrees to ratify each and every act or thing which may be done or effected by JDH Acquisitions or Goldman Sachs International or the Receiving Agent or any director of JDH Acquisitions or any director of Goldman Sachs International or any director of the Receiving Agent or their respective agents, as the case may be, in the exercise of any of its/his powers and/or authorities hereunder;

(q) that if any provision of Part B of this Appendix I or this Part C shall be unenforceable or invalid or shall not operate so as to afford JDH Acquisitions or Goldman Sachs International or the Receiving Agent or any director of any of them or their respective agents the benefit or authority expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents that may be required or desirable to enable JDH Acquisitions and/or Goldman Sachs International and/or the Receiving Agent and/or any director of any of them and/or any of their respective agents to secure the full benefits of Part B and this Part C of this Appendix I; and

(r) that the execution of the Form of Acceptance constitutes his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of Ireland.

References in this Part C to a Jurys Doyle Shareholder shall include references:

(i) to the person or persons executing a Form of Acceptance, and in the event of more than one person executing a Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them; and

(ii) to persons from whom JDH Acquisitions shall acquire compulsorily any Jurys Doyle Shares pursuant to the provisions of section 204 of the Companies Act 1963.

Appendix II

PARTICULARS OF THE REDEEMABLE PREFERENCE SHARES

1. Share Capital

(a) The share capital of JDH Acquisitions is €1,000,000 divided into 7,000,000 A Ordinary Shares of €0.01 each ("A Shares"), 7,000,000 B Ordinary Shares of €0.01 each ("B Shares"), 7,000,000 C Ordinary Shares of €0.01 each ("C Shares"), 7,000,000 D Ordinary Shares of €0.01 each ("D Shares") and 5,000,000 E Ordinary Shares of €0.01 each ("E Shares") and 67,000,000 3 per cent. Cumulative Redeemable Preference Shares of €0.01 each ("the Redeemable Preference Shares").

(b) Save as provided otherwise in the articles of association of JDH Acquisitions (the "JDH Articles") the ordinary shares shall rank pari passu in all respects.

(c) The Redeemable Preference Shares shall have the rights and be subject to the restrictions in this paragraph.

Income Rights

(i) A fixed cumulative dividend (the "Preference Dividend") at the rate of 3 per cent. per annum on the amount of the capital for the time being paid up or credited as paid up on the Redeemable Preference Shares (including the premium paid or credited as paid on issue) shall accrue on the Redeemable Preference Shares in priority to any accrual of dividends, but without priority as to payment of dividends, to the holders of shares of any other class, provided that the Preference Dividend shall not, subject to the remaining provisions of Article 2(c) of the JDH Articles, be paid to the holders of the Redeemable Preference Shares until after the third anniversary of the issue of the Redeemable Preference Shares. On the third anniversary of the issue of the Redeemable Preference Shares, there shall be paid to the holders of the Redeemable Preference Shares which are still in issue at that date the aggregate Preference Dividend for the period from the date of issue of the Redeemable Preference Shares until the last day of the most recently completed financial year of JDH Acquisitions prior to the third anniversary of that date of issue. Thereafter on the anniversary of the date of issue of the Redeemable Preference Shares in each succeeding year the Redeemable Preference Dividend in respect of the most recently completed financial year prior to such relevant anniversary shall, subject to the provisions of the Companies Acts 1963-2005, be payable to the holders of the Redeemable Preference Shares still in issue on such anniversary date. Where the Redeemable Preference Share is in issue for an entire financial year, the Preference Dividend on such share shall accrue from day to day during that financial year. Where a Redeemable Preference Share is in issue (either as because of the date of issue or date of redemption of such share or otherwise) for part only of a financial year the Preference Dividend shall accrue from day to day for the portion of the financial year for which the share is in issue.

(ii) The sums due to the holders of Redeemable Preference Shares pursuant to Article 2(c)(i) of the JDH Articles shall be carried to reserve out of the profits of JDH Acquisitions by the Board of JDH Acquisitions and those sums shall not be available for distribution other than pursuant to Article 2(c)(i) or 2(c)(iii) of the JDH Articles (summarised in (c)(i) and (iii)).

(iii) Notwithstanding anything contained in this paragraph (c), the Board of JDH Acquisitions may in their absolute discretion, resolve to pay the Preference Dividend to some or all of the holders of Redeemable Preference Shares earlier than provided for pursuant to sub-paragraphs (c)(i) and (c)(ii), in which case the sum payable shall be calculated down to the date of payment as determined by the Board of JDH Acquisitions, irrespective of whether such dividends have been earned or declared or not. In addition, on a redemption of any Redeemable Preference Shares pursuant to the provisions summarised at paragraphs (vi) to (viii) below, whether prior to or after the third anniversary of the date of their issue, the accrued dividend shall be payable as contemplated by paragraph 1(c)(vii).

Capital Rights

(iv) On a return of capital on a winding up or otherwise, the holders of the Redeemable Preference Shares shall have the right, in priority to any payment to the holders of shares of any other class of shares, to the repayment of the amounts paid up or credited as paid up thereon (including any premium paid or credited as paid on subscription) together with the amount of any accrued but unpaid dividends thereon (whether earned or declared or not) but to no further right to participate in any of the profits, assets or capital of JDH Acquisitions.

Voting Rights

(v) The Redeemable Preference Shares shall not entitle the holders to vote upon any resolution (other than a resolution varying or abrogating any special rights attached to such shares), to receive notice of or to attend or vote at any general meeting of JDH Acquisitions by virtue of their holdings of Redeemable Preference Shares.

Redemption

(vi) JDH Acquisitions shall at its discretion, but only with the authority of a special resolution of the members of JDH Acquisitions having a right to attend and vote at general meetings of JDH Acquisitions, have the right (subject to the provisions of any and every statute from time to time in force concerning companies in so far as the same applies to JDH Acquisitions) to redeem at any time all or any of the Redeemable Preference Shares which are outstanding immediately prior to any such redemption. JDH Acquisitions shall not be required to select the shares to be redeemed on a pro rata basis or in any particular manner as between the holders of the Redeemable Preference Shares and no objection may be raised by any holder(s) of Redeemable Preference Shares in respect of any redemption or proposed redemption made pursuant to these provisions.

(vii) Upon any redemption of Redeemable Preference Shares pursuant to the provisions summarised at sub-paragraph (vi) above JDH Acquisitions shall pay to the holders of those Redeemable Preference Shares the amount paid up or credited as paid up (including any premium paid or credited as paid on issue) together with a sum equal to any arrears or accruals of the dividend thereon calculated down to the date of redemption irrespective of whether such dividends have been declared or not.

(viii) In respect of any proposed redemption JDH Acquisitions shall give notice in writing to the holder(s) of the relevant Redeemable Preference Shares affected. Any such notice shall specify the date fixed by JDH Acquisitions for redemption and the place at which certificates are to be presented for redemption. Each such holder shall upon receipt of such notice be bound to deliver to JDH Acquisitions at such place as aforesaid the certificate for the relevant Redeemable Preference Shares in order that the same may be cancelled. Upon the date specified as the date for such redemption, subject to receipt of the relevant share certificate(s) from that holder, JDH Acquisitions shall pay to each such holder (or, in the case of joint holders, to the holder whose name stands first in the Register in respect of such Redeemable Preference Shares) the amount due to him in respect of such redemption. If any certificate so delivered to JDH Acquisitions shall include any Redeemable Preference Shares not being redeemed on that occasion a fresh certificate for such Redeemable Preference Shares shall be issued to the holder without charge. If any holder shall fail or refuse to deliver up the certificate for such Redeemable Preference Shares or shall fail or refuse to accept payment of the redemption moneys payable in respect of such Redeemable Preference Shares the relevant Redeemable Preference Shares may nonetheless be redeemed and the moneys payable to such holder in respect of the Redeemable Preference Shares may be held by JDH Acquisitions in trust for such holder but without interest and upon placing the amount on deposit at a bank JDH Acquisitions shall thereby be discharged from all obligations in connection with such Redeemable Preference Shares. JDH Acquisitions shall not be responsible for the safe custody of such moneys or interest thereon except such interest (if any) as the said moneys may earn whilst on deposit less any expenses incurred by JDH Acquisitions.

(ix) The Board of JDH Acquisitions shall have the power to issue ordinary shares in JDH Acquisitions in a nominal amount equivalent to Redeemable Preference Shares being redeemed, in anticipation of such redemption to the extent permitted by Part XI of the Companies Act 1990.

Payments – Currency

(x) All payments to be made by JDH Acquisitions in respect of the Redeemable Preference Shares shall be calculated and made in euro.

No Transfer

(xi) Without prejudice to Article 45 (Transmission of Shares) of the JDH Articles no Redeemable Preference Share or Redeemable Preference Shares (and no interest therein of any nature) shall be capable of being transferred, disposed of or assigned to any party.

(xii) If any holder of Preference Shares attempts to deal with or dispose of any Redeemable Preference Shares in the Company otherwise than in accordance with the provision of the JDH Articles, then a Specified Event shall be deemed to have occurred in relation to the relevant Redeemable Preference Shares. The term Specified Event is explained at paragraph 4(d) of Appendix III.

Transmission of Shares in JDH Acquisitions

(xiii) The JDH Articles provide that if a shareholder in JDH Acquisitions holding Redeemable Preference Shares dies, the survivor or survivors, where such shareholder was a joint holder, and, where such shareholder was a sole holder, the personal representatives of such shareholder, shall be the only persons recognised by JDH Acquisitions as having any title to the interest of such shareholder in the relevant shares in JDH Acquisitions.

(xiv) A person becoming entitled to a Redeemable Preference Share in consequence of the death or bankruptcy of a shareholder may elect either to be registered as the holder of the share or to have some person nominated by such person registered as the holder.

(xv) A person becoming entitled to a share by reason of the death or bankruptcy of a shareholder holding Redeemable Preference Shares (upon supplying to JDH Acquisitions such evidence as the Board of JDH Acquisitions may reasonably require to show the title of such person to the share) shall have the rights to which such person would be entitled if such person were registered as the holder of the share, except that, before being registered such person shall not be entitled in respect of the relevant share to attend or vote at any meeting of JDH Acquisitions or at any separate meeting so, however, that the Board of JDH Acquisitions may give notice requiring any such person to elect either to be registered or to transfer the share. If such a notice is not complied with within ninety days, the Board of JDH Acquisitions may withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with by such person.

Public Quotation

(xvi) JDH Acquisitions currently has no plans to seek a public quotation of the Redeemable Preference Shares on any recognised securities exchange or other market.

Appendix III

INFORMATION ON JDH ACQUISITIONS

1. Incorporation and registered office

JDH Acquisitions was incorporated on 29 September 2005 as a public limited company.

The registered office of JDH Acquisitions is Millennium Tower, Charlotte Quay Dock, Ringsend Road, Dublin 4, Ireland and its registered number is 408697.

2. Directors:

The directors of JDH Acquisitions are:

Bernadette C. Gallagher
John J. Gallagher
Eileen M. Monahan
Raymond T. Monahan
Ann P. Roche
Thomas J. Roche
Walter Beatty (Snr)
Walter Beatty

3. Share capital

(a) Initial share capital

On incorporation on 29 September 2005 the share capital of JDH Acquisitions was €100,000 divided into 100,000 ordinary shares of €1.00 each ("JDH Ordinary Shares"), of which 7 shares of €1.00 each were in issue.

On 6 October 2005, a further 39,993 JDH Ordinary Shares of €1.00 were allotted to Blakeney Investors Limited.

By a special resolution of the members of JDH Acquisitions on 7 October 2005, the share capital of JDH Acquisitions was consolidated and sub-divided such that the share capital of JDH Acquisitions was 10,000,000 JDH Ordinary Shares of €0.01 each, of which 4,000,000 shares were in issue. Those shares, have been transferred to Bernadette Gallagher (3,999,400), Eileen Monahan (100), Raymond Monahan (100), Thomas J. Roche (100), Conor Roche (100), Michelle Roche (100) and John Gallagher (100) each of them having paid the par value thereof.

By a further special resolution of the members of JDH Acquisitions on 7 October 2005, it was resolved that the authorised share capital in JDH Acquisitions be increased from €100,000 to €1,000,000 by the creation of an additional 90,000,000 JDH Ordinary Shares of €0.01 each.

On 10 October 2005 JDH Acquisitions allotted 22,578,635 JDH Ordinary Shares of €0.01 each in the capital of JDH Acquisitions on the following basis:

Applicant	Address	No. of Shares Applied For	Share Class	Subscription Monies Received
Eileen Monahan	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	4,541,487	A Ord	€45,414.87
Raymond Monahan	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	237,013	A Ord	€2,370.13
Ruth Monahan	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	418,841	A Ord	€4,188.41
Netherfield Developments Limited	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	1,098,475	A Ord	€10,984.75
Thomas J. Roche	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	237,013	B Ord	€2,370.13
Conor Roche	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	930,657	B Ord	€9,306.57
Michelle Roche	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	930,657	B Ord	€9,306.57
Ann Roche	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	3,098,913	B Ord	€30,989.13
Netherfield Developments Limited	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	1,098,474	B Ord	€10,984.74
Bernadette Gallagher	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	961,026	C Ord	€9,610.26
John Gallagher	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	237,013	C Ord	€2,370.13
Netherfield Developments Limited	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	1,098,474	C Ord	€10,984.74
BT Trust	c/o 67/68 Fitzwilliam Square, Dublin 2	4,020,107	D Ord	€40,201.07
Royal Link Restaurant Limited	c/o 67/68 Fitzwilliam Square, Dublin 2	1,537,438	D Ord	€15,374.38
Walter Beatty & Frances Beatty	c/o 67/68 Fitzwilliam Square, Dublin 2	487,762	D Ord	€4,877.62
Walter Beatty	c/o 67/68 Fitzwilliam Square, Dublin 2	45,517	D Ord	€455.17
Louie Beatty	c/o 67/68 Fitzwilliam Square, Dublin 2	32,898	D Ord	€328.98
Liam Beatty	c/o 67/68 Fitzwilliam Square, Dublin 2	12,007	D Ord	€120.07
Lorraine Schaefer	c/o 67/68 Fitzwilliam Square, Dublin 2	1,242	D Ord	€12.42
Robert Beatty	c/o 67/68 Fitzwilliam Square, Dublin 2	3,845	D Ord	€38.45
Louie Beatty & Walter Beatty	c/o 67/68 Fitzwilliam Square, Dublin 2	2,546	D Ord	€25.46
Elizabeth Nelson	c/o Peelo & Associates, 38 Grand Canal Street, Dublin 4	36,823	E Ord	€368.23
O'Connell Holdings Limited	c/o Peelo & Associates, 38 Grand Canal Street, Dublin 4	1,510,407	E Ord	€15,104.07
		22,578,635		**€225,786.35**

Accordingly the issued share capital of JDH Acquisitions may now be summarised as follows:

PART I

The A Shareholder Group

Name	Address	No. of Shares Beneficial Held in JDH Acquisitions plc
Eileen Monahan	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	4,541,587[(3)]
Raymond Monahan	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	237,113
Ruth Monahan	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	418,841
Netherfield Developments Limited	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	1,098,475

(3) The beneficial owners (in equal numbers) of 1,256,523 of these shares held by Eileen Monahan are Yvette Monahan, Neil Monahan and John Monahan.

PART II

The B Shareholder Group

Name	Address	No. of Shares Beneficial Held in JDH Acquisitions plc
Ann Roche	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	3,098,913[(5)]
Thomas J. Roche	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	237,113
Conor Roche	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	930,757
Michelle Roche	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	930,757
Netherfield Developments Limited	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	1,098,474

(5) The beneficial owners (in equal numbers) of 1,861,514 of these shares held by Ann Roche are Joanne Roche and John Roche.

PART III

The C Shareholder Group

Name	Address	No. of Shares Beneficial Held in JDH Acquisitions plc
Bernadette Gallagher	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	4,960,426[(7)]
John Gallagher	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	237,113
Netherfield Developments Limited	c/o Crownway Investments, Millennium Tower, Charlotte Quay Dock, Dublin 4	1,098,474

(7) The beneficial owners (in equal numbers) of 1,675,362 of these shares held by Bernadette Gallagher are Rachel Gallagher, Nicole Gallagher and Mark Gallagher.

PART IV

The D Shareholder Group

Name	Address	No. of Shares Beneficial Held in JDH Acquisitions plc
Walter Beatty & Frances Beatty	c/o 67/68 Fitzwilliam Square, Dublin 2	487,762
Walter Beatty	c/o 67/68 Fitzwilliam Square, Dublin 2	45,517
Louie Beatty	c/o 67/68 Fitzwilliam Square, Dublin 2	32,898
Liam Beatty	c/o 67/68 Fitzwilliam Square, Dublin 2	12,007
Lorraine Schaefer	c/o 67/68 Fitzwilliam Square, Dublin 2	1,242
Robert Beatty	c/o 67/68 Fitzwilliam Square, Dublin 2	3,845
Louie Beatty & Walter Beatty	c/o 67/68 Fitzwilliam Square, Dublin 2	2,546
BT Trust	c/o 67/68 Fitzwilliam Square, Dublin 2	4,020,107
Royal Link Restaurant Limited	c/o 67/68 Fitzwilliam Square, Dublin 2	1,537,438

PART V

The E Shareholder Group

Name	Address	No. of Shares Beneficial Held in JDH Acquisitions plc
O'Connell Holdings Limited	c/o Peelo & Associates, 38 Grand Canal Street, Dublin 4	1,510,407
Elizabeth Nelson	c/o Peelo & Associates, 38 Grand Canal Street, Dublin 4	36,823

Save as set out in this paragraph 3 none of

(i) the Jurys Doyle Group or a pension scheme in which the Jurys Doyle Group participates;

(ii) the respective directors of JDH Acquisitions and Jurys Doyle;

(iii) any person who has given an irrevocable commitment to accept the Offer;

(iv) the parties acting in concert with JDH Acquisitions;

(v) persons who have an arrangement to which rule 8.7 of the Takeover Rules applies with Jurys Doyle, JDH Acquisitions or their respective associates (as defined in paragraph 4(j) of Appendix V to this Offer Document);

(vi) fund managers connected with Jurys Doyle; and

(vii) associates (as defined in paragraph 4 (j) of Appendix V to this Offer Document) of either Jurys Doyle or JDH Acquisitions

own or control or have dealt for value in the shares of JDH Acquisitions. JDH Acquisitions has not redeemed or purchased any of its own shares.

(b) **Share Capital following completion**

Following completion of the Offer it is intended that the authorised and issued share capital of JDH Acquisitions will be as follows (on the assumption that the only Jurys Doyle Shareholders who elect for the Redeemable Preference Shares will be the Consortium):

	No. of Shares Authorised Share Capital	No. of Shares Issued Share Capital
JDH Ordinary Shares of € 0.01 each	33,000,000	26,578,635
Redeemable Preference Shares of € 0.01 each	67,000,000	26,578,635

4. Summary of Articles of Association and Subscription and Shareholders Agreement

On 11 October 2005 members of the Consortium entered into a Subscription and Shareholders Agreement (the "Shareholders Agreement") relating to the subscription by Consortium members (or on their behalf) for shares in the capital of JDH Acquisitions, certain matters relating to the making of the Offer and certain other matters concerning JDH Acquisitions. Pursuant to the terms of the Shareholders Agreement, on 25 October 2005 new Articles of Association of JDH Acquisitions were adopted (the

"JDH Articles"). The JDH Articles set out details of the rights of, and restrictions applying to, Redeemable Preference Shares. These are summarised in Appendix II to this Offer Document. This Appendix III should be read in conjunction with Appendix II to this Offer Document.

Under the terms of the Shareholders Agreement and JDH Articles:

(a) For the purposes of section 20 of the Companies (Amendment) Act 1983 the Board of JDH Acquisitions are authorised to allot shares in the capital of JDH Acquisitions up to an amount of the authorised but unissued share capital of JDH Acquisitions. This authority expires on 21 October 2010 unless previously renewed, varied or revoked by JDH Acquisitions in general meeting. For so long as the Board of JDH Acquisitions are so authorised they have power to allot equity securities as through the pre-emption provisions, section 23(1) of that Act does not apply. However, save with the consent in writing of the holders of 75 per cent. in nominal value of each of the respective classes of JDH Acquisitions Ordinary Shares (the "JDH Ordinary Shares") in issue for the time being, all new shares of whatever kind shall on issue be offered to the holders of JDH Ordinary Shares in proportion as nearly as possible to the nominal value of the existing JDH Ordinary Shares held by them and having such rights attaching thereto and being of the same class as the shares respectively held by them. New shares which are not accepted by existing holders of JDH Ordinary Shares will be at the disposal of the Board of JDH Acquisitions who may allot, grant options over or otherwise dispose of the same to such persons at such times and on such terms as they deem fit and as have been approved in writing by the holders of at least 75 per cent. in nominal value of each of the respective classes of JDH Ordinary Shares in issue for the time being. Any new JDH Ordinary Shares of JDH Acquisitions shall be issued on the basis that with effect from the date of issue they shall rank pari passu with the then existing JDH Ordinary Shares in the capital of JDH Acquisitions and shall be of the same class as those already held by the holders to whom they are issued.

(b) Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class, and may be so varied or abrogated either whilst JDH Acquisitions is a going concern or during or in contemplation of a winding-up.

    Unless otherwise provided by the rights attached to any shares and without prejudice to any such provisions, the rights attached to any JDH Ordinary Shares (the "Existing Shares") (but not the Redeemable Preference Shares) shall be deemed to be varied by the reduction of the capital paid up on the Existing Shares or by the allotment of any shares created after the date of first creation of the class of the Existing Shares which rank in priority for payment of a dividend or in respect of capital or confer on the holders thereof voting rights more favourable than those conferred by the Existing Shares, but shall not otherwise be deemed to be varied by the creation or issue of further shares or by any purchase or redemption by JDH Acquisitions of any of its own shares.

(c) The Board of JDH Acquisitions, at any time, may give a notice to the holder or holders of any share requiring such holder or holders to notify JDH Acquisitions in writing of full and accurate particulars of the interest of such holder in such share, the interests of all other persons having any beneficial interest (direct or indirect) in the share and any arrangements entered into by such holder or any person having any beneficial interest in the share whereby it has been agreed or undertaken or the holder of such share can be required to transfer the share or any interest therein to any person or to act in relation to any meeting of JDH Acquisitions or of any class of shares of JDH Acquisitions in a particular way or in accordance with the wishes or directions of any other person. If, pursuant to any such notice, the person stated to own any beneficial interest in a share or the person in favour of whom any holder (or other person having any beneficial interest in the share) has entered into any arrangements referred to in above, is a body corporate, trust, society or any other legal entity or association of individuals and/or entities, the Board of JDH Acquisitions, may give a notice to the holder or holders of such share (or any of them) requiring them to notify JDH Acquisitions in writing, of full and accurate particulars of the name and addresses of the individuals who control (directly or indirectly) the beneficial ownership of all the shares, interests, units or ownership interests of or in such body corporate, trust, society or other entity or association wherever the same shall be incorporated, registered or domiciled or wherever such individuals shall reside.

(d) If at any time the Board of JDH Acquisitions determine that a Specified Event (as defined below) shall have occurred in relation to any share or shares, the Board of JDH Acquisitions may serve a notice to such effect on the holder or holders thereof. Upon the expiry of fourteen days from the service of any such notice (as a "Restriction Notice"), for so long as such Restriction Notice shall remain in force:

(i) no holder or holders of the share or shares specified in such Restriction Notice (in the paragraph referred to as "Specified Shares") shall be entitled to attend, speak or vote any general meeting of JDH Acquisitions or at any general meeting of the class of shares concerned or to exercise any other right conferred by membership in relation to any such meeting;

(ii) the Board of JDH Acquisitions shall be entitled to withhold payment of any dividend or other amount payable (including shares issuable in lieu of dividend) in respect of the Specified Shares; and

(iii) such holder in respect of JDH Ordinary Shares held by them may be required to serve a transfer notice in respect of their shares in JDH Acquisitions.

The expression "Specified Event" in relation to any share in this paragraph shall mean any of the following events:

(i) the failure of the holder or holders thereof to pay any call or instalment of a call in the manner and at the time appointed for payment thereof;

(ii) the failure by the holder thereof or any of the holders thereof to comply, to the satisfaction of the Board of JDH Acquisitions, with all or any of the terms of the Articles relating to disclosure of interests in, or transfer of shares; or

(iii) the failure by the holder thereof or any of the holders thereof to comply, to the satisfaction of the Board of JDH Acquisitions, with the terms of any notice given to such holder or any of such holders pursuant to the provisions of section 81 of the Companies Act 1990.

(e) No Redeemable Preference Share or Redeemable Preference Shares (and no interest of any nature in such shares) shall be capable of being transferred, disposed of or assigned to any party (other than in the case of transmission on death/bankruptcy).

(f) The right to transfer JDH Ordinary Shares or to dispose of any JDH Ordinary Shares or any interest in JDH Ordinary Shares is subject to certain restrictions and compliance with certain procedures set out in the JDH Articles. Unless the Board of JDH Acquisitions resolve otherwise no JDH Ordinary Shares in the capital of JDH Acquisitions shall be transferred unless and until the proposing transferee shall have entered into and lodged with JDH Acquisitions a binding and legal commitment to the effect that such proposing transferee accepts and shall be bound by the terms of the Shareholders Agreement.

Under the terms of the Articles, except in limited circumstances, every member who wishes to dispose of JDH Ordinary Shares (or any interest therein) must give to JDH Acquisitions notice in writing (a "Transfer Notice") specifying the JDH Ordinary Shares that such member wishes to sell (the "Sale Shares"). Thereafter, subject to the terms of the JDH Articles in relation to the settlement of the price at which Sale Shares will be sold, the Board of JDH Acquisitions must offer the Sale Shares in the first place to the other holders of shares of the same class as those comprised in the Transfer Notice. If the holders of JDH Ordinary Shares of the class comprised in the Transfer Notice do not apply for all the Sale Shares or if there are no such members, the Board of JDH Acquisitions must offer the Shares not applied for to the holders of the remaining JDH Ordinary Shares. If the Board of JDH Acquisitions do not dispose of all the shares comprised in any Transfer Notice in accordance with these procedures then, during a specified period, the selling shareholder, subject to the provisions of the JDH Articles, is permitted to transfer JDH Ordinary Shares not allocated by the Board of JDH Acquisitions to other purchasers at not less than the price at which they were offered to the members if, such transfer is approved in writing in advance by the holders of at least 75 per cent. in nominal value of each class of the JDH Ordinary Shares in issue.

Subject to receipt of the prior written consent of the holders of at least 75 per cent. in nominal value of each class of the JDH Ordinary Shares in issue at the relevant time, the Board of JDH Acquisitions may, in their absolute discretion, waive or suspend all or any of the restrictions on the transfer of JDH Ordinary Shares set out in the JDH Articles, whether in respect of any particular transfer or class of transfers of JDH Ordinary Shares or generally, as they see fit.

The restrictions on transfer in the JDH Articles do not apply to JDH Ordinary Shares which are transferred:-

(i) by the holder of ordinary shares of any particular class to any other holder of JDH Ordinary Shares of the same class;

(ii) by any holder of shares of a class of JDH Ordinary Shares to a person approved by the other holders of that class and by the Board of JDH Acquisitions; or

(iii) by any holder of JDH Ordinary Shares of a particular class to a trust the beneficiaries of which have been approved by the holders of shares of that class and the Board of JDH Acquisitions.

provided that, if immediately before the time of such transfer there shall be more than one member holding shares of same class of JDH Ordinary Shares the subject of the proposed transfer, such transfer is approved in writing by holders of at least 75 per cent. in nominal value of that relevant class of JDH Ordinary Shares.

(g) If at any time any person or persons, (in this paragraph an "Acquirer") shall make a bona fide offer (a "Drag-Along Offer") to acquire all of the JDH Ordinary Shares and the holders of at least 45 per cent. of the JDH Ordinary Shares in issue at such time (the "Accepting Shareholders") wish to accept such offer, the Accepting Shareholders will have the right (the "Drag-Along Right") to require that all other holders of JDH Ordinary Shares ("Remaining Shareholders") offer to sell all of their JDH Ordinary Shares to such Acquirer on the same terms and conditions (including price). The restrictions on transfer of JDH Ordinary Shares do not apply to any transfer of JDH Ordinary Shares made in respect of a Drag-Along Offer. The price payable to the holders of remaining shareholders must be paid at the same time as and in the same form of consideration as paid to the Accepting Shareholders in respect of JDH Ordinary Shares of the same class.

(h) Where the holder of holders of, in aggregate, not less than 45 per cent. of the JDH Ordinary Shares in issue at any time receive an offer for the sale of their shares (or any interest in those shares) and wish to accept such offer (such holders of JDH Ordinary Shares who wish to accept that offer being the "Exiting Shareholders"), then the Exiting Shareholders shall procure that it shall be an express term of any agreement for the sale of those JDH Ordinary Shares (or interest in JDH Ordinary Shares) that all other holders of JDH Ordinary Shares shall have the option of selling to the purchaser thereof the same proportion of their respective JDH Ordinary Shares as the proportion of the Exiting Shareholder's JDH Ordinary Shares being sold and upon the same terms.

(i) At general meetings of JDH Acquisitions four persons entitled to vote upon the business to be transacted, one being a holder (or a proxy for a holder or a duly authorised representative of a holder) of one or more issued A Shares, one being a holder (or a proxy for a holder or a duly authorised representative of a holder) of B Shares, one being a holder (or a proxy for a holder or a duly authorised representative of a holder) of C Shares and one being a holder (or a proxy for a holder or a duly authorised representative of a holder of D Shares shall be a quorum. If such a quorum is not present, the meeting shall be adjourned and at the adjourned meeting if such a quorum is not present within half an hour from the time appointed for the meeting, any holder or holders present (of whatever class of JDH Ordinary Shares) shall form a quorum.

The number of the directors of JDH Acquisitions shall be not less than two and not more than eight.

(j) The holders of a majority for the time being of:-

(i) the A Shares shall, for so long as the A Shares constitute at least 20 per cent. in nominal value of the entire issued equity share capital of JDH Acquisitions, be entitled to nominate 2 persons as directors of JDH Acquisitions of JDH Acquisitions and for long as the A Shares constitute less than 20 per cent. but at least 10 per cent. in nominal value of the entire issued equity share capital of JDH Acquisitions, be entitled to nominate 1 person as a director of JDH Acquisitions;

(ii) the B Shares shall, for so long as the B Shares constitute at least 20 per cent. in nominal value of the entire issued equity share capital of JDH Acquisitions, be entitled to nominate 2 persons as directors of JDH Acquisitions and for long as the B Shares constitute less than 20 per cent. but at least 10 per cent. in nominal value of the entire issued equity share capital of JDH Acquisitions, be entitled to nominate 1 person as a director of JDH Acquisitions;

(iii) the C Shares shall, for so long as the C Shares constitute at least 20 per cent. in nominal value of the entire issued equity share capital of JDH Acquisitions, be entitled to nominate 2 persons as directors of JDH Acquisitions and for long as the C Shares constitute less than 20 per cent. but at least 10 per cent. in nominal value of the entire issued equity share capital of JDH Acquisitions, be entitled to nominate 1 person as a director of JDH Acquisitions;

(iv) the D Shares shall, for so long as the D Shares constitute at least 20 per cent. in nominal value of the entire issued equity share capital of JDH Acquisitions, be entitled to nominate 2 persons as directors of JDH Acquisitions and for long as the D Shares constitute less than 20 per cent. but at least 10 per cent. in nominal value of the entire issued equity share capital of JDH Acquisitions, be entitled to nominate 1 person as a director of JDH Acquisitions.

Every appointment of a director shall, where the person being appointed is not a holder of JDH Ordinary Shares, require the approval of the Board of JDH Acquisitions (which approval can not to be unreasonably withheld or delayed).

Bernadette Gallagher shall be Chairman of the Board of JDH Acquisitions.

(k) Subject to the provisions of the Acts, and provided that such director has disclosed to the Board of JDH Acquisitions the nature and extent of any material interest relating to such director, a director of JDH Acquisitions (a "JDH Director") notwithstanding his or her office:

(i) may be a party to, or otherwise interested in, any transaction or arrangement with JDH Acquisitions or any subsidiary or associated company thereof or in which JDH Acquisitions or any subsidiary or associated company thereof is otherwise interested;

(ii) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by JDH Acquisitions or in which JDH Acquisitions or any subsidiary or associated company thereof is otherwise interested; and

(iii) shall not be accountable, by reason of his or her office, to JDH Acquisitions for any benefit which such JDH Director derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(l) No JDH Director or intending JDH Director shall be disqualified by his or her office from contracting with JDH Acquisitions either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the other company in which any JDH Director shall be in any way interested be avoided nor shall any JDH Director so contracting or being so interested be liable to account to JDH Acquisitions for any profit realised by any such contract or arrangement by reason of such JDH Director holding that office or of the fiduciary relationship thereby established. The nature of a JDH Director's interest must be declared by such JDH Director at the meeting of the Board of JDH Acquisitions at which the question of entering into the contract or arrangement is first taken into consideration, or if the JDH Director was not at the date of that meeting interested in the proposed contract or arrangement, at the next meeting of the Board of JDH Acquisitions held after became so interested, and in a case where the JDH Director becomes interested in a contract or arrangement after it is made at the first meeting of the Board of JDH Acquisitions held after such JDH Director becomes so interested.

(m) A JDH Director may vote in respect of any contract, appointment, arrangement or matter in which such JDH Director is interested and shall be counted in the quorum present at any relevant meeting of the Board of JDH Acquisitions or any committee thereof.

(n) The quorum necessary for meetings of the Board of JDH Acquisitions shall be four – provided that one of such directors of JDH Acquisitions is an A Director, one of those directors of JDH Acquisitions is a B Director, one of those directors of JDH Acquisitions is a C Director and one of those directors of JDH Acquisitions is a D Director. If a quorum is not present at a meeting the meeting shall be adjourned and at the adjourned meeting, any JDH Director or JDH Directors present in person or by their alternates shall constitute a quorum.

5. Financing of the Offer

The total amount of funds required by JDH Acquisitions to purchase, pursuant to the terms of the Offer, all of the issued and to be issued share capital of JDH is estimated to be approximately €1.25 billion. This assumes full acceptances of the Cash Offer and that all outstanding options under the Jurys Doyle Share

Option Schemes have been exercised. The payment of interest on and the repayment of the facilities detailed below and (subject to obtaining sufficient acceptances of the Offer) the security therefor will depend to a significant extent on the business of the Jurys Doyle Group.

(i) Credit Facilities Agreements

In order to fund the Offer JDH Acquisitions has entered into the following two credit facilities agreements:

(a) credit facilities agreement (the "Phase 1 Credit Facilities Agreement") dated 11 October 2005 between (1) JDH Acquisitions, (2) Allied Irish Banks, p.l.c. ("AIB") as arranger, (3) AIB as facility agent and (4) AIB as security trustee in a total sum of €560,000,000 (the "Phase 1 Credit Facilities"); and

(b) credit facilities agreement (the "Phase 2 Credit Facilities Agreement") dated 11 October 2005 between (1) JDH Acquisitions, (2) AIB as arranger, (3) AIB as facility agent, (4) AIB as issuing bank and (5) AIB as security trustee in a total sum of €1,300,000,000 (the "Phase 2 Credit Facilities").

(ii) Phase 1 Credit Facilities Agreement

The Phase 1 Credit Facilities Agreement makes available to JDH Acquisitions, for the Certain Funds Period (as therein defined), facilities in a total amount of €560,000,000 to facilitate JDH Acquisitions:

(a) making market purchases of Jurys Doyle Shares;

(b) funding the Offer up to an 82 per cent. acceptance level; and

(c) funding fees, costs and expenses associated with (a) and (b) above.

The Phase 1 Credit Facilities Agreement attracts an interest rate over EURIBOR and any Mandatory Costs (as defined in the Phase 1 Credit Facilities Agreement) together with a margin, dependent on the shareholding percentage acquired by JDH Acquisitions in Jurys Doyle pursuant to market purchases and/or the Offer (including options).

The Phase 1 Credit Facilities are secured on all of the assets of JDH Acquisitions including the Jurys Doyle Shares acquired by JDH Acquisitions in Jurys Doyle pursuant to any market purchases and the Offer and non recourse guarantees from the shareholders of JDH Acquisitions supported by charges over the shares held by them in Jurys Doyle.

The availability of the Phase 1 Credit Facilities is subject to various customary representations and warranties, covenants and events of default, subject always to the certain funds provisions as therein set out.

In the event that the Phase 2 Credit Facilities are not drawn down, the Phase 1 Credit Facilities are repayable on the third anniversary of drawdown.

(iii) Phase 2 Credit Facilities Agreement

The Phase 2 Credit Facilities Agreement makes available to JDH Acquisitions, for the Certain Funds Period (as therein defined), facilities in a total amount of €1,300,000,000 to facilitate:

(a) the refinancing of the Phase 1 Credit Facilities;

(b) the funding of the acquisition of shares in Jurys Doyle pursuant to the Offer;

(c) the funding of the consideration payable by JDH Acquisitions pursuant to the compulsory acquisition of minority interests pursuant to section 204 of the Companies Act 1963;

(d) the refinancing of the existing debt of Jurys Doyle and its subsidiaries;

(e) the funding of the costs associated with the Offer, the financing of the Offer and the compulsory acquisition procedure; and

(f) ongoing working capital requirements of JDH Acquisitions, Jurys Doyle and the Jurys Doyle Group.

The Phase 2 Credit Facilities are also available in sterling and attract an interest rate over EURIBOR (or LIBOR for sterling) and any Mandatory Costs (as defined in the Phase 2 Credit Facilities Agreement) together with a margin based on a loan to value ratio.

The Phase 2 Credit Facilities are to be secured on all of the assets of JDH Acquisitions and (subject to obtaining sufficient acceptances of the Offer) of the Jurys Doyle Group. The availability of the Phase 2

Credit Facilities is subject to various customary representations and warranties, covenants, financial covenants and events of default but subject always to the certain funds provisions as therein set out.

The Phase 2 Credit Facilities are repayable on the fifth anniversary of the first drawdown.

Other Documents signed by JDH Acquisitions in connection with the Financing

(a) Debenture dated 11 October 2005 between (1) JDH Acquisitions and (2) AIB as Security Trustee;

(b) Share Charge dated 11 October 2005 between (1) JDH Acquisitions and (2) AIB as Security Trustee.

6. Financial information and activities

JDH Acquisitions has not traded or held any assets at any time since it was incorporated, nor has it entered into any obligations other than in connection with the Offer and the financing thereof. The financial and trading prospects of JDH Acquisitions after the Offer completes will depend on the strength of Jurys Doyle's business and the hotel sector in general.

Appendix IV

FINANCIAL INFORMATION RELATING TO JURYS DOYLE HOTEL GROUP PLC

Section A

This Section A of Appendix IV summarises the consolidated financial statements of the Jurys Doyle Hotel Group plc (the "Group') for the financial periods ended 31 December 2002, 2003 and 2004. The financial information in this Appendix IV is extracted without material adjustment from the published audited consolidated accounts for those periods. The financial information in this Appendix does not constitute statutory accounts within the meaning of section 4 of the Companies (Amendment) Act, 1986.

1. Consolidated Profit and Loss Accounts

	Note	Year Ended 31-Dec-2004	Year Ended 31-Dec-2003	8 Months Ended 31-Dec-2002
		€'000	€'000	€'000
Turnover – continuing operations	1	284,486	253,773	183,792
Cost of Sales		(188,132)	(170,902)	(115,943)
Gross profit		96,354	82,871	67,849
Administrative expenses		(8,333)	(7,748)	(4,678)
Depreciation	4	(19,183)	(16,010)	(10,025)
Goodwill amortisation	4	(3,024)	(3,086)	(2,136)
Operating profit – continuing operations		65,814	56,027	51,010
Profit on disposal of fixed assets	10	193	3,600	1,082
Operating profit before interest and taxation		66,007	59,627	52,092
Interest payable and similar charges	3	(21,148)	(17,074)	(14,324)
Interest receivable and similar income	3	612	3,289	568
Profit on ordinary activities before taxation	4	45,471	45,842	38,336
Tax on profit on ordinary activities	5	(7,878)	(7,934)	(7,525)
Profit for the financial year/period		37,593	37,908	30,811
Equity dividends:				
– Interim	6	(5,286)	(5,105)	(5,101)
– Proposed final	6	(10,393)	(9,791)	(4,506)
		(15,679)	(14,896)	(9,607)
Profit retained for the year/period		21,914	23,012	21,204
Transfer from revaluation reserve	10	3,740	6,951	2,383
Profit and loss account at the start of year/period		195,263	165,300	141,713
Profit and loss account at the end of year/period		220,917	195,263	165,300
Earnings per share				
– Basic	7	59.7c	60.4c	49.2c
– Diluted	7	58.7c	59.7c	48.7c
Adjusted diluted earnings per share				
– Before goodwill amortisation	7	63.4c	64.6c	52.1c
– Before goodwill amortisation and profit on disposal of fixed assets after tax	7	63.1c	60.1c	50.4c

2. Consolidated Statements of Total Recognised Gains and Losses

	Note	Year Ended 31-Dec-2004	Year Ended 31-Dec-2003	8 Months Ended 31-Dec-2002
		€'000	€'000	€'000
Profit for the financial year/period		37,593	37,908	30,811
Unrealised surplus arising on revaluation of fixed assets	19	1,734	2,462	1,299
Currency translation adjustment on revaluation reserve	19	(1,708)	(12,559)	(7,598)
Exchange difference arising on translation of overseas subsidiaries				
– Arising on debt		2,053	16,737	13,697
– Arising on net assets		(9,011)	(42,289)	(29,506)
	20	(6,958)	(25,552)	(15,809)
Total recognised gains and losses for the year/period	21	30,661	2,259	8,703

3. Notes of Historical Cost Profits and Losses

	Year Ended 31-Dec-2004	Year Ended 31-Dec-2003	8 Months Ended 31-Dec-2002
	€'000	€'000	€'000
Reported profit on ordinary activities before taxation	45,471	45,842	38,336
Realisation of property revaluation gains arising on disposal of fixed assets	3,740	6,951	2,383
Difference between the historical cost depreciation charge and the actual depreciation charge for the year/period arising from the revaluation of tangible fixed assets	4,261	4,317	2,850
Historical cost profit on ordinary activities before taxation	53,472	57,110	43,569
Historical cost profit for the year/period after taxation and dividends	29,915	34,280	26,437

4. Consolidated Balance Sheets

	Note	Year Ended 31-Dec-2004	Year Ended 31-Dec-2003
		€'000	€'000
Fixed assets			
Tangible Assets	8	1,097,179	1,041,214
Goodwill	9	43,658	46,682
		1,140,837	1,087,896
Current assets			
Stocks		2,627	2,317
Debtors	11	16,245	17,412
Cash at bank and in hand		11,706	10,207
		30,578	29,936
Creditors: Amounts falling due within one year	12	(115,132)	(142,599)
Net current liabilities		(84,554)	(112,663)
Total assets less current liabilities		1,056,283	975,233
Creditors: amounts falling due after more than one year	13	(339,472)	(278,310)
Government grants	15	(3,231)	(3,347)
Provision for liabilities and charges			
Deferred tax	16	(35,606)	(30,901)
Net assets		677,974	662,675
Capital and reserves			
Called up share capital	17	20,156	20,135
Share premium account	18	182,693	182,397
Revaluation reserve	19	283,721	287,435
Other reserves	20	(29,513)	(22,555)
Profit and loss account		220,917	195,263
Shareholders' funds – equity	21	677,974	662,675

5. Consolidated Cash Flow Statements

	Note	Year Ended 31-Dec-2004	Year Ended 31-Dec-2003
		€'000	€'000
Net cash inflow from operating activities	22	87,329	74,797
Returns on investments and servicing of finance	23	(21,558)	(16,813)
Taxation	23	(6,026)	(5,303)
Capital expenditure and financial investment	23	(84,797)	(92,710)
Acquisitions and disposals	23	9,504	51,077
Equity dividends paid		(15,077)	(14,712)
Net cash outflow before use of financing		(30,625)	(3,664)
Financing	23	32,397	(15,689)
Increase/(decrease) in cash	24	1,772	(19,353)

6. Statement of Accounting Policies

The significant accounting policies adopted by Jurys Doyle Hotel Group Plc are as follows:

Basis of preparation

The financial statements are prepared in euro in accordance with generally accepted accounting principles under the historical cost convention, modified by the revaluation of certain assets, and comply with financial reporting standards of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland.

The accounting policies applied to the financial statements are consistent with those applied in the preparation of the Group's financial statements for the periods ended 31 December 2002, 2003 and 2004. The Group has implemented the transitional disclosure requirements of Financial Reporting Standard No. 17: Retirement Benefits (FRS 17) as disclosed in Note 28.

Basis of consolidation

The consolidated financial statements include the financial statements of Jurys Doyle Hotel Group plc and its subsidiary undertakings made up to 31 December of each period. All significant intercompany profits, transactions and account balances have been eliminated. The acquisition method of accounting is applied for acquisitions with fair values being attributed to the identifiable net assets acquired. Goodwill arising on acquisition is dealt with as set out below.

The results of subsidiary undertakings acquired during the year are included in the consolidated profit and loss account from the date of acquisition.

Tangible Fixed Assets

(a) Hotel properties and other assets

The Group's hotel properties, excluding hotel properties under construction or held under short-term leases, are valued on an existing use value basis by professional valuers at least every five years with an interim valuation at least every three years in accordance with Financial Reporting Standard No. 15: Tangible Fixed Assets (FRS 15). These revaluations are incorporated in the financial statements and the gains arising thereon are recognised in the statement of total recognised gains and losses. Revaluation losses that are caused by a consumption of economic benefits are recognised in the profit and loss account. Other revaluation losses are recognised in the statement of total recognised gains and losses until the carrying amount of the asset reaches its depreciated historical cost and thereafter losses are recognised in the profit and loss account.

On an annual basis the Group estimates the recoverable amount of its hotel properties based on the higher of their net realisable values or the present values of future cash flows expected to result from their use. Where the recoverable amount is less than the carrying amount of the hotel properties the Group recognises an impairment loss in the financial statements on a basis consistent with the recognition of revaluation gains and losses as set out above.

Other fixed assets are stated at cost or revalued amount less accumulated depreciation.

(b) Investment Properties

Investment properties are, in accordance with Statement of Standard Accounting Practice No. 19: Investment Properties (SSAP 19), revalued annually, on an open market value basis. All surpluses and deficits arising on valuation are taken directly to revaluation reserve except that any reduction in value below historical cost is taken to the profit and loss account. Depreciation or amortisation is not provided in respect of investment properties.

Depreciation of tangible fixed assets

Depreciation is calculated to write off the original cost or valuation of tangible fixed assets less their estimated residual value over their expected useful lives on a straight line basis.

The estimated useful lives applied in determining the charge to depreciation are as follows:

Land	Nil
Buildings: Core	50 to 125 years
Buildings: Non-core	30 years
Plant	20 years
Fixtures, fittings and equipment	5 to 10 years

Financing arrangements

Assets held under financing arrangements which transfer substantially all of the risks and rewards of ownership to the Group are treated as if they had been purchased outright and are included in the balance sheet as tangible assets at cost or valuation, less depreciation. The corresponding commitments are shown as liabilities. Payments in respect of these obligations are treated as consisting of capital and interest elements, with interest charged to the profit and loss account.

Rentals in respect of all other leasing arrangements are charged to the profit and loss account over the period of the rental agreements.

Goodwill

Purchased goodwill arising on the acquisition of a business represents the excess of the acquisition cost over the fair value of the identifiable net assets when they were acquired.

Purchased goodwill is capitalised in the balance sheet and amortised on a straight line basis over its estimated economic life of 20 years; being the period during which the benefits are expected to accrue.

Where events or circumstances are present which indicate that the carrying amount of goodwill may not be recoverable, the Group estimates the recoverable amount based on the present value of future cash flows expected to result from the use of the asset and its eventual disposition. Where this amount is less than the carrying amount of the asset, the Group will recognise an impairment loss.

Stocks

Stocks are valued at the lower of cost and net realisable value on a first in, first out basis. Cost comprises invoice price including delivery costs.

Foreign Currency

Transactions in foreign currencies are recorded at the exchange rate ruling at the date of the transaction or, if hedged, at the contracted exchange rate. Foreign currency assets and liabilities are translated at the exchange rate ruling at the balance sheet date.

The assets and liabilities of overseas investments are translated at the exchange rate ruling at the balance sheet date. The results of overseas investments are included at the average exchange rate for the period. Where net investments are matched in whole or in part by foreign currency borrowings, the exchange differences arising on the retranslation of such borrowings are recorded as reserve movements and reflected in the statement of total recognised gains and losses. All other exchange gains and losses are dealt with in the profit and loss account.

Taxation

Corporation tax in respect of the Company and its subsidiary undertakings is provided at current rates and is calculated on the basis of their results for the year.

Full provision, without discounting, is made for all timing differences at the balance sheet date in accordance with Financial Reporting Standard No.19: Deferred Tax (FRS 19). As permitted by FRS 19 deferred tax is not recognised on the gains arising from the revaluation of hotel properties. No deferred tax has been recognised on the unremitted earnings of overseas subsidiaries as no tax is expected to be payable on them. Provision is made at the tax rates that are expected to apply in the periods in which the timing differences are expected to reverse.

Pensions

The cost of providing pensions to employees under defined benefit plans is charged to the profit and loss account on a systematic basis over the service lives of those employees. Pension costs are determined by an actuary by reference to a funding plan and funding assumptions. The regular pension cost is expressed as a substantially constant portion of current and expected future pensionable payroll. Variations from regular cost are spread over the remaining service lives of current employees. To the extent that the pension cost is different from the cash contributions to the pension scheme, an accrual or prepayment is recognised in the balance sheet.

The cost of providing defined contribution plans is accounted for on an accruals basis.

Government grants

Capital government grants received and receivable are treated as deferred income and amortised to the profit and loss account over the expected useful lives of the related assets.

Turnover

Turnover represents the invoiced fair value of goods and services exclusive of Value Added Tax and other sales taxes delivered to third party customers during the year.

Capitalisation of interest

Interest attributable to progress payments made on construction work in progress is capitalised and included in the cost of buildings. Capitalisation of interest ceases when substantially all the activities that are necessary to bring the tangible fixed asset into use are complete.

Derivative financial instruments

Derivative financial instruments, including forward exchange contracts, forward rate agreements and interest rate swaps, are used to hedge the Group's interest rate and currency exposures. These are accounted for on the same basis as the underlying asset, liability or cash flow being hedged, with the resulting income or expense being recognised in the profit and loss account.

Finance costs

Finance costs incurred directly in connection with the issue of debt are offset against the carrying amount of debt and are charged to the profit and loss account over the term of the debt at a constant rate of the carrying amount.

Financial assets

Investments in subsidiary undertakings are stated at cost less provision for impairment in the Company's balance sheet.

Earnings per ordinary share

Basic earnings per share is computed by dividing the profit for the financial year attributable to ordinary shareholders by the weighted average number of ordinary shares in issue that ranked for dividend during the year. Diluted earnings per share is computed by dividing the profit for the financial year attributable to ordinary shareholders by the weighted average number of ordinary shares in issue after adjusting for the effects of all potential dilutive ordinary shares that were outstanding during the year.

Cash and liquid resources

Cash includes cash in hand and deposits repayable on demand. Liquid resources are liquid current asset investments and generally consist of short-term bank deposits.

Executive Retention Cash Award Plan (ERCAP)

The charge for the ERCAP Scheme is recognised on a straight line basis over the period that the benefit is expected to accrue to the Group.

7. Notes to the financial information

(1) Segmental disclosure

The Group's turnover and profits arise from hotel activities in Ireland, the United Kingdom and the United States of America.

The Group's net assets are located in Ireland, the United Kingdom and the United States of America.

	Year Ended 31-Dec-2004		Year Ended 31-Dec-2003		8 Months Ended 31-Dec-2002	
	€'000	%	€'000	%	€'000	%
Turnover						
Ireland	123,815	44	125,937	50	94,551	51
United Kingdom	130,893	46	104,713	41	71,117	39
United States of America	29,778	10	23,123	9	18,124	10
	284,486	100	253,773	100	183,792	100
Operating profit						
Ireland	17,141	26	17,717	32	19,773	39
United Kingdom	40,888	62	32,138	57	25,850	51
United States of America	7,785	12	6,172	11	5,387	10
	65,814	100	56,027	100	51,010	100
Net assets						
Ireland	485,931	47	497,089	50	582,902	57
United Kingdom	452,803	43	418,657	42	370,880	36
United States of America	104,581	10	84,015	8	71,689	7
Net assets before borrowings	1,043,315	100	999,761	100	1,025,471	100
Net borrowings	(365,341)	–	(337,086)	–	(351,505)	-
Net assets	677,974	100	662,675	100	673,966	100

Operating profit includes refunds for rent and other property charges amounting to €1.5 million in the year ended 31 December 2004 (2003: €960,000).

Net assets before borrowings have been adjusted to eliminate the impact of intercompany financing.

(2) Employee numbers and costs

The aggregate payroll costs were as follows:

	Year Ended 31-Dec-2004	Year Ended 31-Dec-2003	8 Months Ended 31-Dec-2002
	€'000	€'000	€'000
Wages and salaries	81,631	72,018	48,916
Social welfare costs	8,047	7,161	4,870
Pension costs	2,697	2,477	1,843
	92,375	81,656	55,629

The average number of persons, including executive Directors, employed by the Group during the year ended 31 December 2004 was 4,041 (year ended 31 December 2003: 3,822; 8 months ended 31 December 2002: 3,898)

(3) Interest payable and receivable

	Year Ended 31-Dec-2004	Year Ended 31-Dec-2003	8 Months Ended 31-Dec-2002
	€'000	€'000	€'000
(i) Interest payable and similar charges			
On bank loans and overdrafts repayable within five years	9,221	10,793	9,566
Interest on Senior Secured Notes	12,356	8,636	5,797
Amortisation of financing costs	612	431	185
Foreign currency contracts: Charge	795	–	–
Interest capitalised	(1,836)	(2,786)	(1,224)
	21,148	17,074	14,324

	Year Ended 31-Dec-2004	Year Ended 31-Dec-2003	8 Months Ended 31-Dec-2002
	€'000	€'000	€'000
(ii) Interest receivable and similar income			
Interest receivable	612	223	568
Foreign currency contracts: Income	–	3,066	–
	612	3,289	568

The Group entered into foreign currency contracts to manage the translation risks on overseas earnings arising from currency fluctuations.

These foreign currency contracts resulted in a charge for the year ended 31 December 2004 of €795,000 compared to income of €3.066 million for the year ended 31 December 2003.

(4) Statutory information

The profit on ordinary activities before taxation has been arrived at after charging/(crediting) the following items:

	Year Ended 31-Dec-2004	Year Ended 31-Dec-2003	8 Months Ended 31-Dec-2002
	€'000	€'000	€'000
Depreciation	19,183	16,010	10,025
Goodwill amortisation	3,024	3,086	2,136
Operating lease charges – properties	5,438	7,039	3,382
Auditor's remuneration	132	110	124
Government grants amortised	(118)	(117)	(83)
Profit on disposal of fixed assets	(193)	(3,600)	(1,082)

(5) Tax on profit on ordinary activities

	Year Ended 31-Dec-2004	Year Ended 31-Dec-2003	8 Months Ended 31-Dec-2002
	€'000	€'000	€'000
Current tax			
Ireland	520	2,174	2,172
Overseas	2,555	4,776	2,903
	3,075	6,950	5,075
Over-provision for corporation tax in prior periods	(523)	(663)	(1,649)
	2,552	6,287	3,426
Deferred tax – origination and reversal of timing differences			
Charge for the year/period	5,326	1,647	4,099
Tax on profit on ordinary activities	7,878	7,934	7,525

The Group's operations are subject to differing rates of corporation tax, according to, inter alia, the nature of activities and tax jurisdictions.

During the year ended 31 December 2004 these rates varied from 12.5% to 40%. During the year ended 31 December 2003 these rates varied from 12.5% to 25%. During the 8 months ended 31 December 2002 these rates varied from 16% to 25%.

The standard rate of corporation tax in the Republic of Ireland, which applies to a certain amount of the Group's income, reduced from 16% in the 8 months ended 31 December 2002 to 12.5% from 1 January 2003.

No provision has been made for deferred tax on gains recognised on revaluing hotel properties on an existing use value basis in accordance with FRS 19. This tax would only be payable if the hotel properties were sold at their book values and if rollover relief could not be claimed. The total estimated amount not provided for is €85 million for the period ended 31 December 2004 (2003: €69.1 million; 2002: €76 million). It is not envisaged that any such tax will be payable in the foreseeable future.

The differences between the tax charge and the standard rate of corporation tax in the Republic of Ireland for the periods ended 31 December 2002, 2003 and 2004, are set out in the tax reconciliation below:

	Year Ended 31-Dec-2004	Year Ended 31-Dec-2003	8 Months Ended 31-Dec-2002
	€'000	€'000	€'000
Profit on ordinary activities before tax	45,471	45,842	38,336
Profit on ordinary activities before tax at the standard corporation tax rate in the Republic of Ireland of 12.5% (year ended 31 December 2003: 12.5%; 8 months ended 31 December 2002: 16%)	5,684	5,730	6,134
Effects of:			
Excess of capital allowances over depreciation	(7,894)	(4,213)	(2,813)
Expenses not deductible for tax purposes (permanent difference)	438	238	264
Expenses not deductible for tax purposes (timing difference)	1,850	971	(95)
Double rent relief	(251)	(456)	(541)
Profits of foreign undertakings taxable at higher rate	3,079	4,601	2,122
Other	169	79	4
Current tax charge for the year/period	3,075	6,950	5,075

(6) Equity Dividends

	Year Ended 31-Dec-2004	Year Ended 31-Dec-2003	8 Months Ended 31-Dec-2002
	€'000	€'000	€'000
Interim dividend of 8.40c for the year ended 31 December 2004 (31 December 2003: 8.14c) (31 December 2002: 8.14c) per share	5,286	5,105	5,101
Proposed final dividend of 16.50c for the year ended 31 December 2004 (31 December 2003: 15.56c) (31 December 2002: 7.19c) per share	10,393	9,791	4,506
	15,679	14,896	9,607

(7) *Earnings per share*

The computation for basic and diluted earnings per shares is set out below:

	Year Ended 31-Dec-2004	Year Ended 31-Dec-2003	8 Months Ended 31-Dec-2002
	€'000	€'000	€'000
(a) Numerator for basic and diluted earnings per share:			
Profit for the financial period (€'000)	37,593	37,908	30,811
(b) Weighted average number of shares:			
Weighted average number of ordinary shares in issue for calculation of basic earnings per share	62,941,217	62,773,018	62,669,513
Effect of potential dilutive ordinary shares arising from employee option schemes	1,128,797	675,407	613,489
Weighted average number of ordinary shares in issue for calculation of diluted earnings per share	64,070,014	63,448,425	63,283,002
(c) Basic earnings per share (cent)	59.7c	60.4c	49.2c
(d) Diluted earnings per share (cent)	58.7c	59.7c	48.7c
(e) Adjusted diluted earnings per share before goodwill amortisation			
Profit for the financial period before goodwill amortisation(€'000)	40,617	40,994	32,947
Adjusted diluted earnings per share before goodwill amortisation (cent)	63.4c	64.6c	52.1c
(f) Adjusted diluted earnings per share before goodwill amortisation and profit on disposal of fixed assets			
Profit for the financial period before goodwill amortisation and profit on disposal of fixed assets after tax (€'000)	40,424	38,141	31,865
Adjusted diluted earnings per share before goodwill amortisation and profit on disposal of fixed assets after tax (cent)	63.1c	60.1c	50.4c

Earnings per share are calculated in accordance with Financial Reporting Standard No. 14: Earnings per Share (FRS 14). Adjusted diluted earnings per share has been calculated by using the weighted average number of ordinary shares in issue for the calculation of diluted earnings per share

(8) Tangible assets

Cost or valuation:	Freehold and Leasehold Land and Buildings	Plant, Fixtures, Fittings and Equipment	Investment Properties	Total
	€'000	€'000	€'000	€'000
2003				
At 1 January 2003				
Valuation	853,201	86,010	23,409	962,620
Cost	93,241	15,239	–	108,480
	946,442	101,249	23,409	1,071,100
Additions	76,942	14,637	–	91,579
Disposals	(43,062)	(2,194)	–	(45,256)
Translation adjustment	(47,161)	(5,534)	(1,169)	(53,864)
Revaluation at year end	–	–	2,462	2,462
Reclassification of fixed assets	(5,817)	5,817	–	–
2004				
At 1 January 2004				
Valuation	836,723	84,040	24,702	945,465
Cost	90,621	29,935	–	120,556
	927,344	113,975	24,702	1,066,021
Additions	67,677	22,603	–	90,280
Disposals	(6,379)	(1,684)	(1,310)	(9,373)
Translation adjustment	(6,815)	(850)	(2)	(7,667)
Revaluation at year end	–	–	1,734	1,734
Reclassification of fixed assets	(15,022)	15,022	–	–
At 31 December 2004				
Valuation	830,273	83,500	25,124	938,897
Cost	136,532	65,566	–	202,098
	966,805	149,066	25,124	1,140,995
Depreciation:				
2003				
At 1 January 2003	(4,232)	(5,793)	–	(10,025)
Charge for year	(6,191)	(9,819)	–	(16,010)
Disposals	102	196	–	298
Translation adjustment	372	558	–	930
2004				
At 1 January 2004	(9,949)	(14,858)	–	(24,807)
Charge for year	(7,149)	(12,034)	–	(19,183)
Disposals	14	48	–	62
Translation adjustment	29	83	–	112
At 31 December 2004	(17,055)	(26,761)	–	(43,816)
Net book value:				
At 31 December 2004	949,750	122,305	25,124	1,097,179
At 31 December 2003	917,395	99,117	24,702	1,041,214
At 31 December 2002	942,210	95,456	23,409	1,061,075

In applying Financial Reporting Standard No. 5: Reporting the Substance of Transactions (FRS 5), the Group has included in freehold and leasehold land and buildings certain Jurys Inn properties for which the related liabilities of €33.14 million at 31 December 2004 (at 31 December 2003: €42.98 million) are included in creditors (Notes 12 and 13).

Tangible asset additions include interest capitalised of €1.836 million (31 December 2003: €2.786 million). Interest is capitalised at a weighted average rate of 5.1% per annum (31 December 2003: average rate of 5% to 6% per annum). Total interest capitalised since 30 April 2002 is €5.846 million (31 December 2003: €4.010 million).

Tangible assets include assets under construction of €0.2 million (at 31 December 2003: €82.1 million) and assets held under short-term lease of €5.21 million (at 31 December 2003: €5.05 million). An amount of €15.022 million of fixed assets were reclassified during 2004. This reclassification related to hotels and inns under construction at 31 December 2003, which opened during 2004.

Included in fixed asset additions for the year ended 31 December 2004 is an amount of €13.9 million in respect of Jurys Inn Galway, following the Group exercising its purchase option in November 2004.

At 30 April 2002, the Group's hotel and investment properties were subject to an external professional valuation on an existing use value basis and an open market value basis, respectively. The total valuation of €1,007.10 million compared to a book value of €824.99 million at that date resulting in a net surplus on revaluation of €182.11 million.

In accordance with SSAP 19, the Group undertakes a valuation of investment properties on an annual basis. The valuation of investment properties on an open market value basis at 31 December 2004 resulted in a surplus on revaluation of €1.734 million (at 31 December 2003: €2.462 million).

The valuations were performed by CB Richard Ellis Gunne in Ireland and the United States of America, and CB Richard Ellis in the United Kingdom.

At 30 April 2002, in Ireland and the United States of America, the valuations were carried out in accordance with the Appraisal and Valuation Manual published by the Society of Chartered Surveyors in Ireland. In the United Kingdom, the valuations were carried out in accordance with Practice Statements of Asset Valuation and Guidance Notes issued by the Royal Institution of Chartered Surveyors (RICS). The 2004 valuation of investment properties was carried out in accordance with the RICS Appraisal and Valuation Standards Manual.

Included in land and buildings at 31 December 2004 is land with a book value of €349.3 million (at 31 December 2003: €351.9 million). Included in tangible fixed assets, at the date of the last revaluation, is €37.87 million of assets under construction and €6.17 million of assets held under short-term leases which, in accordance with the Group's accounting policies, are not subject to revaluation.

(9) Goodwill

	Year Ended 31-Dec 2004	Year Ended 31-Dec 2003
	€'000	€'000
Cost:		
At start of year	60,561	63,685
Goodwill attributable to disposal of fixed assets	–	(3,124)
At end of year	60,561	60,561
Amortisation:		
At start of year	(13,879)	(11,398)
Amortised during year	(3,024)	(3,086)
Goodwill attributable to disposal of fixed assets	–	605
At end of year	(16,903)	(13,879)
Net book value at end of year	43,658	46,682

(10) Disposal of fixed assets

	Year Ended 31-Dec 2004	Year Ended 31-Dec 2003	8 months Ended 31-Dec 2002
	€'000	€'000	€'000
Sale proceeds (net of expenses)	9,504	51,077	13,788
Net book value of fixed assets at date of disposal	(9,311)	(44,958)	(11,652)
Goodwill attributable to disposal of fixed assets	–	(2,519)	(1,054)
Profit on disposals of fixed assets before tax	193	3,600	1,082
Tax	–	(747)	–
Profit on disposals of fixed assets after tax	193	2,853	1,082

2004

On 5 April 2004, the Company disposed of the 4-star Jurys Limerick Hotel, as a going concern, for €9.750 million in cash. The profit on this disposal amounted to €193,000. In addition, an amount of €3.740 million was transferred from the revaluation reserve to the profit and loss account reserve in respect of this disposal, reflecting the realisation of the property revaluation gains in prior periods. No capital gains tax was payable on the disposal as the gain arising was offset against capital losses available.

2003

On 5 February 2003, prior to opening Jurys Inn Newcastle, the Group disposed of its interest, at cost, for £18.2 million (€26.255 million) and subsequently entered into a 35-year operating lease on this property. On 14 February 2003, the company sold Jurys Green Isle Hotel for €11.0 million in cash. On 10 June 2003, the Company entered into an agreement for the sale of Jurys Tara Hotel for €14.2 million in cash; the sale of which was completed on 10 July 2003. The pre-tax profits on these disposals amounted to €3.6 million. In addition an amount of €6.951million was transferred from the revaluation reserve to the profit and loss account reserve in respect of the disposal of the Jurys Green Isle and Jurys Tara hotels, reflecting the realisation of property revaluation gains arising in prior periods.

2002

On 12 July 2002, the Company completed the disposal of Jurys Skylon Hotel and Jurys Waterford Hotel for a combined consideration of €13.788 million (net of expenses). The profit on these disposals amounted to €1.082 million. In addition an amount of €2.383 million was transferred from the revaluation reserve to the profit and loss account reserve in respect of these disposals.

(11) Debtors: Amounts falling due within one year

	31-Dec 2004	31-Dec 2003
	€'000	€'000
Trade debtors	11,011	10,881
Prepayments and other assets	5,234	4,363
VAT	–	2,168
	16,245	17,412

(12) Creditors: Amounts falling due within one year

	31-Dec 2004	31-Dec 2003
	€'000	€'000
Trade creditors	15,487	14,260
Bank overdrafts and short-term loans (Note 14)	28,687	50,255
Obligations under FRS 5 (Note 13)	8,888	18,728
Corporation tax	4,204	7,843
VAT	3,628	4,146
Accruals	32,614	30,190
Capital accruals	9,504	5,857
Proposed dividend	10,393	9,791
Payroll taxes	1,727	1,529
	115,132	142,599

A liability of €9.840 million in respect of obligations under FRS 5 (Notes 8 and 13) was settled during 2004. In addition, a liability of €8.888 million will fall due for settlement in April 2005.

(13) Creditors: Amounts falling due after more than one year

	31-Dec 2004	31-Dec 2003
	€'000	€'000
Obligations under FRS 5	24,253	24,253
Bank loans and other debt (Note 14)	315,219	254,057
	339,472	278,310

2004

Liabilities in respect of obligations under FRS 5 (Notes 8 and 12), in the amount of €24.253 million, will fall due for settlement in two separate amounts in September 2006 and November 2007 and are included above.

2003

Liabilities in an amount of €18.728 million will fall due for settlement in two separate amounts between February 2004 and October 2004 and are included in Note 12 above.

(14) Financial liabilities

Financial Risk Management Policies & Objectives *(extracted from 2004 Report of the Directors)*

The Group's main financial instruments comprise bank and other borrowings, cash and liquid resources. The main purpose of these financial instruments is to provide finance for the Group's operations. The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign exchange risk.

The Group may enter into derivative transactions such as interest rate swaps or forward foreign currency transactions in order to hedge these risks. The Group's policies for managing each of these risks are summarised below.

The Group's policy is that no trading in financial instruments shall be undertaken.

Interest rate risk

The Group finances its operations through a mixture of shareholders' funds, bank and other borrowings and and working capital. The Group borrows in desired currencies at both fixed and floating rates of interest and then uses interest rate swaps to generate the desired interest profile to manage the Group's exposure to interest rate fluctuations.

The Group determines the level of borrowings at fixed rates of interest having regard to current market rates and future trends. At the year-end, 79% (at 31 December 2003: 63%) of the Group's borrowings was at interest rates fixed for an average of 5.1 years (at 31 December 2003: 4.5 years).

Liquidity risk

The Group's policy throughout the year has been that, to ensure continuity of funding, at least 60% of its borrowings should mature after more than one year. At 31 December 2004, 90% (at 31 December 2003: 80%) of the Group's borrowings was due to mature after more than one year.

The Group holds cash balances that are invested on a short-term basis. At the year-end, all of the Group's cash, short-term deposits and liquid resources mature within three months.

Short-term financial flexibility is achieved through a combination of cash balances and overdraft facilities.

Foreign exchange risk

The Group has significant overseas operations in the United Kingdom and the United States of America with revenues and expenses arising in sterling and US dollars respectively. In order to reduce the risk of the effect of movement in exchange rates, the Group finances its net investments in sterling and US dollars by means of borrowings in the same currency.

Any gains or losses on foreign exchange contracts, not designated as hedges, are recognised in the profit and loss account.

The Board determined during 2004 that, with effect from 1 April 2005, when the current contract expires, the Group will cease to enter into foreign exchange contracts to manage the foreign exchange risk impacting the profit and loss account for a number of reasons, including the implementation of IFRS.

(i) Maturity profile of financial liabilities

	31-Dec 2004	31-Dec 2003
	€'000	€'000
Repayment analysis:		
Within one year	37,575	68,983
Between one and two years	68,865	22,701
Between two and five years	70,832	129,981
Beyond five years	199,775	125,628
	377,047	347,293

In March 2000, the Group issued US$125 million of Secured Senior Notes repayable on 30 March 2010 at a fixed interest rate of 8.49%, payable semi-annually on 30 September and 30 March. With effect from 30 March 2000, a series of cross-currency swap agreements were entered into to convert the obligations under the Notes from US dollars to euro at a fixed interest rate of 6.78% per annum.

In April 2004, the Group issued US$50 million and £25 million of Secured Senior Notes repayable on 27 April 2014 at a fixed interest rate of 6.21% and 7.40% respectively, payable semi-annually on 27 October and 27 April. With effect from 27 April 2004, a series of cross currency swap agreements were entered into to convert the obligations under the US$50 million Notes to sterling at a fixed interest rate of 7.30% per annum.

On 16 March 2001, a group undertaking, as part of the acquisition of Chamberlain Hotels Limited, issued £19.58 million of Convertible Floating Rate Loan Notes repayable in June 2004 at a floating interest rate of LIBOR plus 1% payable quarterly. The loan notes were guaranteed by Jurys Doyle Hotel Group plc. On 25 February 2002, loan notes of £5.29 million were repaid and the remaining balance of £14.29 million was repaid on 30 June 2004.

All the borrowings of the Group are secured by floating charges over all of the assets of the Group through an intercreditor agreement between the Group's borrowers.

In addition, the borrowings of the landlord of Jurys Inn Custom House, in the amount of €14.73 million, has been guaranteed by the Group and are secured by a fixed and floating charge over the assets of the Group.

(ii) Interest rate risk profile of financial liabilities

Narrative disclosures concerning the Group's treasury policy and management are set out above.

The disclosures in respect of financial assets and liabilities as defined in Financial Reporting Standard No. 13: Derivative and Other Financial Instruments (FRS 13) exclude short-term debtors and creditors.

The interest rate and currency profile of the Group's financial liabilities at 31 December 2004 was as follows:

	Fixed rate	Floating rate	Other	Total
	€'000	€'000	€'000	€'000
Euro (Secured Senior Notes)	125,628	–	–	125,628
Euro (Other)	7,000	31,348	33,141	71,489
Sterling (Secured Senior Notes)	74,147	–	–	74,147
Sterling (Other)	74,342	5,745	–	80,087
US dollars	18,354	7,342	–	25,696
	299,471	44,435	33,141	377,047

The interest rate and currency profile of the Group's financial liabilities at 31 December 2003 was as follows:

	Fixed rate	Floating rate	Other	Total
	€'000	€'000	€'000	€'000
Euro (Secured Senior Notes)	125,628	–	–	125,628
Euro (Other)	–	18,660	42,981	61,641
Sterling	65,517	66,795	–	132,312
US dollars	27,712	–	–	27,712
	218,857	85,455	42,981	347,293

The amounts shown above take into account the effects of interest rate swaps and forward currency contracts to manage these exposures, but exclude short-term debtors and creditors.

Other borrowings relate to borrowings recognised in applying FRS 5 of €33.141 million (see Note 12 and Note 13).

Floating rate borrowings refer to bank borrowings bearing interest rates fixed in advance for periods ranging from overnight to three months by reference to inter-bank interest rates (LIBOR and EURIBOR).

Fixed rate borrowings refer to borrowings where interest rates are fixed for more than three months from the balance sheet date.

The weighted average interest rate on fixed rate borrowings and weighted average period for which the interest rate was fixed was as follows:

			31-Dec-04			31-Dec-03
	€'000 Amount	Weighted average period years	Weighted average rate %	€'000 Amount	Weighted average period years	Weighted average rate %
Euro (Secured Senior Notes)	125,628	5.3	6.78	125,628	6.3	6.78
Euro (Other)	7,000	0.3	3.43	–	–	–
Sterling (Secured Senior Notes)	74,147	9.3	7.30	–	–	–
Sterling (Other)	74,342	1.9	6.13	65,517	2.3	5.74
US dollars	18,354	1.0	3.65	27,712	1.7	4.05
	299,471	5.1	6.48	218,857	4.5	6.12

(iii) Currency exposures

The Group's UK and USA subsidiaries had the following net Euro denominated exposures on monetary assets and liabilities at 31 December 2004 that may give rise to gains or losses in the profit and loss account of those subsidiaries; UK: €9.0 million; USA: €Nil million (At 31 December 2003: UK: €18.50 million; USA: €12.20 million). The impact of the exposures on the profit and loss account of the Group is €Nil (2003: €Nil).

(iv) Borrowing facilities

The Group has borrowing facilities available to it. The undrawn committed facilities at 31 December 2004 and 31 December 2003 mature as follows:

	31-Dec 2004	31-Dec 2003
	€'000	€'000
Within one year	18,509	20,183
Between one and two years	6,901	–
Between two and five years	67,098	65,167
Beyond five years	–	–
	92,508	85,350
Cash at bank and on hand	11,706	10,207
Total available facilities	104,214	95,557

(v) Fair values of financial liabilities

The fair value of the Group's short-term and long-term financial liabilities approximates to the carrying values at 31 December 2004 and 31 December 2003 other than those set out below. Fair values have been calculated by discounting cash flows at prevailing interest rates.

	Carrying value 31-Dec 2004	Fair value 31-Dec 2004	Carrying value 31-Dec 2003	Fair value 31-Dec 2003
	€'000	€'000	€'000	€'000
Primary financial instruments held or issued to finance the Group's operations				
Secured Senior Notes	199,775	161,932	125,628	104,238
Loss on related swap	–	35,838	–	26,657
	199,775	197,770	125,628	130,895
Other fixed rate borrowings	99,696	99,477	93,229	93,229
FRS 5 borrowings	33,141	33,079	42,981	44,742

(vi) Gains and losses on hedges

In March 2000 the group issued US$125 million of Secured Senior Notes repayable on 30 March 2010 at a fixed interest rate of 8.49% per annum and in April 2004 the Group issued US$50 million of Secured Senior Notes repayable on 27 April 2014 at a fixed interest rate of 6.21% per annum. The group entered into cross-currency swap arrangements to convert these obligations under the notes to euro and sterling at fixed interest rates of 6.78% and 7.30% respectively. The gains or losses arising on these hedges at the beginning and end of the year are noted above. As both hedges and the underlying transactions are matched, there was no impact on the profit and loss account for the current year and no impact is expected over the remaining period of the hedge.

At 31 December 2003 the unrecognised gain on foreign currency contracts was €73,000 which was recognised in the current year. In addition, losses of €868,000 were recognised during the year. The unrecognised gain on foreign currency contracts entered into during the year ended 31 December 2004, which was €153,000 at the year end, is expected to be recognised in the year ended 31 December 2005.

(15) Government Grants

	31-Dec 2004	31-Dec 2003
	€'000	€'000
At start of year	3,347	3,916
Credited to profit and loss account	(118)	(117)
Currency translation adjustment	2	(212)
Capital grant released	–	(240)
At end of year	3,231	3,347

The basis by which capital grants are credited to the profit and loss account is set out in the statement of accounting policies. In certain circumstances, the Group may be required to repay grants received amounting to £2.18 million and €1.32 million (total €4.41 million). The capital grant released in the year ended 31 December 2003 related to fixed assets disposals during the year.

(16) Deferred Tax

	31-Dec 2004	31-Dec 2003
	€'000	€'000
At start of year	30,901	31,697
Charge for year (Note 5)	5,326	1,647
Currency translation adjustment	(621)	(2,443)
At end of year	35,606	30,901

Deferred taxation represents timing differences in respect of capital allowances claimed of €36.5 million (2003: €30.8 million) offset by other timing differences of €0.9 million (2003: liability €0.1 million).

(17) Share Capital

	31-Dec 2004	31-Dec 2003
	€'000	€'000
Authorised		
100,000,000 ordinary shares of 32c each (31 December 2003: 100,000,000 ordinary shares of 32c each)	32,000	32,000
Issued and fully paid		
At 1 January 2004: 62,921,429 (1 January 2003: 62,674,062 ordinary shares of 32c each)	20,135	20,056
Shares issued during the year	21	79
At 31 December 2004: 62,988,107 ordinary shares of 32c each (31 December 2003:62,921,429 *ordinary shares of 32c each)*	20,156	20,135

During 2004, 66,678 ordinary shares were issued following the exercise of options resulting in gross proceeds of €317,000, of which €296,000 was credited to the share premium account.

During 2003, 247,367 ordinary shares were issued following the exercise of options resulting in gross proceeds of €1.346 million, of which €1.267 million was credited to the share premium account.

At 31 December 2004, the Company had 1,406,650 Tier 1 share options (31 December 2003: 1,619,000 Tier 1 share options) and 1,805,000 Tier 2 share options (31 December 2003: 2,043,000 Tier 2 share options) outstanding over ordinary shares. Details of the terms under which options are exercisable are set out in Note 30 to these financial statements.

(18) Share Premium Account

	31-Dec 2004	31-Dec 2003
	€'000	€'000
At start of year	182,397	181,130
Premium on issue of shares during the year	296	1,267
At end of year	182,693	182,397

(19) Revaluation Reserve

	31-Dec 2004	31-Dec 2003
	€'000	€'000
At start of year	287,435	304,483
Arising on revaluation of fixed assets	1,734	2,462
Currency translation adjustment	(1,708)	(12,559)
Realisation of property revaluation gains arising on disposal of fixed assets	(3,740)	(6,951)
At end of year	283,721	287,435

(20) Other Reserves

	31-Dec 2004	31-Dec 2003
	€'000	€'000
Foreign currency translation reserve		
At start of year	(22,555)	2,997
Movement during year	(6,958)	(25,552)
At end of year	(29,513)	(22,555)

(21) Reconciliation of Movement in Shareholders' Funds

	31-Dec 2004	31-Dec 2003
	€'000	€'000
Total recognised gains and losses for the year	30,661	2,259
Transactions with shareholders:		
Interim dividend	(5,286)	(5,105)
Final dividend – proposed	(10,393)	(9,791)
Issue of share capital at par	21	79
Share premium on issue of share capital	296	1,267
Net increase/(decrease) in shareholders' funds	15,299	(11,291)
Opening shareholders' funds – equity	662,675	673,966
Closing shareholders' funds – equity	677,974	662,675

(22) Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	31-Dec 2004	31-Dec 2003
	€'000	€'000
Operating profit	65,814	56,027
Grant amortisation	(118)	(117)
Depreciation	19,183	16,010
Goodwill amortisation	3,024	3,086
(Increase)/decrease in stocks	(316)	139
Decrease in debtors	1,061	2,973
Decrease in creditors	(1,319)	(3,321)
Net cash inflow from operating activities	87,329	74,797

(23) Analysis of Heading Grouped in Cash Flow

	31-Dec 2004	31-Dec 2003
	€'000	€'000
Returns on investments and servicing of finance		
Interest received	612	3,289
Interest paid	(22,170)	(20,102)
	(21,558)	(16,813)
Taxation		
Corporation tax paid	(6,026)	(5,303)
	(6,026)	(5,303)
Capital expenditure and financial investment		
Net purchase of tangible fixed assets	(84,797)	(92,710)
	(84,797)	(92,710)
Acquisitions and disposals		
Disposal of fixed assets	9,504	51,077
	9,504	51,077
Financing		
Issue of shares	317	1,346
Loans received	74,147	6,257
Loans repaid	(42,067)	(23,292)
	32,397	(15,689)

(24) Reconciliation of Net Cash Flow to Movement in Net Debt

	31-Dec 2004	31-Dec 2003
	€'000	€'000
Increase in net cash in the year	1,772	(19,353)
Increase in debt	(32,080)	17,035
Changes in net debt resulting from cash flows	(30,308)	(2,318)
Currency translation adjustment	2,053	16,737
Movement in net debt in the year	(28,255)	14,419
Net debt at start of year	(337,086)	(351,505)
Net debt at end of year	(365,341)	(337,086)

(25) Analysis of net debt

2004	Cash	Overdraft	Net Cash	Debt due within one year	Debt due after one year	Total
	€'000	€'000	€'000	€'000	€'000	€'000
At start of year	10,207	(6,692)	3,515	(62,291)	(278,310)	(337,086)
Cash flow	1,499	273	1,772	31,119	(63,199)	(30,308)
Currency translation adjustment	–	–	–	16	2,037	2,053
At end of year	11,706	(6,419)	5,287	(31,156)	(339,472)	(365,341)

2003	Cash	Overdraft	Net Cash	Debt due within one year	Debt due after one year	Total
	€'000	€'000	€'000	€'000	€'000	€'000
At start of year	24,558	(1,690)	22,868	(35,079)	(339,294)	(351,505)
Cash flow	(14,351)	(5,002)	(19,353)	(29,156)	46,191	(2,318)
Currency translation adjustment	–	–	–	1,944	14,793	16,737
At end of year	10,207	(6,692)	3,515	(62,291)	(278,310)	(337,086)

(26) Commitments

	31-Dec 2004	31-Dec 2003
	€'000	€'000
(a) Capital		
At year end, the Group had capital commitments as follows:		
Authorised and contracted for	8,466	57,877
Authorised and not contracted for	27,416	20,964
	35,882	78,841

	31-Dec 2004	31-Dec 2003
	€'000	€'000
(b) Operating leases		
Lease rentals on premises due within one year on premises where the lease expires:		
– within one year	–	–
– within five years	–	–
– after five years	7,234	3,936
	7,234	3,936

(27) Subsidiary undertakings

Details of the principal subsidiary undertakings at 31 December 2004 and 31 December 2003 are as follows:

Company	Ordinary Share Holding	Business	Country of Incorporation and Operation
Belfcard Limited	100%	Hotel	Ireland
P.V. Doyle Hotels Limited	100%	Hotel	Ireland
Back Bay Investments Limited	100%	Holding	Ireland
Koyland Limited	100%	Holding	Ireland
P.V. Doyle Holdings Limited	100%	Holding	Ireland
Thornhill Incorporated	100%	Holding	Ireland
United Kingdom Hotel Investments Limited	100%	Holding	Ireland
Chamberlain Hotels Limited	100%	Hotel	England
Jurys Doyle Hotel Management (UK)Limited	100%	Hotel	England
Jurys Doyle London Hotels Limited	100%	Hotel	England
Jurys Doyle Hotel Group (UK) Limited	100%	Hotel	Scotland
Jurys Doyle US Holdings, Inc	100%	Holding	USA
Jyle B.V.	100%	Holding	The Netherlands
Jurys Doyle Hotels (Europe) S.à.	100%	Holding	Luxembourg
New subsidiary undertakings at 31 December 2004:			
Grimsay Limited	100%	Hotel	Ireland
Leeside Property Ventures Limited	100%	Hotel	Ireland

The registered office of all Irish subsidiary undertakings is 146 Pembroke Road, Ballsbridge, Dublin 4.

The registered office of all UK subsidiary undertakings incorporated in England (except for Chamberlain Hotels Limited) is 47 Welbeck Street, London W1G 8DN.

The registered office of Chamberlain Hotels Limited is 245 Broad Street, Birmingham B1 2HQ.

The registered office of Jurys Doyle Hotel Group (UK) Limited is Jurys Inn Glasgow, Jamaica Street, Glasgow G1 4QE, Scotland.

The registered office of all USA subsidiary undertakings is 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808, USA.

The registered office of Jurys Doyle Hotels (Europe) S.à. is 54, Boulevard Napoléon Ier, L-2210 Luxembourg.

The registered office of Jyle B.V. is Prof J.H. Bavincklaan 7, 1183 Amstelveen, The Netherlands.

All shareholdings are held indirectly through subsidiary undertakings other than the shares held in Thornhill Incorporated and Grimsay Limited, both of which are wholly owned subsidiaries.

As permitted by section 17 of the Companies (Amendment) Act, 1986, the Company has irrevocably guaranteed the liabilities, specified in section 5(c) of that Act, of all its Irish registered subsidiary undertakings and, consequently, these subsidiary undertakings do not file their financial statements.

(28) Pensions

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) are those required by that standard. The implementation of Financial Reporting Standard No. 17: Retirement Benefits (FRS 17) will be mandatory for the Group accounts in respect of the year ending 31 December 2005. Prior to this phased transitional disclosures are required by FRS17 and, to the extent not given in (a), are set out below in (b).

	Year Ended 31-Dec 2004	Year Ended 31-Dec 2003	8 Months Ended 31-Dec 2002
	€'000	€'000	€'000
(a) SSAP 24 disclosures			
Pension cost of defined benefit schemes	2,695	2,686	2,285
Pension cost of defined contribution schemes	120	126	106
	2,815	2,812	2,391

(i) Defined benefit schemes

The Group operates a number of defined benefit schemes. The schemes' assets are held in trustee-administered funds that are separate from the Group.

The pension costs are assessed in accordance with the advice of independent qualified actuaries using the projected unit and attained age methods. The effective dates of the last actuarial valuations are between 31 October 2003 and 6 April 2004.

The principal assumption used for the actuarial valuations was that the rate of return on investments would be 1.5%-3% per annum higher than the rate of increase in pensionable salaries.

The agreed employer contribution rates until the next actuarial reviews range from 0% to 20% of pensionable salaries.

The market value of the assets at the most recent actuarial valuation dates was €42.2 million and the actuarial value of those assets represented between 82% and 110% of the benefits that had accrued to members, after allowing for future earnings increases. Contribution rates have been adjusted where necessary to take account of any past service shortfalls.

At the most recent actuarial valuations two of the schemes had a deficiency on a discontinuance basis. For this purpose the value of liabilities was assessed as the cost of securing benefits under immediate and deferred annuity contracts with an insurance company. The deficiency on this basis amounted in total to €2.09 million. This is a conservative valuation method as annuity costs are very high in the current low interest rate environment. The schemes in question were 152% and 172% funded at their most recent valuation dates on the relevant statutory minimum funding standard. Actuarial valuations are not available for public inspection although the results of the valuations are available to scheme members.

Balance sheet amounts

At 31 December 2004 the pension accrual was €195,483 (at 31 December 2003: €185,253; at 31 December 2002: €201,049).

(ii) Defined contribution schemes

The Group also makes contributions to a number of defined contribution schemes, the assets of which are held in trustee-administered funds that are separate from the Group.

Balance sheet amounts

At 31 December 2004, at 31 December 2003 and at 31 December 2002 there was no accrual or prepayment.

(b) FRS 17 Retirement Benefits

The valuations employed for FRS 17 disclosure purposes have been based on the most recent funding valuations for each scheme (dates of which are noted above) adjusted by the independent actuaries to allow for the accrual of liabilities up to 31 December for each period and to take account of financial conditions at those dates. The valuations used for FRS 17 purposes have been completed using the projected unit method and assets for this purpose have been valued at market value.

The financial assumptions used to calculate the retirement benefit liabilities under FRS 17 were as follows:

	31-Dec 2004	31-Dec 2003	31-Dec 2002
Irish Schemes			
Discount rate	4.75%	5.50%	5.50%
Inflation rate	2.25%	2.25%	2.25%
Rate of increase of pensions in payment	0%-2.25%	0%-1.75%	0%-1.75%
Rate of increase of deferred pensions	2.00%	2.25%	2.25%
Rate of salary increases	3.75%-4.25%	3.75%-4.25%	3.75%-4.25%
UK Schemes			
Discount rate	5.25%	5.50%	5.50%
Inflation rate	2.50%	2.75%	2.25%
Rate of increase of pensions in payment	2.50%-3.00%	2.75%-3.00%	2.25%-3.00%
Rate of increase of deferred pensions	2.50%	2.75%	2.25%
Rate of salary increases	4.00%-4.50%	4.25%-4.75%	3.75%-4.25%

The long term expected rates of return at 31 December 2004, 31 December 2003 and 31 December 2002 were as follows:

	31-Dec 2004	31-Dec 2003	31-Dec 2002
Irish Schemes			
Equities	7.25%	8.0%	7.9%
Bonds	4.25%	5.0%	4.9%
Property	6.25%	6.0%	6.4%
Other	2.0%	2.0%	2.5%
UK Schemes Equities	8.0%	8.25%	7.5%
Bonds	4.5%	4.80%	4.5%
Property	7.0%	-	-
Other	2.0%	2.00%	2.5%

(i) Pension scheme assets and liabilities

The market value of the assets in the pension schemes and the value of accrued liabilities at 31 December 2004, 31 December 2003 and 31 December 2002 were as follows:

	31-Dec 2004	31-Dec 2003	31-Dec 2002
	€'000	€'000	€'000
Irish and UK Schemes			
Equities	30,978	28,128	20,080
Bonds	7,897	8,776	11,340
Property	4,231	4,107	3,481
Other	2,206	993	1,473
Total market value of pension scheme assets	45,312	42,004	36,374
Present value of pension scheme liabilities	(59,306)	(48,882)	(45,646)
Net deficit	(13,994)	(6,878)	(9,272)
Related deferred tax asset	1,749	860	1,159
Net pension liability	(12,245)	(6,018)	(8,113)

(ii) Analysis of the movement in fund deficit

	31-Dec 2004	31-Dec 2003	31-Dec 2002
	€'000	€'000	€'000
Irish and UK Schemes			
Net deficit in pension schemes at start of year/period	(6,878)	(9,272)	2,753
Movements in year:			
Current service cost	(2,654)	(2,674)	(1,555)
Contributions paid	2,695	2,686	2,285
Past service cost	(176)	(288)	(724)
Other finance income	268	(128)	419
Actuarial (loss)/gain	(7,249)	2,798	(12,450)
Net deficit in pension schemes at end of year/period	(13,994)	(6,878)	(9,272)
Related deferred tax asset	1,749	860	1,159
Net pension liability at end of year/period	(12,245)	(6,018)	(8,113)

(iii) Analysis of actuarial (losses)/gains

	Year Ended 31-Dec 2004	Year Ended 31-Dec 2003	8 Months Ended 31-Dec 2002
	€'000	€'000	€'000
Actual return less expected return on schemes' assets			
Actual return less expected return on schemes' assets			
- amount:	1,161	2,215	(7,501)
- as a percentage of schemes' assets:	2.6%	5.3%	(20.6)%
Experience gain on schemes' liabilities			
- amount:	(948)	936	235
- as a percentage of schemes' liabilities:	(1.6)%	1.9%	0.5%
Loss due to change in assumptions used to value liabilities			
- amount:	(7,462)	(353)	(5,184)
- as a percentage of schemes' liabilities:	(12.6)%	(0.7)%	(11.4)%
Total actuarial (losses)/gains			
- amount:	(7,249)	2,798	(12,450)
- as a percentage of schemes' liabilities:	(12.2)%	5.7%	(27.3)%

(iv) FRS 17 Impact in Group Profit and Loss Account and Statement of Total Recognised Gains and Losses

Had FRS 17 been reflected in the primary financial statements, the impact on the Group profit and loss account would have resulted in an increase in profit before tax of €133,000 in the year ended 31 December 2004, a reduction in profit before tax of €404,000 in the year ended 31 December 2003, and an increase in profit before tax of €425,000 in the 8 month period ended 31 December 2002 made up as follows:

	Year Ended 31-Dec 2004	Year Ended 31-Dec 2003	8 Months Ended 31-Dec 2002
	€'000	€'000	€'000
Irish and UK Schemes			
Included in payroll costs:			
Current service costs	(2,654)	(2,674)	(1,555)
Past service costs	(176)	(288)	(724)
Total operating charge	(2,830)	(2,962)	(2,279)
Included in finance costs:			
Expected return on pension schemes' assets	2,934	2,407	2,024
Interest cost on pension fund liabilities	(2,666)	(2,535)	(1,605)
Other finance income	268	(128)	419
Defined benefit pension cost under FRS 17	(2,562)	(3,090)	(1,860)
Defined benefit pension cost under SSAP 24	(2,695)	(2,686)	(2,285)
Net increase/(decrease) in Group profit and loss account	133	(404)	425

The impact in the statement of total recognised gains and losses would be:

	Group 31-Dec 2004	Group 31-Dec 2003	Group 31-Dec 2002
	€'000	€'000	€'000
Difference between expected and actual return on assets	1,161	2,215	(7,501)
Experience (losses) and gains on scheme liabilities	(948)	936	235
Effect of changes in actuarial assumptions	(7,462)	(353)	(5,184)
Net impact in statement of total recognised gains and losses	(7,249)	2,798	(12,450)

(v) Net assets

	Group 31-Dec 2004	Group 31-Dec 2003	Group 31-Dec 2002
	€'000	€'000	€'000
Net assets excluding pension liability	677,974	662,675	673,966
Net pension liability	(12,245)	(6,018)	(8,113)
Net assets including pension liability	665,729	656,657	665,853

(vi) Reserves

	Group 31-Dec 2004	Group 31-Dec 2003	Group 31-Dec 2002
	€'000	€'000	€'000
Profit and loss reserve excluding pension liability	220,917	195,263	165,300
Net pension liability	(12,245)	(6,018)	(8,113)
Profit and loss reserve including pension liability	208,672	189,245	157,187

(29) Related party transactions

The Group has availed of the exemption in Financial Reporting Standard No. 8: Related Party Disclosures (FRS 8) from disclosing transactions with subsidiary undertakings.

(30) Directors' and Company Secretary's interests

Directors' and the Company Secretary had the following interests, all of which were beneficial, except as noted below, in the ordinary shares of the Company at 31 December 2004 and 31 December 2003.

		31-Dec 2004 Ordinary Shares	31-Dec 2003 Ordinary Shares
Directors			
R. Hooper		50,779	50,779
W. Beatty		45,182	45,182
B.J. Collie		3,000	1,000
P. Fitzpatrick		–	–
Mrs. B.C. Gallagher	(i)	5,197,539	5,197,539
N. Geoghegan		10,000	10,000
D.M. Kennedy		51,040	51,040
P.G. Malone		27,813	27,813
P. MacQuillan		50,000	50,000
P.A. McCann		110,169	72,169
Mrs. E.M. Monahan	(ii)	4,778,700	5,197,541
Mrs. R.I. Nelson		1,547,230	1,547,230
T.J. Roche	(iii)	4,266,783	5,197,540
Secretary			
S. Daly		21,757	21,257

(i) Mrs. B.C. Gallagher has a beneficial interest in 3,285,064 of these shares. Persons connected with Mrs. B.C. Gallagher own the beneficial interests in the remaining 1,912,475 ordinary shares referred to above in respect of Mrs. B.C. Gallagher. Mrs. B.C. Gallagher has a non-beneficial interest in those shares.

(ii) Mrs. E.M. Monahan has a beneficial interest in 3,285,064 of these shares. Persons connected with Mrs. E.M. Monahan own the beneficial interests in the remaining 1,493,636 ordinary shares referred to above in respect of Mrs. E.M. Monahan. Mrs. E.M. Monahan has a non-beneficial interest in those shares. During the year ended 31 December 2004, Mrs. E.M. Monahan disposed of 418,841 shares in which she previously held a non-beneficial interest to the beneficial holder thereof.

(iii) Mrs. A. Roche has a beneficial interest in 1,237,399 of these shares. Mr. T.J. Roche has a beneficial interest in 237,113 of these shares. Persons connected with Mr. T.J. Roche and Mrs. A. Roche own the beneficial interests in the remaining 2,792,271 ordinary shares referred to above in respect of Mr. T.J. Roche. Mrs. A Roche has a non-beneficial interest in those shares. During the year ended 31 December 2004, Mrs. A. Roche disposed of 930,757 shares in which she previously held a non-beneficial interest to the beneficial holder thereof.

Directors' and the Company Secretary's interests in options over ordinary shares were as follows:

Directors	Tier	31-Dec 2003	Options granted	Options exercised	Options lapsed	31-Dec 2004	Market price at date of exercise €	Weighted average exercise price €	Exercisable between
N. Geoghegan	1	130,000	–	–	–	130,000	–	6.5337	1999-2013
	2	140,000	–	–	–	140,000	–	6.5117	2002-2013
P. MacQuillan	1	126,500	–	–	–	126,500	–	8.8545	2004-2013
	2	126,500	–	–	–	126,500	–	8.8545	2006-2013
P.A. McCann	1	197,000	–	(12,000)	–	185,000	10.15	7.3986	2003-2013
	2	255,000	–	(18,000)	–	237,000	10.15	6.4756	2002-2013
S. Daly	1	77,000	–	–	–	77,000	–	5.9051	1999-2013
	2	60,000	–	–	–	60,000	–	7.3417	2005-2013
Total		**1,112,000**	**–**	**(30,000)**	**–**	**1,082,000**			

Tier 1 options are only exercisable when earnings per share growth exceeds the growth in the Irish Consumer Price Index plus 2% over a period of at least three years, on a compounded basis, subsequent to the granting of the options.

Tier 2 options are only exercisable when earnings per share growth exceeds the growth in the Irish Consumer Price Index plus 10% over a period of at least five years, on a compounded basis, subsequent to the granting of the options and where at the end of five years the Company's growth in earnings per share during such period shall be such as to place it in the top 25% of companies in the Irish Stock Exchange Equity ("ISEQ") Index by reference to growth in earnings per share over the same period.

The market price of the Company's share at 31 December 2004 was €12.32 and the range during the year ended 31 December 2004 was €9.30 to €12.40.

Directors' and the Company Secretary's interests in options over ordinary shares were as follows:

Directors	Tier	31-Dec 2002	Options granted	Options exercised	Options lapsed	31-Dec 2003	Market price at date of exercise €	Weighted average exercise price €	Exercisable between
N. Geoghegan	1	110,000	20,000	–	–	130,000	–	6.5337	1999-2013
	2	120,000	20,000	–	–	140,000	–	6.5117	2002-2013
P. MacQuillan	1	106,500	20,000	–	–	126,500	–	8.8545	2004-2013
	2	106,500	20,000	–	–	126,500	–	8.8545	2006-2013
P.A. McCann	1	139,000	65,000	(7,000)	–	197,000	7.15	7.2593	2000-2013
	2	170,000	85,000	–	–	255,000	–	6.3793	2002-2013
S. Daly	1	62,250	20,000	(5,250)	–	77,000	7.15	5.9051	1999-2013
	2	40,000	20,000	–	–	60,000	–	7.3417	2005-2013
Total		**854,250**	**270,000**	**(12,250)**	**–**	**1,112,000**			

Tier 1 options are only exercisable when earnings per share growth exceeds the growth in the Irish Consumer Price Index plus 2% over a period of at least three years, on a compounded basis, subsequent to the granting of the options.

Tier 2 options are only exercisable when earnings per share growth exceeds the growth in the Irish Consumer Price Index plus 10% over a period of at least five years, on a compounded basis, subsequent to the granting of the options and where at the end of five years the Company's growth in earnings per share during such period shall be such as to place it in the top 25% of companies in the Irish Stock Exchange Equity ("ISEQ") Index by reference to growth in earnings per share over the same period.

The market price of the Company's share at 31 December 2003 was €9.70 and the range during the year ended 31 December 2003 was €6.45 to €10.43.

The remuneration of executive and non-executive directors in accordance with the Revised Combined Code and Stock Exchange Listing Rules is set out below.

Remuneration for year ended 31 December 2004

	Basic salary €'000	Performance related bonus €'000	Pension €'000	Other benefits €'000	Fees €'000	Total €'000	Average No of Directors
Executive Directors							
P.A. McCann	400	194	167	25	–	786	
N. Geoghegan	240	108	65	14	–	427	
P. MacQuillan	255	124	69	19	–	467	
	895	**426**	**301**	**58**	**–**	**1,680**	**3**
Non-Executive Directors							
R. Hooper	–	–	–	–	100	100	
W. Beatty*	–	–	–	–	45	45	
B.J. Collie	–	–	–	–	45	45	
P. Fitzpatrick**	–	–	–	–	37	37	
Mrs B.C. Gallagher	–	–	–	–	45	45	
D.M. Kennedy	–	–	11	–	55	66	
P.G. Malone	–	–	–	–	45	45	
Mrs E.M. Monahan	–	–	–	–	45	45	
Mrs R.I. Nelson	–	–	11	–	45	56	
T.J. Roche	–	–	–	–	45	45	
	–	**–**	**22**	**–**	**507**	**529**	**9.81**
Total for year ended 31 December 2004	**895**	**426**	**323**	**58**	**507**	**2,209**	**12.81**

* Mr W. Beatty was co-opted to the Board of Directors on 1 January 2004.

** Mr P. Fitzpatrick was co-opted to the Board of Directors on 9 March 2004.

Remuneration for year ended 31 December 2003

	Basic salary €'000	Performance related bonus €'000	Pension €'000	Other benefits €'000	Fees €'000	Total €'000	Average No of Directors
Executive Directors							
P.A. McCann	318	70	131	25	–	544	
N. Geoghegan	208	50	36	14	–	308	
P. MacQuillan	223	55	38	14	–	330	
	749	**175**	**205**	**53**	**–**	**1,182**	**3**
Non-Executive Directors							
R. Hooper	–	–	–	–	80	80	
W. Beatty(Snr)**	–	–	–	–	37	37	
B.J. Collie*	–	–	–	–	22	22	
Mrs B.C. Gallagher	–	–	–	–	36	36	
D.M. Kennedy	–	–	8	–	36	44	
P.G. Malone	–	–	–	–	36	36	
Mrs E.M. Monahan	–	–	–	–	36	36	
Mrs R.I. Nelson	–	–	8	–	36	44	
T.J. Roche	–	–	–	–	36	36	
	–	**–**	**16**	**–**	**355**	**371**	**8.67**
Total for year ended 31 December 2003	**749**	**175**	**221**	**53**	**355**	**1,553**	**11.67**

** Mr W.Beatty(Snr) retired from the Board of Directors on 31 December 2003.

* Mr B.J.Collie was co-opted to the Board of Directors on 6 May 2003.

Pension benefits

Pension benefits earned by directors who are members of a defined benefit pension scheme were as follows:

	Increase *(excluding inflation)* in accrued pension during the year	Total accrued benefit at year end	*Transfer value of increase in accrued benefit*
	€'000	€'000	€'000
Year ended 31 December 2004			
N. Geoghegan	11	46	58
D.M. Kennedy	1	9	8
P. MacQuillan	7	19	35
P.A. McCann	49	191	562
Mrs. R.I. Nelson	1	20	14
Year ended 31 December 2003			
N. Geoghegan	5	34	14
D.M. Kennedy	1	8	6
P. MacQuillan	7	12	30
P.A. McCann	17	140	164
Mrs. R.I. Nelson	1	19	10

Section B

Unaudited Interim Results of Jurys Doyle Hotel Group plc for the Six Months Ended 30 June 2005

Set out below is the full text of the unaudited consolidated interim results of Jurys Doyle for the six months ended 30 June 2005 that were published on 6 September 2005:

"


JURYS DOYLE
HOTEL GROUP plc

Announcement of Interim Results for the six months ended 30 June 2005

Highlights

	Unaudited 6 months ended 30 June 2005	Unaudited 6 months ended 30 June 2004 Restated	Change %
	€'000	€'000	
Turnover	150,887	134,985	+11.8%
Profit from operations			
before non-recurring items	35,884	32,913	+9.0%
Non-recurring items	(8,354)	1,698	
Profit from operations			
as reported	27,530	34,611	−20.5%
Profit before taxation			
before non-recurring items	23,679	21,968	+7.8%
Total equity (net assets)	708,864	603,409	+17.5%
Earnings per share – basic	18.3c	31.7c	−42.3%
Adjusted diluted earnings per share	29.9c	28.8c	+3.8%
before non-recurring items	8.82c	8.40c	+5.0%
Dividend per share			

The directors of Jurys Doyle are pleased to report a satisfactory performance for the Group for the six month period to 30 June 2005.

This is the first accounting period in which the financial statements have been prepared under International Financial Reporting Standards (IFRS). As such, there are some significant changes in respect of how certain assets, liabilities, expense items and income items are measured and presented. The review, which follows, will address these changes insofar as they impact on the results for the period.

Turnover for the period amounted to €150.9 million – an increase of 11.8% over the corresponding six months of 2004. Gross profit increased by 7.4% to €51.4 million and profit from operations amounted to €27.5 million. Net financing costs amounted to €12.2 million and profit before tax amounted to €15.3 million.

Included in the reported profit from operations of €27.5 million are a number of adverse non-recurring items amounting in total to €8.354 million net. An analysis of these, together with commentary, is set out below.

Profit from operations

	2005		2004	
	€'000	€'000	€'000	€'000
As reported		27,530		34,611
Other operating income:				
– profit on asset disposals	(68)		(193)	
Administrative expenses:				
– other charges/(income)	1,580		(1,505)	
Depreciation and impairment:				
– impairment of fixed assets	3,439		–	
Rationalisation costs	3,403		–	
Total non-recurring items		8,354		(1,698)
Profit from operations before non-recurring items		35,884		32,913
Underlying growth in profit from operations		+9.0%		

During the period, the Group disposed of an investment property in Limerick for €292,500 in cash and which resulted in a small profit on disposal of €68,000. (In 2004, the Group disposed of Jurys Limerick Hotel which realised a profit of €193,000).

Included in "administrative expenses" for the period are charges of €1.580 million in respect of certain consultancy, advisory and legal costs which are non-recurring in nature. (In 2004, profit from operations included refunds of rent amounting to €1.505 million).

The Group undertook a full revaluation of its hotel property portfolio at 30 June 2005. The previous revaluation was completed at 30 April 2002. The outcome of this latest revaluation highlights the excellent location of the majority of our properties and resulted in a surplus on revaluation of €128.23 million which is equivalent to €2.03 per share. This surplus on revaluation was transferred to the revaluation reserve in the consolidated balance sheet.

However, one of our properties, the 3-star Jurys Glasgow Hotel registered a decline in value of €3.439 million. In accordance with accounting standards we are obliged to report this reduction in value through the consolidated income statement and this is included in the charge for "depreciation and impairment" for the period under review.

In June, the Group disposed of Jurys Cork Hotel for €14 million in cash which equated with the carrying value of the property net of disposal costs. Prior to this, we closed the hotel ahead of the planned redevelopment of a new 4-star Jurys Cork Hotel which is planned to open in late 2006 and which will be financed through an operating lease. The total costs of rationalisation, including redundancies, amounted to €3.403 million.

Adjusting for these non-recurring items, totalling €8.354 million for the period, the underlying profit from operations amounted to just under €35.9 million – an increase of 9.0% over the comparable profit of €32.9 million for the prior year period.

Financing costs increased from just over €10.9 million to €12.2 million reflecting increased finance costs on debt associated with the opening of four new hotels in 2004.

Income tax expense amounted to €3.785 million. The underlying tax rate for the period (adjusting for the tax treatment of certain non-recurring items) was 18.6% (2004: 16.1%).

Basic earnings per share amounted to 18.3 cent and adjusted diluted earnings per share amounted to 29.9 cent – an increase of just under 4% on the comparable number for the six months ended 30 June 2004.

Total equity (net assets) at 30 June 2005 amounted to €708.9 million – up 17.5% on the amount of total equity of €603.4 million at 30 June 2004 (as restated). The growth of €105.5 million was largely attributable to the property revaluation surplus of €128.23 million (less associated deferred tax provisions) at 30 June 2005. Net asset value per share at 30 June 2005 amounted to €11.25.

Interim Dividend:

The directors have declared an interim dividend of 8.82 cent per share for the six months ended 30 June 2005. This is an increase of 5% on the interim dividend of 8.40 cent per share for 2004. Dividend warrants will be posted on 13 October 2005 to holders of ordinary shares at the close of business on the record date of 16 September 2005.

Transition to International Financial Reporting Standards (IFRS)

From 1 January 2005 all listed companies are now required to report their results in accordance with the recognition and measurement principles of all International Financial Reporting Standards (IFRS). The directors wish to report that the Group has successfully completed this transition to IFRS, and the results as set out in this report have been prepared in accordance with IFRS together with restated comparative periods. The detail of the numerous adjustments required is set out in this report. The process of transition has required a number of changes in the Group's accounting policies and for this reason we have also taken the opportunity to restate all of the Group's accounting policies.

The most significant changes impacting on the results and financial position of the Group as a result of the implementation of IFRS have been:

- The cessation of goodwill amortisation in the consolidated income statement;
- The inclusion of a charge in respect of outstanding share options issued after 7 November 2002 in the consolidated income statement;
- The inclusion of gains and losses arising on the revaluation of investment properties in the consolidated income statement;
- The recognition in the consolidated balance sheet of employee benefit (pension) liabilities together with associated pension fund assets;
- The recognition in the consolidated balance sheet of deferred tax liabilities in relation to unrealised gains arising on the revaluation of hotel properties; and
- The recognition in the consolidated balance sheet of deferred tax liabilities on the unremitted earnings of overseas subsidiaries.

Impact on Consolidated Income Statement:

The major impact on the results for the period arising from the transition to IFRS is the cessation of goodwill amortisation and this improved the reported profit for the period by €1.512 million.

The impact of the inclusion of a charge in respect of outstanding share options and employee benefits was not material.

Impact on Consolidated Balance Sheet:

The major impact on the financial position of the Group at 30 June 2005 arising from the transition to IFRS is the recognition in the balance sheet of deferred tax liabilities in relation to unrealised gains arising on the revaluation of hotel properties amounting to €122.8 million. Under IFRS we are required to provide for the potential capital gains tax that may become payable if the hotels were sold at their last revalued amount.

The impact of recognising employee benefit (pension) liabilities amounted to €12.2 million (net of tax).

A detailed explanation of all the adjustments required under the transition to IFRS is set out in the attached Appendix.

Trading Review:

The outcome for the six months ended 30 June 2005 was achieved against the background of good business conditions in London and Washington DC together with another strong performance from our Jurys Inns division in Ireland and the UK where the combined trading profits advanced by 21%. The performance for the first six months of 2005 would have been better but for the business environment for our Dublin hotels where the Group's performance continued to disappoint though improved from the first quarter.

Jurys Inns: UK

Our portfolio of twelve Jurys Inns in the UK delivered a combined 25% growth in trading profit (in sterling) for the first half of 2005. Included in the 2005 results are first time contributions from the two most recent Jurys Inns openings in Heathrow (November 2004) and Southampton (May 2005). Jurys Inn Heathrow, though continually improving, has not reached the level of revenues we expected whereas the early days of Southampton have exceeded our expectations. In addition, the two new Jurys Inns in Leeds and Chelsea, which opened in 2004, produced very satisfactory results for the first half of 2005. On a like-for-like basis, comparing the performance of Jurys Inns which were open for the entire first six months of 2005 with 2004, our trading profits (in sterling) in 2005 are up 11%.

Jurys Hotels: UK

The combined group of six Jurys hotels in the UK increased trading profit (in sterling) by 6% in the first half of the year. Our three Jurys Hotels in London performed well with combined trading profits up 14% on the corresponding six months in 2004. The strong recovery in the London market, established in 2004, continued into 2005 where we experienced growth of 6% in revpar (revenue per available room) in the first half of 2005. The overall result for our UK hotels was impacted by the performance of Jurys Glasgow Hotel and to a lesser extent by Jurys Cardiff Hotel – both of which reported lower trading profits in 2005 than in the corresponding period in 2004. We previously announced our intention to dispose of the 3-star Jurys Glasgow Hotel as it does not fit with our strategic plans.

Jurys Hotels: Ireland

The performance of our Jurys Hotel division in Ireland in 2005 is not readily comparable with the corresponding six months ended 30 June 2004. We disposed of our Jurys Limerick Hotel in early 2004 and, in February 2005, we closed Jurys Cork Hotel ahead of the planned redevelopment of a new 4-star hotel. In Dublin, our two 5-star hotels (The Berkeley Court and The Westbury) each reported small growth in trading profits against a background of a small reduction in revpar. However, the performance of our other major hotels – The Burlington, Jurys Ballsbridge and The Towers – was disappointing. This reflected the ongoing oversupply of hotel product in the Dublin market and this resulted in trading profits being well down on the comparable six months of 2004.

In 2004, we initiated a strategic review of our business in The Burlington, Jurys Ballsbridge (incorporating The Towers) and The Berkeley Court hotels in terms of operating structures, site efficiency and financial returns. We have concluded our review and this is covered in greater detail in the "Developments since 30 June 2005" section below.

Jurys Inns: Ireland

Our Jurys Inns division in Ireland reported 18% growth in trading profits for the first half of 2005. This profit outcome was helped by the first time contribution, albeit not quite at the level we were expecting, from our new Jurys Inn Parnell Street in Dublin, which opened in August 2004. We now have three strategically placed Jurys Inns in Dublin and, although we experienced some pressure due to market conditions, our combined profit growth for the Dublin based Jurys Inns was a respectable 25%. In addition, there was a noteworthy strong performance from our Jurys Inn Limerick which reported strong trading profit growth.

Jurys Hotels: USA

Following the very satisfactory performance in 2004 our Washington DC hotels produced another good performance in the first half of 2005. Revpar grew by 14% primarily as a result of improved average room rate and this was the main driver behind the growth of 17% in combined trading profit.

The recent trading performance of our new Jurys Boston Hotel (which only opened in July 2004) is encouraging following a slower than expected build-up of business in the earlier months of 2005. Nevertheless, the first time trading profits from this new hotel contributed to a total growth of 42% in our US hotels' trading profits (in US dollars) in 2005 as compared to the first half of 2004.

Developments in First Half of 2005:

The first six months of 2005 have been another active period for the Group as it continues the execution of the business strategy of expansion and of reshaping the profile of our hotel properties.

In March 2005, we announced plans for the opening of three new Jurys Inns in the UK in Milton Keynes, Brighton and Liverpool. Combined, this will result in over 800 new Jurys Inns bedrooms with expected opening dates between summer 2006 and winter 2006/07. Construction has commenced on Milton Keynes and we are progressing the formal planning processes in respect of Brighton and Liverpool.

Jurys Inn Southampton opened for business on 12 May 2005. This 270 bedroom hotel has got off to a good start and its trading performance since opening has been ahead of expectations.

Planning permission was obtained for the construction of a new 4-star Jurys Hotel in Cork which will replace the former Jurys Cork Hotel. Construction has now commenced on the new 182 bedroom Jurys Cork Hotel which will include extensive meeting room facilities, underground car-parking and a leisure centre incorporating swimming pool facilities. The re-development is expected to be completed in late 2006 and the Group will operate the new hotel under a 35-year operating lease.

Developments since 30 June 2005:

Strategic Reviews:

Having concluded our strategic review of the operations and business potential for The Burlington Hotel, Dublin earlier in 2005 we are continuing with the process of consultation with employees aimed at improving productivity. Once concluded satisfactorily, we will be in a position to quantify the rationalisation costs ahead of our planned reinvestment programme for renovation and reconstruction. We expect to complete our consultation with employees shortly.

In June 2005, the Board of Jurys Doyle announced that following a review of its strategic options in relation to Jurys Ballsbridge Hotel, The Towers and The Berkeley Court Hotel in Dublin, it had decided to undertake a public tender sales process in relation to circa 4.84 acres which encompasses Jurys Ballsbridge Hotel, The Towers and The Berkeley Court Apartments.

On 27 July the Group entered into an agreement to exit the Ballsbridge Site. The consideration, after the assumption of liabilities, amounts to €260 million, payable in cash by Padholme, a company controlled by Sean Dunne. This transaction is subject, inter alia, to the approval of Jurys Doyle shareholders.

Completion is expected to occur on 11 October 2005. The net proceeds, after deduction of costs of approximately €2.5 million will be approximately €257.5 million. Following the revaluation of the hotel properties at 30 June 2005, on existing use basis, the net book value of the site as at 30 June 2005 was €105.6 million. The book profit (before taxation and fair value adjustments) on the disposal amounts to approximately €152 million and if the transaction is approved by the shareholders, this will be included in the consolidated income statement for the year ended 31 December 2005. In addition, an amount of €49.3 million will be transferred from the revaluation reserve to the profit and loss account reserve to reflect the realisation of property revaluation gains up to 30 June 2005.

It is expected that Jurys Doyle will continue trading in Jurys Ballsbridge Hotel and The Towers until late 2007.

Following the completion of the proposed Ballsbridge Site transaction and the probability of additional asset realisations in the near future, the Board recognises that, based on the Group's current development plan, the Group's balance sheet will be significantly under-geared. In the absence of other developments, the Board envisages that, prior to the end of the financial year, it will put proposals to shareholders to address the situation. Subject to the necessary approvals, the proposals may involve a significant cash distribution to shareholders.

An Extraordinary General Meeting of the Company will be held on 27 September 2005 to approve the transaction. A circular containing the notice of the Extraordinary General Meeting together with details of the proposed Ballsbridge Site transaction is being posted to Jurys Doyle shareholders in early September.

On 31 August 2005, the Board of Jurys Doyle announced that it was now actively pursuing a disposal of The Berkeley Court Hotel site and a disposal of Jurys Montrose Hotel.

New Openings:

We will open our new 4-star Jurys Croke Park Hotel in Dublin on 8 September 2005. We are confident that this new 232 bedroom hotel will be a welcome addition to the north Dublin city hotel market where we are not presently represented. The hotel will be financed though an operating lease.

The new 264 bedroom Jurys Inn Nottingham will open on 16 September 2005. This is our 19th Jurys Inn and brings the Jurys Inns count to over 4,500 bedrooms across Ireland and the UK. This new Jurys Inn will be operated under an operating lease reflecting the Group's strategy of expansion through a mixture of leasing and full ownership.

On 6 September 2005, the Board of Jurys Doyle Hotel Group announced that planning approval had been received from Plymouth City Council for the development of a new 229 bedroom Jurys Inn. Scheduled to open in spring 2007, the hotel will include approximately 10,000 square feet of dedicated meeting rooms. Located in the city centre, the new Jurys Inn will be a short walk from the new Drake Circus Shopping Centre and the Barbican Maritime Village.

Offer Period:

On 9 May 2005, the Board announced that it had received an approach which may or may not lead to an offer for the Company. Following this announcement the Company was deemed to be in an offer period pursuant to the Irish Takeover Rules.

On 29 July 2005, the Board announced that it had received from Precinct Investments Limited a possible offer proposal of €17.50 per Jurys Doyle Share subject to valid acceptances being received for not less than 50.1 per cent. of Jurys Doyle shares. The Board announced that it had determined by a majority decision, that this proposal was at a level that it would be prepared to recommend for acceptance to shareholders, if following due diligence a firm offer without pre-conditions was made at that level.

Precinct Investments Limited is a private company, incorporated and registered in Ireland. Its directors are Bryan Cullen, John Joseph Murphy and David Coleman. Precinct Investments Limited confirmed to the Board that Simon and David Reuben, acting through their investment vehicle Aldersgate Investments Limited would participate in the equity funding of the offer, if made, whilst the bank debt financing would be arranged by Anglo Irish Bank Corporation plc.

On 16 August 2005, an announcement issued on behalf of Quinlan Private, in response to press speculation about Quinlan Private and Jurys Doyle, stated that Quinlan Private was currently reviewing the possibility of an approach to Jurys Doyle but confirmed that Quinlan Private had not approached Jurys Doyle nor held discussions with Jurys Doyle with a view to making an offer for the issued share capital of the Company.

On 17 August 2005, an announcement was issued on behalf of Patrick Kelly and Choice Hotels Ireland, Prem Group and Heuston Hospitality, in response to a request by the Irish Takeover Panel to clarify their intentions regarding Jurys Doyle as a result of comments in the media suggesting their interest in making an offer for Jurys Doyle. The announcement confirmed that Patrick Kelly and Choice Hotels Ireland, Prem Group and Heuston Hospitality had not made an approach to Jurys Doyle or its advisers with a view to making an offer for Jurys Doyle. The announcement also stated that Patrick Kelly and Choice Hotels Ireland, Prem Group and Heuston Hospitality do have a potential interest in participating in an offer and that Patrick Kelly and Choice Hotels Ireland, Prem Group and Heuston Hospitality intended to keep their position under review.

On 25 August 2005, the Board announced that it had withdrawn its support of the proposal from Precinct Investments Limited because Precinct Investments Limited had informed the Board that its proposed bank funding support for the proposal had been withdrawn and because the Board had not been satisfied on the availability of alternative funding facilities.

On 31 August 2005, Precinct Investments Limited announced that with the backing of Aldersgate Investments Limited they had sought alternative sources of financing in relation to a possible offer for Jurys Doyle. The announcement by Precinct Investments Limited stated that whilst the directors of Precinct Investments Limited were satisfied that alternative sources of finance were available to Simon and David Reuben, that having noted recent trading in Jurys Doyle shares and the prices at which such trades had been executed and following extensive deliberations, the directors of Precinct Investments Limited had communicated to Aldersgate Investments Limited that they were no longer interested in participating in an offer for Jurys Doyle.

On 2 September 2005, Aldersgate Investments Limited issued an announcement which stated that Aldersgate Investments Limited was considering its options including the possibility of making its own offer for Jurys Doyle and that the consent of the Irish Takeover Panel will be required for Aldersgate Investments Limited to make an offer.

On 2 September 2005, an announcement issued by Sean Dunne and DTC Construction Services Limited, in response to a direction by the Irish Takeover Panel to clarify their position and intentions with regards to Jurys Doyle, confirmed, inter alia, that Sean Dunne and DTC Construction Services Limited had not made an approach to, nor held discussions with, Jurys Doyle or its advisers with a view to making an offer for Jurys Doyle. The announcement stated that Sean Dunne and DTC Construction Services Limited were currently reviewing all of their options in relation to Jurys Doyle which may include the possibility of an approach to or an offer for Jurys Doyle and that they intended to keep their position under review.

As at 6 September 2005, being the latest practicable date prior to the publication of the interim results statement the Board has not received any approaches to acquire the Company other than the proposals received from Precinct Investments Limited on or before 29 July 2005. The Company remains in an offer period.

Trading Update:

Trading in the combined Jurys Hotels division in the UK and the United States and across the combined Jurys Inns division in Ireland and the UK continues to be satisfactory.

However, the trading performance across our 4-star Dublin hotel portfolio continues to be below our expectations. We have previously stated that the Group required an escalation in the business build-up in some of our recent hotel openings. While we have been experiencing some improvements in business build-up at these hotels they are not yet performing at expected levels.

We are reassured by the good performance of our latest Jurys Inn, which opened in Southampton in May 2005. The recent events in London are having some, but not a material, impact on the Group's operations in London.

Against this backdrop, we continue to aim to deliver further underlying growth in turnover and profit in 2005.

Copies of this interim statement will be posted to shareholders on 8 September 2005 and will be available at the Group's registered office and on our website: *www.jurysdoyle.com*

Richard Hooper
Chairman

6 September 2005

Registered Office:

146 Pembroke Road,
Ballsbridge,
Dublin 4.

Statement of Accounting Policies

Introduction

Up to and including the 31 December 2004, Jurys Doyle Hotel Group plc ("the Group") prepared its consolidated financial statements in accordance with Irish GAAP (Generally Accepted Accounting Principles).

As part of the European Commission's plan to develop a single European capital market, all publicly quoted European companies in the EU are required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Commission in respect of accounting periods commencing on or after 1 January 2005. The financial information presented in this interim statement has been prepared in accordance with IFRS and Interpretations issued by the International Accounting Standards Board (IASB) and with International Accounting Standards (IAS) and Standing Interpretations Committee interpretations endorsed by the predecessor International Accounting Standards Committee that have been subsequently authorised by the IASB and remain in effect.

Qualifications to be taken into Account

The majority of the International Accounting Standards (IASs)/International Financial Reporting Standards (IFRSs) have been endorsed by the European Commission. However, a number of IASs/IFRSs remain to be endorsed at the date of publication of this announcement, and failure to endorse these outstanding standards in time for 2005 financial reporting could lead to changes in the basis of accounting or in the basis of presentation of certain financial information from that adopted for the purposes of these interim statements.

Furthermore, the restated 2004 financial information attached to this interim statement is subject to the issuance by the IASB of additional interpretations prior to the end of 2005 which may have retrospective impact and thus require to be applied in the 2005 financial statements and the related 2004 comparatives. As a result, it is possible that further changes may be required to the 2004 financial information attached to this interim statement prior to its inclusion as comparative information in the published 2005 year-end consolidated financial statements.

The European Commission has yet to endorse the Amendment to International Accounting Standards No.19: Employee Benefits (IAS 19) enabling the recognition of actuarial gains and losses in the Statement of Recognised Income and Expense in the same manner as Financial Reporting Standards No.17: Retirement Benefits (FRS 17) under Irish GAAP. As discussed below in greater details, Jurys Doyle has elected to adopt this Amendment in relation to accounting for actuarial gains and losses arising on the Group's defined benefit pension schemes.

First Time Adoption

This is the first time that the Group has presented financial information under IFRS. The impact of the introduction of IFRS on the financial information presented in respect of the period ended 30 June 2004 and the year ended 31 December 2004 have been set out in the attached Appendix. In accordance with International Financial Reporting Standard No.1: First Time Adoption of International Financial Reporting Standards (IFRS 1), which establishes the framework for transition to IFRS by a first time adopter such as Jurys Doyle Hotel Group plc, the Group has elected to avail of a number of specified exemptions from the general principle of retrospective restatement as follows:

- Business combinations undertaken prior to the transition date of 1 January 2004 have not been subject to a restatement. Accordingly, goodwill as at the transition date is carried forward at its net book value and, together with goodwill arising on business combinations subsequent to the transition date, is subject to annual impairment testing in accordance with International Financial Accounting Standard No.36: Impairment of Assets (IAS 36). As required under IFRS 1, goodwill was assessed for impairment as at the transition date and no impairment resulted from this exercise.
- IFRS requires that on disposal of a foreign operation, the cumulative amount of currency translation differences previously recognised directly in reserves for that operation be transferred to the income statement as part of the profit or loss on disposal. Jurys Doyle Hotel Group plc has deemed the cumulative currency translation differences applicable to foreign operations to be zero as at the transition date. The cumulative currency translation differences arising after the transition date

(i.e. during 2004) have been classified in "other reserves" in the Balance Sheet with no net impact on capital and reserves attributable to the Company's equity holders.

- In accordance with the exemption allowed on transition to IFRS, the fair value calculations in respect of share based payments under International Financial Reporting Standard No.2: Share Based Payment (IFRS 2), have only been applied in respect of share options granted after 7 November 2002.

As a result of the exemptions described above, financial results and summarised historical financial information previously published for the Group for periods prior to 2004 will not be restated under IFRS.

Basis of Preparation

The financial statements are presented in euro, rounded to the nearest thousand (euro'000) except when otherwise indicated. The financial statements are prepared on a historical cost basis except for the revaluation of certain properties, the fair value of derivative financial instruments and the measurement at fair value of share options. The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Jurys Doyle Hotel Group plc and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which effective control is transferred out of the Group. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities. Financial statements of subsidiaries are prepared for the same reporting year as the Company.

The Group has continued to prepare the statutory financial statements of Group companies under Irish GAAP but adjustments have been made to the results and financial position of such companies to bring their accounting policies into line with those of the Group.

All inter-company balances and transactions, including unrealised profits arising from inter-group transactions, have been eliminated in full. Unrealised losses are eliminated in the same manner as unrealised gains except to the extent that there is evidence of impairment.

Turnover and Revenue Recognition

Revenue comprises the invoiced value of goods and services supplied by the Group and excludes inter-company sales, trade discounts and value added tax. Services are invoiced when performed and goods are invoiced when supplied.

Employee Benefits

(a) Pensions and Other Post-employment Benefits

Obligations to the defined contribution pension plans are recognised as an expense in the income statement as incurred.

The Group operates a number of defined benefit pension schemes which require contributions to be made to separately administered funds. The Group's net obligation or asset in respect of defined benefit pension schemes is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value and the fair value of any plan asset is deducted. The discount rate employed in determining the present value of the schemes' liabilities is determined by reference to market yields at the balance sheet date on high quality corporate bonds for a term consistent with the currency and term of the associated post-employment benefit obligations.

The net surplus or deficit arising in the Group's defined benefit pension schemes are shown within either non-current assets or liabilities on the face of the Consolidated Balance Sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities as appropriate. The Group has elected to avail of the Amendment to IAS 19, to recognise post-transition date actuarial gains and losses immediately in the statement of recognised income and expense even though this treatment has not yet been endorsed by the European Commission.

Any increase in the present value of the defined benefit obligations arising from employee service during the period is charged to operating profit. The expected return on the plans' assets and the expected increase during the period in the present value of the plans' liabilities arising from the unwinding of the discount are included in net finance costs.

When the benefits of a defined benefit plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement over the remaining average working lives of the employees concerned. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement in operating profit.

In accordance with the exemption granted under IFRS 1, IAS 19 has not been applied retrospectively in preparing the Group's transition balance sheet to IFRS. All cumulative actuarial gains and losses as at the transition date (1 January 2004) have therefore been recognised in retained earnings at that date.

(b) Share-based Payment

For equity-settled share-based payment transactions (i.e. the issuance of share options), the Group measures the services received and the corresponding increase in equity at fair value at the measurement date (which is the grant date) using a recognised valuation methodology for the pricing of financial instruments (i.e. the Binomial Model). Given the share options granted do not vest until the completion of a specified period of service and are subject to the realisation of performance conditions, the fair value is determined on the basis that the services to be rendered by employees as consideration of the granting of shares options will be received over the vesting period, which is assessed as at the grant date.

The share options issued by the Company are not subject to market-based vesting conditions as defined in the IFRS. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of transaction amount so that, ultimately, the amount recognised equates to the number of equity instruments that actually vest. The expense in the income statement in relation to share options represents the product of the total number of options anticipated to vest and the fair value of these options. This amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance conditions underlying the Group's share options are non-market in nature, the cumulative charge to the income statement is reversed only where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting.

In line with the transitional provisions applicable to a first-time adopter of International Financial Reporting Standards, as contained in IFRS 2, the Group has elected to implement the measurement requirements of the IFRS in respect of share options that were granted after 7 November 2002 that had not vested as at the effective date of the standard (1 January 2005). In accordance with the standard, the disclosure requirements of IFRS 2 have been applied in relation to all outstanding share-based payments regardless of their grant date.

The fair value of options granted is recognised as an employee expense with a corresponding increase in employee liabilities until the options are exercised.

(c) Executive Retention Cash Award Plan (ERCAP)

The Group has an ERCAP scheme in place in order to provide selected employees with share appreciation rights (SARs). The fair value of the amount payable to the employee is recognised as an expense with a corresponding increase in liabilities. The fair value initially is measured at grant date and spread over the period during which the employees become unconditionally entitled to payment. The fair value of the SARs is measured based on the Binomial formula, taking into account the terms and conditions upon which the instruments were granted. The liability is remeasured at each balance sheet date and at settlement date. Any changes in the fair value of the liability are recognised in profit or loss as a finance cost.

Net Financing Costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

Leases

Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Tax

The tax expense in the income statement represents the sum of the tax currently payable and deferred tax.

Tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or deductible. The Group's liability for current tax is calculated using rates that have been enacted or substantially enacted at the balance sheet date.

Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Deferred income tax is provided, using the liability method, on all differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes except those arising from non deductible goodwill or on initial recognition of an asset or liability which affects neither accounting nor taxable profit. Deferred income tax assets and liabilities are not subject to discounting and are measured at the tax rates that are expected to apply in the year when the asset is expected to be realised or the liability to be settled.

Deferred income tax assets are recognised for all deductible differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit would be available to allow all or part of the deferred income tax asset to be utilised.

Deferred tax has been provided on the unremitted earnings of overseas subsidies to the extent that any tax would become payable if those earnings were remitted back to Ireland.

Dividends

Interim dividends on ordinary shares are recognised as a liability in the Group's financial statements in the period in which they are approved by the Board. Final dividends on ordinary shares are recognised as a liability in the Group's financial statements in the period in which they are approved by shareholders.

Earnings per ordinary share

Basic earnings per share is computed by dividing the profit for the financial period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue that ranked for dividend during the financial period.

Diluted earnings per share is computed by dividing the profit for the financial period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue after adjusting for the effects of all potential dilutive ordinary shares that were outstanding during the financial period.

Foreign Currency Translation

The presentation currency of the Group and the functional currency of its Irish subsidiaries is the euro (€). Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the functional currency at the rate of exchange at the balance sheet date. All translation differences are taken to the consolidated income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity together with the exchange difference on the net investment in the foreign entity until the disposal of the net investment, at which time they are recognised in the consolidated income statement.

Results and cash flows of non-euro subsidiary undertakings are translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary undertakings at average rates, and on the restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. They are released into the income statement upon disposal. All other translation differences are taken to the income statement.

Property, Plant and Equipment

(a) Hotel properties and other assets

The Group's hotel properties, excluding hotel properties under construction, are valued on an open market value basis by professional valuers at least every five years with an interim valuation at least every three years.

In the intervening years, the directors review the carrying amounts of the Group's property, plant and equipment at each balance sheet date to determine whether there is any indication of impairment and to ensure that the carrying value does not differ materially from what would be determined using fair value at the balance sheet date. The Group estimates the recoverable amount of its hotel properties based on their net selling price and value in use. In assessing fair value the Group uses a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the property. An impairment loss is recognised whenever the carrying amount of an asset or its cash generation unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset is recorded at a revalued amount in which case it is firstly dealt with through the revaluation reserve with any residual amount being transferred to the income statement.

Subsequent costs are included in an asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Other fixed assets are stated at cost or revalued amount less accumulated depreciation. The useful lives are reassessed annually.

(b) Depreciation of Property, Plant and Equipment

Depreciation is calculated to write off the original cost or valuation of property, plant and equipment less their estimated residual value over their expected useful lives on a straight line basis.

The estimated useful lives applied in determining the charge to depreciation are as follows:

Land	**Nil**
Buildings: Core	50 to 125 years
Buildings: Non-core	30 years
Plant	20 years
Fixtures, fittings and equipment	5 to 10 years

The useful lives and residual values are reassessed annually.

(c) Capitalisation of interest

Interest attributable to progress payments made on construction is capitalised and included in the cost of buildings. Capitalisation of interest ceases when substantially all the activities that are necessary to bring the asset into use are complete.

Long Leasehold Land

Long leasehold land is stated at valuation.

Long leasehold land is valued on an open market value basis by professional valuers at least every five years with an interim valuation at least every three years. In the intervening years, the directors review the carrying value of the long leasehold land to ensure that the carrying value does not differ materially from what would be deemed to be fair value at the balance sheet date.

Investment Properties

Investment properties are, in accordance with International Accounting Standard No 40: Investment Properties (IAS 40), revalued annually, on an open market value basis. All surpluses and deficits arising on valuation are taken directly to the income statement. Depreciation or amortisation is not provided in respect of investment properties.

The fair value is based on market value being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion.

The valuations are prepared by considering the aggregate of the net annual rents receivable from the properties and, when relevant, associated costs. A yield which reflects the specific risks inherent in the net cash flows is then applied to the net annual rentals to arrive at the property valuation.

Goodwill

Goodwill arising on acquisitions prior to the date of transition to IFRS has been retained at the previous Irish GAAP amount being its deemed cost subject to being tested for impairment.

Goodwill on acquisitions is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill relating to acquisitions from 1 January 2004 and the deemed cost of goodwill carried in the balance sheet at 1 January 2004 is not amortised. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the proportion of the cash-generating unit retained.

Financial Assets

Investments in subsidiary undertakings are stated in the Company's balance sheet at fair value less provision for impairment.

Business Combinations

The Group undertook a review of its business combinations prior to 1 January 2004 and as a result the purchase method of accounting is employed in accounting for the acquisition of subsidiaries by the Group. The Group has availed of the exemption under IFRS 1, whereby business combinations prior to the transition date of 1 January 2004 are not restated. International Financial Reporting Standard No.3:

Business Combinations (IFRS 3) has been applied with effect from the transition date of 1 January 2004 and goodwill amortisation ceased from that date.

Financing Arrangements

Assets held under financing arrangements which transfer substantially all of the risks and rewards of ownership to the Group are treated as if they had been purchased outright and are included in the balance sheet as assets less depreciation. The corresponding commitments are shown as liabilities. Payments in respect of these obligations are treated as consisting of capital and interest elements, with interest charged to the income statement.

Inventories

Inventories are stated at the lower of cost on a first-in, first-out basis and net realisable value. Cost comprises invoice price including delivery costs.

Cash and Cash Equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form part of the Group's cash management requirements are included as a component of cash and cash equivalents for the purpose of the statement of cashflows.

Trade and Other Receivables

Trade receivables, which generally have 30 to 90 day terms, are recognised and carried at original invoice amount less an allowance for any incurred losses. An estimate of incurred losses is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Derivative Financial Instruments

The Group employs derivative financial instruments to realise the desired currency profile of borrowings. In accordance with its treasury policy, the Group does not trade in financial instruments nor does it enter into leverage derivative transactions.

At the inception of a hedging transaction entailing the usage of derivatives, the Group documents the relationship between the hedged item and hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedge in offsetting movements in the fair values or cash flows of the hedged items.

Derivative financial instruments are initially recognised at cost and are thereafter stated at fair value.

The Group uses cash flow hedges in its treasury activities.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised liability, a firm commitment or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised as a separate component of equity with the ineffective portion being reported in the income statement. When a firm commitment or forecast transaction results in the recognition of an asset or a liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the hedged transaction. Otherwise, the associated gains or losses that had previously been recognised in equity are transferred to the income statement contemporaneous with the materialisation of the hedged transaction.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised as a separate component of equity is kept in equity until the forecast transaction occurs. If a hedged transaction is no longer anticipated to occur the net cumulative gain or loss recognised in equity is transferred to the income statement in the period.

Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits would be required to settle the obligation.

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan and announced its main provisions.

Government Grants

Capital government grants received and receivable are treated as deferred income and amortised to the income statement over the expected useful lives of the related assets.

Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those other segments. The group has identified the geographical segment as the primary segment and the business segment as the secondary segment.

CONSOLIDATED INCOME STATEMENT

for the six months ended 30 June 2005

	Notes	Unaudited 6 months ended 30 June 2005	Unaudited 6 months ended 30 June 2004 Restated	Unaudited 12 months ended 31 Dec 2004 Restated
		€'000	€'000	€'000
Revenue	2	**150,887**	134,985	284,486
Cost of sales		**(99,507)**	(87,163)	(185,910)
Gross profit		**51,380**	47,822	98,576
Other operating income	3	**68**	193	1,927
Administrative expenses		**(6,071)**	(4,092)	(8,457)
Depreciation and impairment	4	**(14,444)**	(9,312)	(19,183)
Rationalisation costs	5	**(3,403)**	-	-
Profit from operations	2	**27,530**	34,611	72,863
Financing costs (net)	6	**(12,205)**	(10,945)	(22,625)
Profit before tax		**15,325**	23,666	50,238
Income tax expense	7	**(3,785)**	(3,733)	(8,256)
Net profit for the period		**11,540**	19,933	41,982
Basic earnings per share (cent)	8	**18.3**	31.7	66.7
Diluted earnings per share (cent)	8	**17.9**	31.2	65.5
Adjusted diluted earnings per share (cent)	8	**29.9**	28.8	65.2

CONSOLIDATED BALANCE SHEET

At 30 June 2005

	Notes	Unaudited 30 June 2005	Unaudited 30 June 2004 Restated	Unaudited 31 Dec 2004 Restated
		€'000	€'000	€'000
Assets				
Property, plant and equipment	9	**1,216,650**	1,069,811	1,072,055
Investment property		**25,971**	25,512	25,124
Goodwill		**46,682**	46,682	46,682
Deferred tax asset		**4,691**	2,608	4,555
Total non-current assets		**1,293,994**	1,144,613	1,148,416
Inventories		**2,176**	2,072	2,627
Trade and other receivables		**27,042**	22,481	16,245
Cash and cash equivalents		**14,800**	37,186	11,706
Total current assets		**44,018**	61,739	30,578
Total assets		**1,338,012**	1,206,352	1,178,994
Equity				
Issued capital		**20,172**	20,142	20,156
Share premium		**182,941**	182,408	182,693
Revaluation reserves	10	**289,553**	196,129	189,078
Other reserves		**10,390**	11,883	(6,958)
Retained earnings		**205,808**	192,847	203,761
Total equity		**708,864**	603,409	588,730
Liabilities				
Interest-bearing loans and borrowings		**349,818**	344,760	339,472
Employee benefits		**14,280**	7,040	14,218
Deferred government grants		**3,281**	3,412	3,231
Deferred tax liabilities	11	**165,539**	124,968	128,737
Total non-current liabilities		**532,918**	480,180	485,658
Bank overdraft		**87**	10,557	6,419
Interest-bearing loans and borrowings		**23,732**	33,052	31,156
Trade and other payables		**72,411**	79,154	67,031
Total current liabilities		**96,230**	122,763	104,606
Total liabilities		**629,148**	602,943	590,264
Total equity and liabilities		**1,338,012**	1,206,352	1,178,994

CONSOLIDATED STATEMENT OF CASHFLOWS

for the six months ended 30 June 2005

	Notes	Unaudited 6 months ended 30 June 2005	Unaudited 6 months ended 30 June 2004 Restated	Unaudited 12 months ended 31 Dec 2004 Restated
		€'000	€'000	€'000
Operating activities				
Profit from operations		**26,525**	33,547	70,774
Depreciation and impairment		**14,444**	9,312	19,183
Amortisation of grant		**(60)**	(60)	(118)
Revaluation of investment properties		**-**	–	(1,734)
Decrease/(increase) in stocks		**500**	277	(316)
(Increase)/decrease in debtors		**(9,997)**	(4,555)	1,061
Increase/(decrease) in creditors		**6,994**	4,060	(1,328)
Interest paid		**(11,372)**	(10,527)	(22,170)
Tax paid		**(1,031)**	(2,077)	(6,026)
Net cashflows from operating activities		**26,003**	29,977	59,326
Investing activities				
Acquisition of property, plant and equipment		**(13,293)**	(36,158)	(84,797)
Net book value of property, plant and equipment at date of disposal		**14,210**	9,311	9,311
Interest received		**123**	352	612
Net cashflows from investing activities		**1,040**	(26,495)	(74,874)
Financing activities				
Proceeds from the issue of share capital		**264**	18	317
Net loans (repaid)/received		**(7,488)**	29,405	32,080
Dividends paid		**(10,393)**	(9,791)	(15,077)
(Decrease)/increase in bank overdraft		**(6,332)**	3,865	(273)
Net cashflows from financing activities		**(23,949)**	23,497	17,047
Net increase in cash and cash equivalents	12	**3,094**	26,979	1,499
Cash and cash equivalents at 1 January		**11,706**	10,207	10,207
Cash and cash equivalents at end of period		**14,800**	37,186	11,706

STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the six months ended 30 June 2005

	Unaudited 6 months ended 30 June 2005	Unaudited 6 months ended 30 June 2004 Restated
	€'000	€'000
Items of income and expense recognised directly within equity		
Foreign exchange translation differences	**21,141**	17,226
Revaluation of property, plant and equipment	**128,226**	–
Deferred tax on revaluation of property, plant and equipment	**(30,644)**	–
Net income and expense recognised directly in equity	**118,723**	17,226
Net profit for the period	**11,540**	19,933
Total recognised income and expense for the period	**130,263**	37,159
Attributable to:		
Equity holders of the Company	**(10,393)**	(9,791)
Total recognised income and expense for the period	**119,870**	27,368

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

for the six months ended 30 June 2005

1. Accounting policies

As outlined in the Statement of Accounting Policies, the financial information has been prepared in accordance with the recognition and measurement principles of all International Financial Reporting Standards (IFRS), including Interpretations issued by the International Accounting Standards Board ("IASB") and its committees and endorsed by the European Commission.

2. Segmental disclosure

The Group's turnover and profits arise from hotel activities in Ireland, the United Kingdom and the United States of America. The Group's net assets are located in Ireland, the United Kingdom and the United States of America.

	Unaudited 6 months ended 30 June 2005	%	Unaudited 6 months ended 30 June 2004 Restated	%
	€'000		€'000	
Turnover				
Ireland	58,936	39	59,796	44
United Kingdom	72,669	48	62,556	46
United States of America	19,282	13	12,633	10
	150,887	**100**	134,985	100
Profit from operations				
Ireland	4,246	15	10,929	32
United Kingdom	17,876	65	19,217	55
United States of America	5,408	20	4,465	13
	27,530	**100**	34,611	100
Financing costs (net)	**(12,205)**		(10,945)	
Income tax expense	**(3,785)**		(3,733)	
Net profit for the period	**11,540**		19,933	

Profit from operations in Ireland for the six months ended 30 June 2005 includes €3.403 million of rationalisation costs in relation to Jurys Cork Hotel and charges of €1.58 million for consultancy, advisory and legal costs (2004: Profit from operations includes a rent refund amounting to €1.5 million). Profit from operations in the United Kingdom for the six months ended 30 June 2005 includes an impairment charge of €3.439 million in relation to Jurys Glasgow Hotel.

Net Assets	Unaudited 6 months ended 30 June 2005	%	Unaudited 6 months ended 30 June 2004 Restated	%
	€'000		€'000	
Ireland	517,348	48	482,701	51
United Kingdom	477,484	45	420,263	44
United States of America	72,869	7	51,628	5
Total assets before borrowings	1,067,701	100	954,592	100
Net borrowings	(358,837)	–	(351,183)	–
Net assets	**708,864**	**100**	603,409	100

Net assets before borrowings have been adjusted to eliminate the impact of intercompany financing.

3. Other operating income – (profit on disposal of property, plant and equipment)

	Unaudited 6 months ended 30 June 2005	Unaudited 6 months ended 30 June 2004
	€'000	€'000
Sale proceeds (net of expenses)	**14,278**	9,504
Net book value of property, plant and equipment at date of disposal	**(14,210)**	(9,311)
Profit on disposals	**68**	193

On 23 June 2005, the Company disposed of Jurys Cork Hotel at cost for €14.0 million in cash. No profit resulted on disposal. However, €900,000 was transferred from the revaluation reserve to retained earnings in respect of this disposal, reflecting the

3. Other operating income – (profit on disposal of property, plant and equipment) continued

realisation of the property revaluation gains in prior periods. In addition, in April 2005, the Company disposed of an investment property in Limerick for €292,500 in cash. The profit on this disposal amounted to €68,000.

On 5 April 2004, the Company disposed of the 4-star Jurys Limerick Hotel, as a going concern, for €9.75 million in cash. The profit on this disposal amounted to €193,000. In addition, an amount of €3.740 million was transferred from the revaluation reserve to retained earnings in respect of this disposal, reflecting the realisation of the property revaluation gains arising in prior periods.

No capital gains tax was payable on these disposals.

4. Depreciation and impairment

	Unaudited 6 months ended 30 June 2005	Unaudited 6 months ended 30 June 2004
	€'000	€'000
Depreciation	11,005	9,312
Impairment of property, plant and equipment	3,439	–
	14,444	9,312

The impairment of fixed assets relates to Jurys Glasgow Hotel. The carrying value of Jurys Glasgow Hotel prior to its revaluation at 30 June 2005 was £9.3 million and this compared to a valuation at 30 June 2005 of £6.9 million, resulting in an impairment of £2.4 million (€3.439 million).

5. Rationalisation costs

In January 2005, the Board, following a detailed review of the performance of Jurys Cork Hotel, concluded that the hotel should close for redevelopment. The hotel closed on 28 February 2005 and the total cost of closure, including the cost of redundancies, amounted to €3.403 million. No additional costs are expected to occur in relation to the closure of the hotel.

6. Financing costs (net)

	Unaudited 6 months ended 30 June 2005	Unaudited 6 months ended 30 June 2004
	€'000	€'000
Net interest payable	11,303	9,596
(Income)/charge on foreign currency contracts	(103)	285
Financing charges in relation to properties held under put and call option agreements	1,005	1,064
	12,205	10,945

7. Income tax expense

	Unaudited 6 months ended 30 June 2005	Unaudited 6 months ended 30 June 2004
	€'000	€'000
Corporation tax	2,522	2,986
Deferred tax	1,263	747
	3,785	3,733

The Group's underlying tax rate for the six months ended 30 June 2005 was 18.6% (2004:16.1%) after the exclusion of certain tax disallowable charges for the period – principally impairment of property (Note 4).

8. Earnings per share

		Unaudited 6 months ended 30 June 2005	Unaudited 6 months ended 30 June 2004 Restated
		€'000	**€'000**
The computation for basic and diluted earnings per share is set out below:			
(a)	*Numerator for basic and diluted earnings per share:*		
	Net profit for the period (€'000)	**11,540**	19,933
(b)	*Weighted average number of shares:*		
	Weighted average number of ordinary shares in issue for calculation of basic earnings per share (million)	**63.018**	62.927
	Effect of potential dilutive ordinary shares arising from employee share option schemes (million)	**1.415**	1.043
	Weighted average number of ordinary shares in issue for calculation of diluted earnings per share (million)	**64.433**	63.970
(c)	*Basic earnings per share (cent)*	**18.3**	31.7
(d)	*Diluted earnings per share (cent)*	**17.9**	31.2
(e)	*Adjusted earnings per share before profit on disposal of fixed assets, impairment of fixed assets, rationalisation costs, non-recurring administration expenses/(income)*		
	Adjusted profit for the period (€'000)		
	Net profit for the period	**11,540**	19,933
	Profit on disposal of property, plant and equipment	**(68)**	(193)
	Impairment of fixed assets	**3,439**	-
	Rationalisation costs	**3,403**	-
	Non-recurring administration expenses/(income)	**1,580**	(1,505)
	Income tax expense	**(623)**	188
	Adjusted profit for the period	**19,271**	18,423
	Adjusted diluted earnings per share (cent)	**29.9**	28.8

Earnings per share are calculated in accordance with International Accounting Standard No. 13: Earnings per share (IAS 13). Adjusted earnings per share has been calculated by using the weighted average number of ordinary shares in issue for the calculation of diluted earnings per share.

9. Fixed assets

At 30 June 2005, the Group's hotel properties were subject to an external professional valuation on an open market value basis. The total valuation of €1,224.21 million compared to a book value of €1,095.98 million at that date resulting in a surplus on revaluation of €128.23 million. The valuations were performed by CB Richard Ellis Gunne in relation to hotel properties in Ireland and the United States of America and CB Richard Ellis in relation to hotel properties in the United Kingdom.

In Ireland and the United States of America, the valuations were carried out in accordance with the Appraisal and Valuation Standards 5th Edition published by the Society of Chartered Surveyors in Ireland. In the United Kingdom, the valuations were carried out in accordance with Practice Statements of Asset Valuation and Guidance Notes issued by the Royal Institution of Chartered Surveyors (RICS). The 2004 valuation of investment properties was carried out in accordance with the RICS Appraisal and Valuation Standards 5th Edition.

10. Revaluation reserves

	Unaudited 30 June 2005	Unaudited 30 June 2004 Restated
	€'000	**€'000**
At start of period	**189,078**	194,526
Arising on revaluation of property, plant and equipment	**128,226**	-
Deferred tax on revaluation of property, plant and equipment	**(30,644)**	-
Currency translation adjustment	**3,793**	5,343
Realisation of property revaluation gains arising on disposal of property, plant and equipment	**(900)**	(3,740)
At end of period	**289,553**	196,129

11. Deferred tax liabilities

	Unaudited 30 June 2005	Unaudited 30 June 2004 Restated
	€'000	€'000
At start of period	**128,737**	122,937
Charge for period	**1,263**	747
Deferred tax on revaluation of property, plant and equipment	**30,644**	–
Currency translation adjustment	**4,759**	–
Reclassification of deferred tax asset	**136**	1,284
At end of period	**165,539**	124,968

12. Reconciliation of net cash flow to movement in net debt

	Unaudited 6 months ended 30 June 2005	Unaudited 6 months ended 30 June 2004 restated	Unaudited 12 monthed ended 31 December 2004 Restated
	€'000	€'000	€'000
Net increase in cash and cash equivalents	**3,094**	26,979	1,499
Decrease/(increase) in bank overdrafts	**6,332**	(3,865)	273
Decrease/(increase) in debt	**7,488**	(29,405)	(32,080)
Changes in net debt resulting from cash flows	**16,914**	(6,291)	(30,308)
Currency translation adjustment	**(10,410)**	(7,806)	2,053
Net decrease/(increase) in net debt	**6,504**	(14,097)	(28,255)
Net debt at start of period	**(365,341)**	(337,086)	(337,086)
Net debt at end of period	**(358,837)**	(351,183)	(365,341)

13. Post balance sheet events

On 9 June 2005, the Board announced that following a review of strategic options in relation to Jurys Ballsbridge Hotel, The Towers and The Berkeley Court Hotel in Dublin it decided to undertake a public tender sales process in relation to Jurys Ballsbridge Hotel, The Towers and The Berkeley Court Apartments, being a site measuring circa 4.84 acres ("the Ballsbridge Site"). On 27 July 2005, the Group entered into an agreement to exit the Ballsbridge Site. The consideration, after the assumption of liabilities, amounts to €260 million, payable in cash by Padholme, a company controlled by Sean Dunne. This transaction is subject, inter alia, to the approval of Jurys Doyle shareholders.

On 5 September 2005, the Board approved an interim dividend of 8.82 cent per share (30 June 2004: 8.40 cent per share); this represents an increase of 5% over the corresponding period last year.

The directors of Jurys Doyle accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Jurys Doyle (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any person who is the holder of 1 per cent. or more of any class of shares in Jurys Doyle may be required to make disclosures pursuant to Rule 8.3 of the Takeover Rules.

Appendix

Reconciliation from Irish GAAP to IFRS

As part of the European Commission's plan to develop a single European capital market, all publicly quoted European companies in the EU are required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Commission in respect of accounting periods commencing on or after 1 January 2005.

The balance sheets and income statements that follow reconcile IFRS to previous Irish GAAP for the primary financial statements.

Appendix

Consolidated Balance Sheet
At 1 January 2004
Reconciliation from Irish GAAP to IFRS

	Notes	Previous Irish GAAP 01-Jan-04	Investment properties IAS 40	Income Taxes IAS 12	Income Taxes IAS 12	Share based payment IFRS 2	Employee benefits IAS 19	Dividends IAS 10	Financial instruments IAS 32	IFRS restated 01-Jan-04
		€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Assets										
Property plant and equipment		1,016,512								1,016,512
Investment property		24,702								24,702
Goodwill	6	46,682								46,682
Deferred tax asset	7	0		1,711			860			2,571
Total non-current assets		1,087,896	0	1,711	0	0	860	0	0	1,090,467
Inventories		2,317								2,317
Trade and other receivables		17,412								17,412
Cash and cash equivalents		10,207								10,207
Total current assets		29,936	0	0	0	0	0	0	0	29,936
Total assets		**1,117,832**	**0**	**1,711**	**0**	**0**	**860**	**0**	**0**	**1,120,403**
Equity										
Issued capital		20,135								20,135
Share premium		182,397								182,397
Revaluation reserves	8	287,435	(3,684)		(89,225)					194,526
Other reserves	9	(22,555)							22,555	0
Retained earnings	9	195,263	3,684		(1,100)	(100)	(6,018)	9,791	(22,555)	178,965
Total equity		**662,675**	0	0	(90,325)	(100)	(6,018)	9,791	0	**576,023**
Liabilities										
Interest-bearing loans and borrowings		278,310								278,310
Employee benefits	10	0				100	6,878			6,978
Deferred government grants		3,347								3,347
Deferred tax liabilities	11	30,901		1,711	90,325					122,937
Total non current liabilities		312,558	0	1,711	90,325	100	6,878	0	0	411,572
Bank overdraft		6,692								6,692
Interest-bearing loans and borrowings		62,291								62,291
Trade and other payables	12	73,616						(9,791)		63,825
Total current liabilities		142,599	0	0	0	0	0	(9,791)	0	132,808
Total liabilities		**455,157**	0	1,711	90,325	100	6,878	(9,791)	0	**544,380**
Total equity and liabilities		**1,117,832**	**0**	**1,711**	**0**	**0**	**860**	**0**	**0**	**1,120,403**

Appendix

Consolidated Income Statement
For the six months ended 30 June 2004
Reconciliation from Irish GAAP to IFRS

	Notes	Previous Irish GAAP 6 months ended 30-Jun-04	Financial instruments IAS 32	Share based payment IFRS 2	Intangible assets IAS 36/38	Employee benefits IAS 19	IFRS Restated 6 months ended 30-Jun-04
		€'000	€'000	€'000	€'000	€'000	€'000
Revenue		**134,985**					**134,985**
Cost of sales	1	(88,294)	1,064			67	(87,163)
Gross profit		**46,691**	**1,064**	**0**	**0**	**67**	**47,822**
Other operating income	2	193					193
Administrative expenses	3	(4,030)		(62)			(4,092)
Depreciation and impairment		(9,312)					(9,312)
Other operating expenses	4	(1,512)			1,512		0
Profit from operations		**32,030**	**1,064**	**(62)**	**1,512**	**67**	**34,611**
Financing costs (net)	1	(9,881)	(1,064)				(10,945)
Profit before tax		**22,149**	**0**	**(62)**	**1,512**	**67**	**23,666**
Income tax expense	5	(3,733)				0	(3,733)
Net profit for the period		**18,416**	**0**	**(62)**	**1,512**	**67**	**19,933**
Basic earnings per share (cent)		29.3					31.7
Diluted earnings per share (cent)		28.8					31.2

Appendix

Consolidated Balance Sheet
At 30 June 2004
Reconciliation from Irish GAAP to IFRS

	Notes	Previous Irish GAAP 30-Jun-04	Investment Properties IAS 40	Intangible Assets IAS 36/38	Income Taxes IAS 12	Income Taxes IAS 12	Share Based Payment IFRS 2	Employee Benefits IAS 19	Employee Benefits IAS19	Dividends IAS 10	Financial Instruments IAS 32	IFRS restated 30-Jun-04
		€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Assets												
Property, plant and equipment		1,069,811										1,069,811
Investment property		25,512										25,512
Goodwill	6	45,170		1,512								46,682
Deferred tax asset	7	0			1,748			860				2,608
Total non-current assets		1,140,493	0	1,512	1,748	0	0	860	0	0	0	1,144,613
Inventories		2,072										2,072
Trade and other receivables		22,481										22,481
Cash and cash equivalents		37,186										37,186
Total current assets		61,739		0	0	0	0	0	0	0	0	61,739
Total assets		**1,202,232**	**0**	**1,512**	**1,748**	**0**	**0**	**860**	**0**	**0**	**0**	**1,206,352**
Equity												
Issued capital		20,142										20,142
Share premium		182,408										182,408
Revaluation reserves	8	289,038	(3,684)			(89,225)						196,129
Other reserves	9	(10,672)									22,555	11,883
Retained earnings	9	212,133	3,684	1,512		(1,100)	(162)	(6,018)	67	5,286	(22,555)	192,847
Total equity		**693,049**	0	1,512	0	(90,325)	(162)	(6,018)	67	5,286	0	**603,409**
Liabilities												
Interest bearing loans and borrowings		344,760										344,760
Employee benefits	10	0					162	6,878				7,040
Deferred government grants		3,412										3,412
Deferred tax liabilities	11	32,895			1,748	90,325						124,968
Total non current liabilities		381,067	0	0	1,748	90,325	162	6,878	0	0	0	480,180
Bank overdraft		10,557										10,557
Interest bearing loans and borrowings		33,052										33,052
Trade and other payables	12	84,507							(67)	(5,286)		79,154
Total current liabilities		128,116	0	0	0	0	0	0	(67)	(5,286)	0	122,763
Total liabilities		**509,183**	0	0	1,748	90,325	162	6,878	(67)	(5,286)	0	**602,943**
Total equity and liabilities		**1,202,232**	**0**	**1,512**	**1,748**	**0**	**0**	**860**	**0**	**0**	**0**	**1,206,352**

Appendix

Consolidated Income Statement
For the twelve months ended 31 December 2004
Reconciliation from Irish GAAP to IFRS

	Notes	Previous Irish GAAP 12 months ended 30-Jun-04	Financial Instruments IAS 32/39 40	Share based payment IFRS 2	Investment Properties IAS 40	Intangible Assets IAS 36/38	Employee Benefits IAS 19	IFRS restated 12 months ended 31-Dec-04
		€'000	€'000	€'000	€'000	€'000	€'000	€'000
Revenue		**284,486**						**284,486**
Cost of sales	1	(188,132)	2,089				133	(185,910)
Gross profit		**96,354**	**2,089**	**0**	**0**	**0**	**133**	**98,576**
Other operating income	2	193			1,734			1,927
Administrative expenses	3	(8,333)		(124)				(8,457)
Depreciation and impairment		(19,183)						(19,183)
Other operating expenses	4	(3,024)				3,024		0
Profit from Operations		**66,007**	**2,089**	**(124)**	**1,734**	**3,024**	**133**	**72,863**
Financing costs (net)	1	(20,536)	(2,089)					(22,625)
Profit before tax		**45,471**	**0**	**(124)**	**1,734**	**3,024**	**133**	**50,238**
Income tax expense	5	(7,878)			(378)			(8,256)
Net profit for the period		**37,593**	**0**	**(124)**	**1,356**	**3,024**	**133**	**41,982**
Basic earnings per share (cent)		59.7						66.7
Diluted earnings per share (cent)		58.7						65.5

Appendix

Consolidated Balance Sheet
At 31 December 2004
Reconciliation from Irish GAAP to IFRS

	Notes	Previous Irish GAAP 31-Dec-04	Intangible assets IAS 36/38	Income taxes IAS 12	Income taxes IAS 12	Share based payment IFRS 2	Employee benefits IAS 19	Employee benefits IAS 19	Dividends IAS 10	Investment properties IAS 40	Financial instruments IAS 32	IFRS restated 31-Dec-04
		€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Assets												
Property, plant and equipment		1,072,055										1,072,055
Investment property		25,124										25,124
Goodwill	6	43,658	3,024									46,682
Deferred tax asset	7	0		2,806			1,749					4,555
Total non-current assets		**1,140,837**	**3,024**	**2,806**	**0**	**0**	**1,749**	**0**	**0**	**0**	**0**	**1,148,416**
Inventories		2,627										2,627
Trade and other receivables		16,245										16,245
Cash and cash equivalents		11,706										11,706
Total current assets		**30,578**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**30,578**
Total assets		**1,171,415**	**3,024**	**2,806**	**0**	**0**	**1,749**	**0**	**0**	**0**	**0**	**1,178,994**
Equity												
Issued capital		20,156										20,156
Share premium		182,693										182,693
Revaluation reserve	8	283,721			(89,225)					(5,418)		189,078
Other reserves	9	(29,513)									22,555	(6,958)
Retained earnings	9	220,917	3,024		(1,100)	(224)	(12,245)	133	10,393	5,418	(22,555)	203,761
Total equity		**677,974**	**3,024**	**0**	**(90,325)**	**(224)**	**(12,245)**	**133**	**10,393**	**0**	**0**	**588,730**
Liabilities												
Interest bearing loans and borrowings		339,472										339,472
Employee benefits	10	0				224	13,994					14,218
Deferred government grants		3,231										3,231
Deferred tax liabilities	11	35,606		2,806	90,325							128,737
Total non current liabilities		**378,309**	**0**	**2,806**	**90,325**	**224**	**13,994**	**0**	**0**	**0**	**0**	**485,658**
Bank overdraft		6,419										6,419
Interest bearing loans and borrowings		31,156										31,156
Trade and other payables	12	77,557						(133)	(10,393)			67,031
Total current liabilities		**115,132**	**0**	**0**	**0**	**0**	**0**	**(133)**	**(10,393)**	**0**	**0**	**104,606**
Total liabilities		**493,441**	**0**	**2,806**	**90,325**	**224**	**13,994**	**(133)**	**(10,393)**	**0**	**0**	**590,264**
Total equity and liabilities		**1,171,415**	**3,024**	**2,806**	**0**	**0**	**1,749**	**0**	**0**	**0**	**0**	**1,178,994**

Appendix

Consolidated Income Statement
For the six months ended 30 June 2005
Reconciliation from Irish GAAP to IFRS

	Notes	Irish GAAP 6 months ended 30-Jun-05	Financial Instruments IAS 32/39	Share based payment IFRS 2	Intangible assets IAS 36/38	Employee benefits IAS 19	IFRS Restated 6 months ended 30-Jun-05
		€'000	€'000	€'000	€'000	€'000	€'000
Revenue		**150,887**					**150,887**
Cost of sales	1	(100,412)	1,005			(100)	(99,507)
Gross profit		**50,475**	**1,005**	**0**	**0**	**(100)**	**51,380**
Other operating income	2	68					68
Administrative expenses	3	(6,009)		(62)			(6,071)
Depreciation and impairment		(14,444)					(14,444)
Rationalisation costs		(3,403)					(3,403)
Other operating expenses	4	(1,512)			1,512		0
Profit from operations		**25,175**	**1,005**	**(62)**	**1,512**	**(100)**	**27,530**
Financing costs (net)	1	(11,200)	(1,005)				(12,205)
Profit before tax		**13,975**	**0**	**(62)**	**1,512**	**(100)**	**15,325**
Income tax expense	5	(3,785)					(3,785)
Net profit for the period		**10,190**	**0**	**(62)**	**1,512**	**(100)**	**11,540**
Basic earnings per share (cent)		16.2					18.3
Diluted earnings per share (cent)		15.8					17.9
Adjusted diluted earnings per share (cent)		27.8					29.9

Appendix

Consolidated Balance Sheet
At 30 June 2005
Reconciliation from Irish GAAP to IFRS

	Notes	Previous Irish GAAP 30-Jun-05	Intangible assets IAS 36/38	Income taxes IAS 12	Income taxes IAS 12	Share based payment IFRS 2	Employee benefits IAS 19	Employee benefits IAS 19	Investment properties IAS 40	Dividends IAS 10	Financial instruments IAS 32	IFRS restated 30-Jun-05
		€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Assets												
Property, plant and equipment		1,216,650										1,216,650
Investment property		25,971										25,971
Goodwill	6	42,146	4,536									46,682
Deferred tax assets	7	0		2,942			1,749					4,691
Total non-current assets		**1,284,767**	**4,536**	**2,942**	**0**	**0**	**1,749**	**0**	**0**	**0**		**1,293,994**
Inventories		2,176										2,176
Trade and other receivables		27,042										27,042
Cash and cash equivalents		14,800										14,800
Total current assets		**44,018**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**		**44,018**
Total assets		**1,328,785**	**4,536**	**2,942**	**0**	**0**	**1,749**	**0**	**0**	**0**		**1,338,012**
Equity												
Issued capital		20,172										20,172
Share premium		182,941										182,941
Revaluation reserves	8	417,753			(122,782)				(5,418)			289,553
Other reserves	9	(12,165)									22,555	10,390
Retained earnings	9	226,437	4,536		(1,100)	(286)	(12,245)	33	5,418	5,570	(22,555)	205,808
Total equity		**835,138**	**4,536**	**0**	**(123,882)**	**(286)**	**(12,245)**	**33**	**0**	**5,570**	**0**	**708,864**
Liabilities												
Interest bearing loans and borrowings		349,818										349,818
Employee benefits	10	0				286	13,994					14,280
Deferred government grants		3,281										3,281
Deferred tax liabilities	11	38,715		2,942	123,882							165,539
Total non current liabilities		**391,814**	**0**	**2,942**	**123,882**	**286**	**13,994**	**0**	**0**	**0**	**0**	**532,918**
Bank overdraft		87										87
Interest bearing loans and borrowings		23,732										23,732
Trade and other payables	12	78,014						(33)		(5,570)		72,411
Total current liabilities		**101,833**	**0**	**0**	**0**	**0**	**0**	**(33)**	**0**	**(5,570)**	**0**	**96,230**
Total liabilities		**493,647**	**0**	**2,942**	**123,882**	**286**	**13,994**	**(33)**	**0**	**(5,570)**	**0**	**629,148**
Total equity and liabilities		**1,328,785**	**4,536**	**2,942**	**0**	**0**	**1,749**	**0**	**0**	**0**	**0**	**1,338,012**

Appendix

Notes to accompany Consolidated Income Statement and Consolidated Balance Sheet
Six months ended 30 June and twelve months ended 31 December
Reconciliation from Irish GAAP to IFRS

CONSOLIDATED INCOME STATEMENT

(1) Cost of sales

		Notes	30-Jun-04	31-Dec-04	30-Jun-05
			€'000	€'000	€'000
	Previous GAAP balance		(88,294)	(188,132)	(100,412)
(IAS 19)	Employee benefits	(i)	67	133	(100)
(IAS 32)	Financial Instruments	(ii)	1,064	2,089	1,005
	Restated IFRS balance		(87,163)	(185,910)	(99,507)

(i) Under International Accounting Standard No 19: Employee Benefits (IAS 19) the Group's pension schemes are valued using the projected unit method and their assets are valued at market value. Had IAS 19 been in place during the financial year ended 31 December 2004, the Group's pre-tax profit would have increased by €67,000 for the six months ended 30 June 2004, €133,000 for the twelve months ended 31 December 2004 and reduced by €100,000 for the six months ended 30 June 2005.

(ii) Under International Reporting Standard No. 32: Financial Instruments: disclosure and presentation (IAS 32) the rental charges in relation to properties held under put and call option agreements have been reclassified from cost of sales to financing costs.

(2) Other operating income

		Notes	30-Jun-04	31-Dec-04
			€'000	€'000
	Previous GAAP balance		193	193
(IAS 40)	Investment properties	(i)	–	1,734
	Restated IFRS balance		193	1,927

(i) International Accounting Standard No 40: Investment Properties (IAS 40), requires that any surpluses or deficits arising on investment property revaluations are taken directly to the income statement. The above figure shows the reclassification from revaluation reserves to retained earnings for the investment property uplift at 31 December 2004 (see also note 8).

(3) Administration expenses

		Notes	30-Jun-04	31-Dec-04	30-Jun-05
			€'000	€'000	€'000
	Previous GAAP balance		(4,030)	(8,333)	(6,009)
(IFRS 2)	Share based payment	(i)	(62)	(124)	(62)
	Restated IFRS balance		(4,092)	(8,457)	(6,071)

(i) Under International Financial Reporting Standard No 2: Share Based Payment (IFRS 2) the value of share based payments are expensed in the income statement throughout their vesting period. In accordance with IFRS 2, the fair value calculations have only been applied in respect of share based payment transactions granted after 7 November 2002. Had IFRS 2 been in place during the financial year ended 31 December 2004, the pre-tax profit would have reduced by €62,000 for the six months ended 30 June 2004, €124,000 for the twelve months ended 31 December 2004 and €62,000 for the six months ended 30 June 2005.

(4) Other operating expenses

		Notes	30-Jun-04	31-Dec-04	30-Jun-05
			€'000	€'000	€'000
	Previous GAAP balance		(1,512)	(3,024)	(1,512)
(IFRS 3 & IAS 38 & IAS 36)	Goodwill	(i)	1,512	3,024	1,512
	Restated IFRS balance		0	0	0

(i) Under International Accounting Standard No 38: Intangible Assets (IAS 38) goodwill is no longer amortised on a straight line basis, but instead is subject to annual impairment testing under International Accounting Standard No 36: Impairment of Assets (IAS 36). At 1 January 2004, the transition date, the Group held a net goodwill asset of €46.682 million which is carried forward at its net book value.

Notes to accompany Consolidated Income Statement and Consolidated Balance Sheet
Six months ended 30 June and twelve months ended 31 December
Reconciliation from Irish GAAP to IFRS

(4) Other operating expenses continued

As a result the charge of €1.512 million for the six months ended 30 June 2004 and 30 June 2005 and €3.024 million for the twelve months ended 31 December 2004 under Irish GAAP is not charged under IFRS and results in an increase in pre-tax profit. Under Irish GAAP, the Group previously reversed the goodwill amortisation charge to determine adjusted earnings per share. This change, therefore, more appropriately aligns the accounting treatment of goodwill with the Group's presentation of the underlying earnings performance of the business.

(5) Income tax expense

		Notes	30-Jun-04	31-Dec-04	30-Jun-05
			€'000	€'000	€'000
	Previous GAAP balance		(3,733)	(7,878)	(3,785)
(IAS 12)	Deferred tax	(i)	0	(378)	0
	Restated IFRS balance		(3,733)	(8,256)	(3,785)

(i) Under International Accounting Standard No 12: Income Taxes (IAS 12) full provision of deferred tax is now required. The increase in the deferred tax provision of €378,000 arose from the increase in the valuation of the Group's Investment Properties at 31 December 2004.

CONSOLIDATED BALANCE SHEET

(6) Goodwill

		Notes	1-Jan-04	30-Jun-04	31-Dec-04	30-Jun-05
			€'000	€'000	€'000	€'000
	Previous GAAP balance		46,682	45,170	43,658	42,146
(IAS 38 & IAS 36)	Goodwill	(i)	0	1,512	3,024	4,536
	Restated IFRS balance		46,682	46,682	46,682	46,682

(i) Under IAS 38 goodwill is no longer amortised on a straight line basis, but instead is subject to annual impairment testing under IAS 36. At 1 January 2004, the transition date, the Group held a net goodwill asset of €46.682 million which is carried forward at its net book value.

(7) Deferred tax asset

		Notes	1-Jan-04	30-Jun-04	31-Dec-04	30-Jun-05
			€'000	€'000	€'000	€'000
	Previous GAAP balance		–	–	–	–
(IAS 1)	Deferred tax assets	(i)	2,571	2,608	4,555	4,691
	Restated IFRS balance		2,571	2,608	4,555	4,691

(i) Under International Accounting Standard No 1: Presentation of Financial Statements (IAS 1) deferred tax assets and liabilities are disclosed separately on the face of the balance sheet. The Group's restated balance sheets at the transition date and as at 30 June 2004 and 31 December 2004 therefore contain reclassifications of amounts previously netted off within the overall deferred tax liability.

(8) Revaluation reserves

		Notes	1-Jan-04	30-Jun-04	31-Dec-04	30-Jun-05
			€'000	€'000	€'000	€'000
	Previous GAAP balance		287,435	289,038	283,721	417,753
(IAS 12)	Deferred tax liabilities	(i)	(89,225)	(89,225)	(89,225)	(122,782)
(IAS 40)	Investment properties	(ii)	(3,684)	(3,684)	(5,418)	(5,418)
	Subtotal		(92,909)	(92,909)	(94,643)	(128,200)
	Restated IFRS balance		194,526	196,129	189,078	289,553

(i) IAS 12 requires a provision to be made for deferred tax on property revaluation surpluses. At 1 January 2004, the date of transition, €89.225 million was provided for potential capital gains tax. This figure was based on the assumption that all hotels were sold at their last revalued amount at 30 April 2002. At 30 June 2005, the Group's property portfolio was again subject to an external revaluation. The deferred tax provision increased from €89.225 million to €122.782 million as a result of the uplift in asset valuations of €128.23 million.

(ii) IAS 40 requires any surpluses or deficits arising on investment property revaluations to be taken directly to the income statement. The above figure shows the reclassification from revaluation reserves to retained earnings for the investment property valuation uplift (see also note 2).

Appendix

Notes to accompany Consolidated Income Statement and Consolidated Balance Sheet
Six months ended 30 June and twelve months ended 31 December
Reconciliation from Irish GAAP to IFRS

(9) Retained earnings

		Notes	1-Jan-04	30-Jun-04	31-Dec-04	30-Jun-05
			€'000	€'000	€'000	€'000
	Previous GAAP balance		195,263	212,133	220,917	226,437
(IAS 38)	Goodwill amortisation	(i)	0	1,512	3,024	4,536
(IAS 10)	Dividends	(ii)	9,791	5,286	10,393	5,570
(IAS 12)	Deferred tax	(iii)	(1,100)	(1,100)	(1,100)	(1,100)
(IAS 19)	Pension deficit	(iv)	(6,018)	(6,018)	(12,245)	(12,245)
(IAS 19)	Pension cost	(v)	0	67	133	33
(IFRS 2)	Share based payment	(vi)	(100)	(162)	(224)	(286)
(IAS 40)	Investment properties	(vii)	3,684	3,684	5,418	5,418
(IAS 32)	Other reserves	(viii)	(22,555)	(22,555)	(22,555)	(22,555)
	Subtotal		(16,298)	(19,286)	(17,156)	(20,629)
	Restated IFRS balance		**178,965**	**192,847**	**203,761**	**205,808**

(i) As noted in 6 (i) above this adjustment relates to the non-amortisation of goodwill under IAS 38.

(ii) Under IAS 10 interim dividends are only included in the financial statements when they are approved by the Board and final dividends are not reflected in the financial statements until they are approved by shareholders.

(iii) IAS 12 requires a provision to be made for deferred tax on un-remitted earnings where dividends are foreseeable. At date of transition, a provision of €1.1 million has been made (see also note 11).

(iv) IAS 19 requires that the net deficits arising on the Group's pension schemes are shown within non-current liabilities on the face of the consolidated balance sheet. The deferred tax impact of the pension schemes' deficits is disclosed separately within deferred tax assets.

(v) IAS 19 requires that the Group's pension schemes are valued using the projected unit method and assets are valued at market value. Had IAS 19 been in place during the financial year ended 31 December 2004, the Group's pre-tax profit would have increased by €67,000 for the six months ended 30 June 2004 and €133,000 for the twelve months ended 31 December 2004 (see also note 1).

(vi) IFRS 2 requires that the value of share based payments be expensed in the income statement throughout their vesting period. In accordance with IFRS 2, the fair value calculations have only been applied in respect of share based payment transactions after 7 November 2002 (see also note 3).

(vii) IAS 40 requires that any surpluses or deficits arising on investment property revaluations are taken directly to the income statement. The above figure shows the reclassification from revaluation reserves to retained earnings for the investment property uplift (see also note 8).

(viii) Under IAS 32 the Group has deemed the cumulative currency translation difference applicable to foreign operations to be zero as at the transition date. The cumulative amount of currency translation differences previously recognised directly in other reserves has been transferred to retained earnings.

(10) Employee benefits

		Notes	1-Jan-04	30-Jun-04	31-Dec-04	30-Jun-05
			€'000	€'000	€'000	€'000
	Previous GAAP balance		–	–	–	–
(IAS 19)	Pension deficit	(i)	6,878	6,878	13,994	13,994
(IAS 19)	Share based payment	(ii)	100	162	224	286
	Subtotal		6,978	7,040	14,218	14,280
	Restated IFRS balance		**6,978**	**7,040**	**14,218**	**14,280**

(i) Under IAS 19, the net deficits arising on the Group's pension schemes are shown within non-current liabilities on the face of the consolidated balance sheet. The deferred tax impact of the pension schemes' deficits is disclosed separately within deferred tax assets.

(ii) Under IFRS 2 the value of share based payments is expensed in the income statement throughout their vesting period (see also note 3).

Appendix

Notes to accompany Consolidated Income Statement and Consolidated Balance Sheet
Six months ended 30 June and twelve months ended 31 December
Reconciliation from Irish GAAP to IFRS

(11) Deferred tax liabilities

		Notes	1-Jan-04	30-Jun-04	31-Dec-04	30-Jun-05
			€'000	€'000	€'000	€'000
	Previous GAAP balance		30,901	32,895	35,606	38,715
(IAS 12)	Revaluation reserves	(i)	89,225	89,225	89,225	122,782
(IAS 12)	Withholding tax	(ii)	1,100	1,100	1,100	1,100
(IAS 1)	Deferred tax asset	(iii)	1,711	1,748	2,806	2,942
	Subtotal		92,036	92,073	93,131	126,824
	Restated IFRS balance		**122,937**	**124,968**	**128,737**	**165,539**

(i) IAS 12 requires a provision to be made for deferred tax on property revaluation surpluses. At 1 January 2004, the date of transition, €89.225 million was provided for potential capital gains tax. This figure was based on the assumption that all hotels were sold at their last revalued amount at 30 April 2002. At 30 June 2005, the Group's property portfolio was again subject to an external revaluation. The deferred tax provision increased from €89.225 million to €122.782 million as a result of the uplift in asset valuations of €128.23 million at 30 June 2005.

(ii) IAS 12 requires a provision to be made for deferred tax on un-remitted earnings where dividends are foreseeable. At date of transition, a provision of €1.1 million has been made (see also note 9).

(iii) Under IAS 1, deferred tax assets and liabilities are disclosed separately on the face of the balance sheet. The Group's restated balance sheets at the transition date and as at 30 June 2004 and 31 December 2004 therefore contain reclassifications of amounts previously netted within the overall deferred tax liability.

(12) Trade and other payables

		Notes	1-Jan-04	30-Jun-04	31-Dec-04	30-Jun-05
			€'000	€'000	€'000	€'000
	Previous GAAP balance		73,616	84,507	77,557	78,014
(IAS 10)	Dividends	(i)	(9,791)	(5,286)	(10,393)	(5,570)
(IAS 19)	Pension charge	(ii)	0	(67)	(133)	(33)
	Subtotal		(9,791)	(5,353)	(10,526)	(5,603)
	Restated IFRS balance		**63,825**	**79,154**	**67,031**	**72,411**

(i) Under IAS 10 interim dividends are only included in the financial statements when they are approved by the Board and final dividends are not reflected in the financial statements until they are approved by shareholders.

(ii) Under IAS 19 the Group's pension schemes are valued using the projected unit method and assets are valued at market value. Had IAS 19 been in place during the financial year ended 31 December 2004, the Group's pre-tax profit would have increased by €67,000 for the six months ended 30 June 2004 and €133,000 for the twelve months ended 31 December 2004 and reduced by €100,000 in respect of six months ended 30 June 2005. ”

Appendix V
ADDITIONAL INFORMATION

1. Responsibility

(a) The directors of JDH Acquisitions, whose names appear in sub-paragraph 2(a) below, accept responsibility for the information contained in this Offer Document, other than that relating to Jurys Doyle, the Jurys Doyle Group, the directors of Jurys Doyle and members of their immediate families, related trusts and persons connected with them. They also accept responsibility for the information contained in this Offer Document relating to the participation of the Consortium (or any members thereof) in, or their arrangements with, JDH Acquisitions. To the best of the knowledge and belief of the directors of JDH Acquisitions (who have taken all reasonable care to ensure that such is the case), the information contained in this Offer Document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The directors of Jurys Doyle, whose names appear in sub-paragraph 2(b) below, accept responsibility for the information contained in this Offer Document relating to Jurys Doyle, the Jurys Doyle Group, the directors of Jurys Doyle (solely in their capacity as such) and members of their immediate families, related trusts and persons connected with them, except for the recommendation and related opinions of the Independent Board. The directors of Jurys Doyle do not take responsibility for the information contained in this Offer Document relating to the participation of the Consortium (or any member thereof) in, or their arrangements with JDH Acquisitions. To the best of the knowledge and belief of the directors of Jurys Doyle (who have taken all reasonable care to ensure that such is the case), the information in this Offer Document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(c) The Independent Board, whose members are identified by * beside their name in sub-paragraph 2(b) below, accepts responsibility for the recommendation and the related opinions of the Independent Board contained in this Offer Document. To the best of the knowledge and belief of the Independent Board (whose members have taken all reasonable care to ensure that such is the case), the information contained in this Offer Document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors and Registered Office

(a) The names of the directors of JDH Acquisitions are as follows:

Walter Beatty (Snr)
Walter Beatty
Bernadette C. Gallagher
John J. Gallagher
Eileen M. Monahan
Raymond T. Monahan
Ann P. Roche
Thomas J. Roche

The registered office of JDH Acquisitions is Millennium Tower, Charlotte Quay Dock, Ringsend Road, Dublin 4.

(b) The names of the directors of Jurys Doyle and their respective functions are as follows:

Richard Hooper*	(Non-Executive Chairman)
Patrick A. McCann*	(Chief Executive)
Paul P. MacQuillan*	(Finance Director)
Niall Geoghegan*	(Marketing & Sales Director)
Walter Beatty	(Non-Executive Director)
Brian J. Collie*	(Non-Executive Director)
Peter Fitzpatrick*	(Non-Executive Director)
Bernadette C. Gallagher	(Non-Executive Director)
David M. Kennedy*	(Non-Executive Director)
Peter G. Malone*	(Non-Executive Director)
Eileen M. Monahan	(Non-Executive Director)
Elizabeth I. Nelson	(Non-Executive Director)
Thomas J. Roche	(Non-Executive Director)

* Members of the Independent Board

The registered office of Jurys Doyle is 146 Pembroke Road, Ballsbridge, Dublin 4.

3. Market Quotations

The following table shows the Closing Price of a Jurys Doyle Share as derived from the Official Lists in each case on the first dealing day in each month from April 2005 to October 2005 inclusive, on 6 May 2005 (the last Business Day prior to the commencement of the Offer Period) and at the close of business on 24 October 2005 (the latest practicable date prior to the posting of this Offer Document);

	Closing Price of a Jurys Doyle Share	
Date	**Irish Stock Exchange**	**London Stock Exchange**
	€	€
1 April 2005	11.75	11.74
3 May 2005	12.12	12.09
6 May 2005	13.36	13.40
1 June 2005	16.00	15.93
1 July 2005	15.35	15.39
2 August 2005	16.95	16.46
1 September 2005	17.75	17.88
3 October 2005	18.60	18.78
24 October 2005	18.65	18.73

As the Redeemable Preference Shares are not yet in issue and are not intended to become quoted, no market price quotations arise in relation to them.

4. Shareholdings and dealings

(a) Shareholdings in Jurys Doyle Shares

(i) At the close of business on 24 October 2005, (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document), the interests of the directors of Jurys Doyle who are members of the Consortium and their respective connected parties, all of which are beneficial, in Jurys Doyle Shares, which have where relevant been notified to Jurys Doyle under section 53 of the Companies Act 1990 or which were required where relevant to be entered in the register of directors' interests maintained under the provisions of section 59 of that Act, are as set out below:

Name	Number Of Jurys Doyle Shares
Eileen Monahan*	4,383,539(9)
Neil Monahan	418,841(10)
John Monahan	418,841(10)
Yvette Monahan	418,841(10)
Raymond Monahan	237,113
Ruth Monahan	418,841
Ann Roche	2,335,873(11)
Joanne Roche	930,757(12)
John Roche	930,757(12)
Thomas J. Roche*	237,113
Conor Roche	930,757
Michelle Roche	930,757
Bernadette Gallagher*	4,383,538(13)
Rachel Gallagher	558,454(14)
Nicole Gallagher	558,454(14)
Mark Gallagher	558,454(14)
John Gallagher	237,113
Walter Beatty & Frances Beatty	487,762
Walter Beatty*	45,517
Louie Beatty	32,898
Liam Beatty	12,007
Lorraine Schaefer(15)	1,242
Robert Beatty	3,845
Louie Beatty & Walter Beatty*	2,546
BT Trust(16)	4,020,107
Royal Link Restaurant Limited(16)	1,537,438
Elizabeth Nelson*	36,823
O'Connell Holdings Limited(17)	1,510,407

* Director of Jurys Doyle

(9) 1,098,475 of these shares are registered in the name of Netherfield Developments Limited.

(10) These shares are registered in the name of Eileen Monahan.

(11) 1,098,474 of these shares are registered in the name of Netherfield Developments Limited.

(12) These shares are registered in the name of Ann Roche.

(13) 1,098,474 of these shares are registered in the name of Netherfield Developments Limited.

(14) These shares are registered in the name of Bernadette Gallagher.

(15) Sister of Walter Beatty.

(16) Company associated with Walter Beatty.

(17) Company associated with Elizabeth Nelson.

(ii) At the close of business on 24 October 2005, (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document), the interests of the directors of Jurys Doyle who are members of the Independent Board and their respective connected parties, all of which are beneficial, in Jurys Doyle Shares, which have been notified to Jurys Doyle under section 53 of the Companies Act 1990 or which were required to be entered in the register of directors' interests maintained under the provisions of section 59 of that Act, are as set out below:

Name	Number of Jurys Doyle Shares	Jurys Doyle Options			
		Number of Jurys Doyle Options	Exercise Date	Expiry Date	Exercise Price €
Richard Hooper	50,779				
Patrick McCann	135,169	47,000	26-Aug-2002	26-Aug-2007	5.11
		65,000	11-Mar-2006	11-Mar-2013	6.35
		85,000	11-Mar-2008	11-Mar-2013	6.35
		80,000	18-Jul-2003	18-Jul-2010	7.45
		60,000	18-Jul-2005	18-Jul-2010	7.45
		40,000	20-Feb-2005	20-Feb-2012	9.00
		20,000	20-Feb-2007	20-Feb-2012	9.00
Paul MacQuillan	90,000	20,000	11-Mar-2006	11-Mar-2013	6.35
		20,000	11-Mar-2008	11-Mar-2013	6.35
		20,000	20-Feb-2005	20-Feb-2012	9.00
		20,000	20-Feb-2007	20-Feb-2012	9.00
		86,500	24-May-2004	24-May-2011	9.40
		86,500	24-May-2006	24-May-2011	9.40
Niall Geoghegan	10,000	20,000	11-Mar-2006	11-Mar-2013	6.35
		20,000	11-Mar-2008	11-Mar-2013	6.35
		45,000	18-Jul-2003	18-Jul-2010	7.45
		40,000	18-Jul-2005	18-Jul-2010	7.45
		20,000	20-Feb-2005	20-Feb-2012	9.00
		20,000	20-Feb-2007	20-Feb-2012	9.00
Brian Collie	3,000				
David Kennedy	1,084				
Peter Malone	27,813				

(iii) At the close of business on 24 October 2005 (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document), the interests of JDH Acquisitions and its respective concert parties, all of which are beneficial, in Jurys Doyle Shares, which have been notified to Jurys Doyle under section 67 of the Companies Act 1990 or which were required to be entered in the register maintained under the provisions of section 80 of that Act are as set out below:

Name	Number Of Jurys Doyle Shares
JDH Acquisitions	5,382,689
Eileen Monahan	4,383,539(18)
Neil Monahan	418,841(19)
John Monahan	418,841(20)
Yvette Monahan	418,841(21)
Raymond Monahan	237,113
Ruth Monahan	418,841
Ann Roche	2,335,873(22)
Joanne Roche	930,757(23)
John Roche	930,757(24)
Thomas J. Roche	237,113
Conor Roche	930,757
Michelle Roche	930,757
Bernadette Gallagher	4,383,538(25)
Rachel Gallagher	558,454(26)
Nicole Gallagher	558,454(27)
Mark Gallagher	558,454(28)
John Gallagher	237,113
Walter Beatty & Frances Beatty	487,762
Walter Beatty	45,517
Louie Beatty	32,898
Liam Beatty	12,007
Lorraine Schaefer	1,242
Robert Beatty	3,845
Louie Beatty & Walter Beatty	2,546
BT Trust	4,020,107
Royal Link Restaurant Limited	1,537,438
Elizabeth Nelson	36,823
O'Connell Holdings Limited	1,510,407

(18) 1,098,475 of these shares are registered in the name of Netherfield Developments Limited.

(19) These shares are registered in the name of Eileen Monahan

(20) These shares are registered in the name of Eileen Monahan

(21) These shares are registered in the name of Eileen Monahan

(22) 1,098,474 of these shares are registered in the name of Netherfield Developments Limited

(23) These shares are registered in the name of Ann Roche

(24) These shares are registered in the name of Ann Roche

(25) 1,098,474 of these shares are registered in the name of Netherfield Developments Limited

(26) These shares are registered in the name of Bernadette Gallagher

(27) These shares are registered in the name of Bernadette Gallagher

(28) These shares are registered in the name of Bernadette Gallagher

(iv) At the close of business on 24 October 2005 (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document) the following persons who have given irrevocable commitments to accept the Offer owned or controlled the following Jurys Doyle Shares:

		Jurys Doyle Options			
Name	Number of Jurys Doyle Shares	Number of Jurys Doyle Options	Exercise Date	Expiry Date	Exercise Price €
Consortium Members					
Eileen Monahan	3,285,064				
Eileen Monahan (re Neil, John & Yvette Monahan)	1,256,523				
Raymond Monahan	237,113				
Ruth Monahan	418,841				
Ann Roche	1,237,399				
Ann Roche (re Joanne & John Roche)	1,861,514				
Thomas Roche	237,113				
Conor Roche	930,757				
Michelle Roche	930,757				
Bernadette Gallagher	3,285,064				
Bernadette Gallagher (re Rachel, Nicole & Mark Gallagher)	1,675,362				
John Gallagher	237,113				
Netherfield Developments Limited	3,295,423				
Walter Beatty & Frances Beatty	487,762				
Walter Beatty	45,517				
Louie Beatty	32,898				
Liam Beatty	12,007				
Lorraine Schaefer	1,242				
Robert Beatty	3,845				
Louie Beatty & Walter Beatty	2,546				
BT Trust	4,020,107				
Royal Link Restaurant Limited	1,537,438				
Elizabeth Nelson	36,823				
O'Connell Holdings Limited	1,510,407				
	26,578,635				
Independent Board					
Richard Hooper	50,779				
Patrick McCann	135,169	47,000	26-Aug-2002	26-Aug-2007	5.11
		65,000	11-Mar-2006	11-Mar-2013	6.35
		85,000	11-Mar-2008	11-Mar-2013	6.35
		80,000	18-Jul-2003	18-Jul-2010	7.45
		60,000	18-Jul-2005	18-Jul-2010	7.45
		40,000	20-Feb-2005	20-Feb-2012	9.00
		20,000	20-Feb-2007	20-Feb-2012	9.00
Paul MacQuillan	90,000	20,000	11-Mar-2006	11-Mar-2013	6.35
		20,000	11-Mar-2008	11-Mar-2013	6.35
		20,000	20-Feb-2005	20-Feb-2012	9.00
		20,000	20-Feb-2007	20-Feb-2012	9.00
		86,500	24-May-2004	24-May-2011	9.40
		86,500	24-May-2006	24-May-2011	9.40
Niall Geoghegan	10,000	20,000	11-Mar-2006	11-Mar-2013	6.35
		20,000	11-Mar-2008	11-Mar-2013	6.35
		45,000	18-Jul-2003	18-Jul-2010	7.45
		40,000	18-Jul-2005	18-Jul-2010	7.45
		20,000	20-Feb-2005	20-Feb-2012	9.00
		20,000	20-Feb-2007	20-Feb-2012	9.00

Name	Number of Jurys Doyle Shares	Number of Jurys Doyle Options	Jurys Doyle Options Exercise Date	Expiry Date	Exercise Price €
Brian Collie	3,000				
David Kennedy	1,084				
Peter Malone	27,813				
	317,845	815,000			
Other Jurys Doyle Shareholders					
Christopher Beatty	212,283				
Liam Carroll	2,639,883[29]				
Thomas Cunningham	350,000				
Margaret Doyle	100,000				
Irish Public Bodies Mutual Insurances Limited	125,000				
John Kidney	230,000				
	3,657,166				
Other Jurys Doyle Optionholders (excluding members of the Independent Board)					
Aggregated Holdings	4,472	17,000	27-Aug-1999	27-Aug-2006	3.59
		20,000	27-Aug-2000	27-Aug-2007	5.11
		20,000	11-Mar-2006	11-Mar-2013	6.35
		20,000	11-Mar-2008	11-Mar-2013	6.35
		393,500	18-Jul-2003	18-Jul-2010	7.45
		744,000	18-Jul-2005	18-Jul-2010	7.45
		40,000	22-Jul-2003	22-Jul-2008	8.13
		280,000	20-Feb-2005	20-Feb-2012	9.00
		310,000	20-Feb-2007	20-Feb-2012	9.00
		90,000	20 Jul-2004	20 Jul-2011	10.20
		143,000	20-Jul-2006	20-Jul-2011	10.20
	4,472	2,077,500			
Total	**30,558,118**	**2,892,500**			

(29) Crossman Properties Limited, a company associated with Liam Carroll, owns 438,000 of these shares and Wainsford Investment Limited, a company associated with Liam Carroll, owns 2,201,883 of these shares.

The Panel has consented to an aggregation of the holdings of Jurys Doyle Optionholders other than the Jurys Doyle Optionholders who are members of the Independent Board. A full list of each individual Jurys Doyle Optionholder's shareholding and optionholding will be available for inspection while the Offer remains open for acceptance at the offices of William Fry Solicitors, Fitzwilton Place, Wilton Place, Dublin 2.

All of the above persons have given irrevocable undertakings to JDH Acquisitions in respect of all of the Jurys Doyle Shares and Jurys Doyle Options held by them.

(v) Goldman Sachs International, financial adviser to JDH Acquisitions holds an exempt status with the Panel and therefore does not need to disclose its holding in Jurys Doyle Shares. At the close of business on 24 October 2005 (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document), persons controlling, controlled by or under the same control as Goldman Sachs International did not own or control any Jurys Doyle Shares.

(vi) At the close of business on 24 October 2005 (the latest practicable date to obtain the relevant information prior to posting of this Offer Document), NCB Stockbrokers Limited and persons controlling, controlled by or under the same control as NCB Stockbrokers Limited, corporate broker to JDH Acquisitions, owned or controlled the following Jurys Doyle Shares:

Name	Number of Jurys Doyle Shares
NCB Stockbrokers Limited and its affiliates	2,935

(vii) At the close of business on 24 October 2005 (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document), IBI Corporate Finance and persons controlling, controlled by or under the same control as IBI Corporate Finance, financial adviser to Jurys Doyle, owned or controlled the following Jurys Doyle Shares:

Name	Number of Jurys Doyle Shares
IBI Corporate Finance Limited	1
J&E Davy	1,448,298
Bank of Ireland Asset Management Limited	179,724

(viii) At the close of business on 24 October 2005 (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document), no partner or member of the professional staff of William Fry Solicitors (legal advisers to JDH Acquisitions) professionally engaged in relation to the Offer or customarily engaged in the affairs of JDH Acquisitions or engaged in JDH Acquisitions' affairs since 9 May 2003 owned or controlled any Jurys Doyle Shares other than Mr. Owen O'Connell, Partner who owned 4,850 Jurys Doyle Shares.

(ix) At the close of business on 24 October 2005 (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document), no partner or member of the professional staff of Arthur Cox (legal advisers to Jurys Doyle) professionally engaged in relation to the Offer or customarily engaged in the affairs of the Jurys Doyle Group or engaged in Jurys Doyle's affairs since 9 May 2003 owned or controlled any Jurys Doyle Shares.

(x) At the close of business on 24 October 2005 (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document), no partner or member of the professional staff of KPMG, Chartered Accountants (auditors to Jurys Doyle) professionally engaged in relation to the Offer or customarily engaged in the affairs of the Jurys Doyle Group or engaged in Jurys Doyle's affairs since 9 May 2003 owned or controlled any Jurys Doyle Shares.

(xi) At the close of business on 24 October 2005 (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document), Bryan Evans, a professional adviser to JDH Acquisitions owned 7,175 Jurys Doyle Shares.

(b) Dealings in Jurys Doyle Shares

(i) Dealings for value in Jurys Doyle Shares by the persons referred to in paragraph 4(a)(i) and (ii) during the Disclosure Period were as follows:

Name	Transaction Type	Date	Quantity	Price €
Patrick McCann	Exercise of Option	9-Sep-2004	30,000	5.11
Brian Collie	Purchase	13-Sep-2004	2,000	10.30
Patrick McCann	Exercise of Option	15-Mar-2005	25,000	5.11
Lorraine Schaefer	Disposal	31-Mar-2005	2,500	11.55
Lorraine Schaefer	Disposal	1-Apr-2005	57,882	11.55
Paul MacQuillan	Purchase	21-Apr-2005	40,000	12.40
Netherfield Developments Limited	Purchase(30)	6-Sep-2005	30,713	18.00
Netherfield Developments Limited	Purchase(30)	6-Sep-2005	5,168	18.10
Netherfield Developments Limited	Purchase(30)	6-Sep-2005	59,833	18.15
Netherfield Developments Limited	Purchase(30)	6-Sep-2005	5,000	18.17
Netherfield Developments Limited	Purchase(30)	6-Sep-2005	2,519,362	18.25
Netherfield Developments Limited	Purchase(30)	6-Sep-2005	5,493	18.20
Netherfield Developments Limited	Purchase(30)	6-Sep-2005	500	18.21
Netherfield Developments Limited	Purchase(30)	7-Sep-2005	669,354	18.50
Royal Link Restaurant Limited	Purchase(31)	9-Sep-2005	73,134	18.35
Royal Link Restaurant Limited	Purchase(31)	9-Sep-2005	20,000	18.40
Royal Link Restaurant Limited	Purchase(31)	9-Sep-2005	96,650	18.50
Royal Link Restaurant Limited	Purchase(31)	12-Sep-2005	1,572	18.40
Royal Link Restaurant Limited	Purchase(31)	12-Sep-2005	10,420	18.45
Royal Link Restaurant Limited	Purchase(31)	12-Sep-2005	123,558	18.50
Royal Link Restaurant Limited	Purchase(31)	12-Sep-2005	835,935	18.65
Niall Geoghegan	Exercise of Option	12-Sep-2005	105,000	4.89
Niall Geoghegan	Disposal	12-Sep-2005	105,000	18.65
Royal Link Restaurant Limited	Purchase(31)	15-Sep-2005	308,215	18.66
David Kennedy	Disposal	15-Sep-2005	49,956	19.00
David Kennedy	Disposal	16-Sep-2005	1	18.80
Royal Link Restaurant Limited	Purchase(31)	16-Sep-2005	67,954	18.90

(30) Netherfield Developments Limited is a company under the beneficial ownership and control of Bernadette Gallagher, Eileen Monahan and Ann Roche (the spouse of Thomas Roche).

(31) Royal Link Restaurant Limited is a wholly owned subsidiary of BT Trust, a trust controlled by Walter Beatty Snr and Frances Beatty, the parents of Walter Beatty.

Save as disclosed in this paragraph 4(b)(i) no director of Jurys Doyle has dealt for value in Jurys Doyle Shares during the Disclosure Period.

(ii) Dealings for value in Jurys Doyle Shares by JDH Acquisitions during the Disclosure Period were as follows:

Name	Transaction Type	Date	Quantity	Price €
JDH Acquisitions	Purchase	12-Oct-2005	2,686,806	18.90
	Purchase	13-Oct-2005	20,000	18.90
	Purchase	14-Oct-2005	36,000	18.90
	Purchase	17-Oct-2005	2,639,883	18.90

(iii) Dealings for value in Jurys Doyle Shares by persons who have irrevocably committed to accept the Offer, in addition to dealings disclosed in paragraph 4(b)(i) during the Disclosure Period were as follows:

Name	Transaction Type	Date	Quantity	Price €
Liam Carroll				
(Crossman Properties Limited)				
	Purchase	30-Aug-2005	438,000	18.00
(Wainsford Investment Limited)				
	Purchase	30-Aug-2005	179,785	18.00
	Purchase	31-Aug-2005	3,605,966	17.79
	Purchase	1-Sep-2005	440,000	17.94
	Purchase	2-Sep-2005	385,846	17.95

Name	Transaction Type	Date	Quantity	Price €
	Purchase	2-Sep-2005	230,170	18.00
	Disposal	17-Oct-2005	2,639,884	18.90
Thomas Cunningham	Disposal	12-Jan-2005	5,000	12.67
	Disposal	24-Jan-2005	12,719	13.10
	Disposal	9-May-2005	10,000	13.25
	Disposal	12-May-2005	10,000	15.00
	Disposal	7-Sep-2005	25,000	18.50
	Disposal	17-Sep-2005	15,000	19.00
Irish Public Bodies Mutual Insurances Limited	Purchase	18-May-2004	50,000	9.60
	Disposal	7-Sep-2004	75,000	10.25
	Disposal	16-Sep-2004	70,000	10.50
	Disposal	18-Jan-2005	150,000	12.75
	Disposal	20-May-2005	54,280	15.55
	Disposal	24-Aug-2005	37,500	17.90
	Disposal	24-Aug-2005	137,500	18.00
Jurys Doyle Optionholders (excluding members of the Independent Board)				
Dealings	Disposal	1-Jun-2004	1,755	9.90
	Exercise of Option	19-Nov-2004	15,000	3.58
	Disposal	23-Nov-2004	15,000	11.50
	Exercise of Option	1-Dec-2004	10,000	8.13
	Disposal	1-Dec-2004	10,000	11.68
	Disposal	7-Dec-2004	400	8.21
	Exercise of Option	21-Dec-2004	350	5.11
	Exercise of Option	17-Feb-2005	5,000	5.11
	Disposal	17-Feb-2005	1,521	13.06
	Exercise of Option	1-Mar-2005	15,000	5.11
	Disposal	11-Apr-2005	495	12.15
	Purchase	22-Apr-2005	2,000	12.30
	Purchase	25-Apr-2005	500	12.28
	Disposal	5-May-2005	2,716	12.20
	Exercise of Option	8-Jun-2005	1,997	Stg£3.28
	Exercise of Option	6-Jul-2005	17,260	5.21
	Disposal	7-Jul-2005	2,719	15.60
	Exercise of Option	8-Jul-2005	460	5.21
	Disposal	8-Jul-2005	460	15.30
	Disposal	11-Jul-2005	1,200	15.80
	Disposal	11-Jul-2005	998	Stg£10.73
	Disposal	12-Jul-2005	2,800	15.80
	Disposal	13-Jul-2005	1,762	15.40
	Disposal	17-Jul-2005	2,300	15.40
	Disposal	21-Jul-2005	3,994	Stg£10.76
	Exercise of Option	3-Aug-2005	15,000	5.11
	Disposal	3-Aug-2005	1,997	Stg£10.80
	Disposal	3-Aug-2005	599	Stg£11.62
	Exercise of Option	4-Aug-2005	14,650	5.11
	Exercise of Option	4-Aug-2005	10,000	8.13
	Disposal	5-Aug-2005	15,000	17.10
	Disposal	9-Aug-2005	32,150	17.40
	Exercise of Option	10-Aug-2005	10,000	8.13
	Disposal	12-Aug-2005	10,000	17.55
	Exercise of Option	18-Aug-2005	10,000	8.13
	Exercise of Option	18-Aug-2005	10,000	5.11
	Exercise of Option	18-Aug-2005	5,000	3.58
	Exercise of Option	19-Aug-2005	4,024	5.21
	Disposal	24-Aug-2005	30,000	18.00
	Exercise of Option	25-Aug-2005	10,000	8.13
	Disposal	25-Aug-2005	10,000	17.00
	Disposal	29-Aug-2005	2,500	17.10
	Disposal	30-Aug-2005	1,093	18.25
	Disposal	1-Sep-2005	10,000	17.75

Name	Transaction Type	Date	Quantity	Price €
	Disposal	2-Sep-2005	5,000	17.25
	Disposal	6-Sep-2005	3,000	18.00
	Disposal	7-Sep-2005	5,000	18.00
	Disposal	7-Sep-2005	515	18.25
	Disposal	7-Sep-2005	21,757	18.30
	Disposal	7-Sep-2005	400	18.15
	Disposal	9-Sep-2005	11,148	18.10
	Disposal	15-Sep-2005	684	18.91
	Disposal	16-Sep-2005	104	18.80
	Disposal	16-Sep-2005	114	18.48
	Disposal	16-Sep-2005	250	18.40

The Panel has consented to the grouping of any dealings during the Disclosure Period by Jurys Doyle Optionholders other than the Jurys Doyle Optionholders who are members of the Independent Board. A list of dealings by each individual Jurys Doyle Optionholder will be available for inspection, while the Offer remains open for acceptances, at the offices of William Fry Solicitors, Fitzwilton House, Wilton Place, Dublin 2

(iv) No partner or member of the professional staff of William Fry, Solicitors professionally engaged in relation to the Offer or customarily engaged in the affairs of JDH Acquisitions or engaged in JDH Acquisitions' affairs since 9 May 2003 dealt in Jurys Doyle Shares during the Disclosure Period.

(v) No partner or member of the professional staff of Arthur Cox professionally engaged in relation to the Offer or customarily engaged in the affairs of Jurys Doyle or engaged in Jurys Doyle's affairs since 9 May 2003, dealt in Jurys Doyle Shares during the period from 9 May 2005 to the close of business on 24 October 2005 being the latest practicable date to obtain the relevant information prior to the posting of this Offer Document.

(vi) No partner or member of the professional staff of KPMG, Chartered Accountants, professionally engaged in relation to the Offer or customarily engaged in the affairs of the Jurys Doyle Group or engaged in Jurys Doyle's affairs since 9 May 2003, dealt in Jurys Doyle Shares during the Disclosure Period.

(vii) Goldman Sachs International, financial adviser to JDH Acquisitions, holds an exempt status with the Panel and therefore does not need to disclose its holdings in Jurys Doyle Shares. No person controlling, controlled by or under the same control as Goldman Sachs International dealt in Jurys Doyle Shares during the Disclosure Period.

(viii) Dealings for value in Jurys Doyle Shares by NCB Stockbrokers Limited and by persons, controlling, controlled by or under the same control as NCB Stockbrokers Limited, corporate broker to JDH Acquisitions, during the Disclosure Period were as follows:

Dealings by discretionary clients of NCB Stockbrokers Limited

Date	Transaction Type	Number of Jurys Doyle Shares	Price €
2-Sep-2004	Purchase	935	10.70
19-Oct-2004	Disposal	900	10.75
11-Jan-2005	Disposal	900	12.75
20-Jan-2005	Disposal	2,000	12.80
28-Jan-2005	Disposal	2,500	12.90
28-Jan-2005	Disposal	2,500	12.90
3-Aug-2005	Disposal	1,380	16.90

(ix) Dealings for value in Jurys Doyle Shares by persons, controlling, controlled by or under the same control as IBI Corporate Finance during the period from 9 May 2005, to the close of business on 24 October 2005 (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document) were as follows:

J&E Davy

Dealings by Focus Investments Limited (a subsidiary of J&E Davy)

Date	Transaction Type	Number of Jurys Doyle Shares	Price per Jurys Doyle Share (€) High	Low
16 May 2005	Purchase	50,000	14.97	14.80
24 May 2005	Purchase	40,000	15.35	15.15
1 June 2005	Disposal	50,000	16.10	15.15
16 June 2005	Purchase	43,500	15.30	15.00
4 July 2005	Purchase	40,000	15.28	15.15
8 July 2005	Purchase	26,500	15.95	15.00
14 July 2005	Disposal	25,000	15.80	15.36
13 July 2005	Disposal	25,000	15.75	15.50
3 August 2005	Purchase	34,442	17.00	16.84
4 August 2005	Purchase	50,000	17.20	16.80
10 August 2005	Disposal	30,000	17.40	17.30
24 August 2005	Disposal	50,000	18.00	17.45
25 August 2005	Purchase	50,000	17.50	16.75
25 August 2005	Disposal	40,000	17.50	16.75
31 August 2005	Disposal	114,442	17.85	17.20

Dealings by discretionary clients of J&E Davy

Date	Transaction Type	Number of Jurys Doyle Shares	Price per Jurys Doyle Share (€) High	Low
9 May 2005	Disposal	6,000	14.10	13.40
12 May 2005	Disposal	20,000	15.22	14.40
17 May 2005	Disposal	2,150	15.00	14.85
19 May 2005	Disposal	1,500	15.50	15.15
20 May 2005	Disposal	750	15.70	15.32
23 May 2005	Disposal	2,500	15.55	15.15
24 May 2005	Disposal	9,200	15.35	15.15
25 May 2005	Disposal	2,000	15.20	15.15
30 May 2005	Disposal	4,000	15.15	15.03
31 May 2005	Disposal	2,000	15.20	15.12
1 June 2005	Disposal	31,372	16.10	15.15
2 June 2005	Disposal	1,000	15.80	15.50
9 June 2005	Disposal	500	15.30	14.90
10 June 2005	Disposal	3,000	15.10	14.90
16 June 2005	Disposal	1,925	15.30	15.00
20 June 2005	Disposal	2,775	15.30	15.20
23 June 2005	Disposal	31,625	15.10	15.05
24 June 2005	Disposal	1,500	15.20	15.00
28 June 2005	Disposal	1,000	15.52	15.30
1 July 2005	Disposal	625	15.55	15.35
6 July 2005	Disposal	3,000	15.75	15.50
7 July 2005	Disposal	13,500	15.69	14.85
8 July 2005	Disposal	400	15.95	15.00
15 July 2005	Disposal	600	15.90	15.35
22 July 2005	Disposal	1,000	15.60	15.45
29 July 2005	Disposal	88,350	16.45	16.03
1 August 2005	Disposal	7,000	17.05	16.35
3 August 2005	Disposal	37,800	17.00	16.84
4 August 2005	Disposal	755	17.20	16.80
5 August 2005	Disposal	2,400	17.10	16.95
9 August 2005	Disposal	500	17.43	17.30
10 August 2005	Disposal	1,200	17.40	17.30
11 August 2005	Disposal	2,350	17.40	17.30
12 August 2005	Disposal	300	17.80	17.30

Date	Transaction Type	Number of Jurys Doyle Shares	Price per Jurys Doyle Share (€)	
			High	Low
15 August 2005	Disposal	50	17.80	17.51
17 August 2005	Disposal	225	17.80	17.60
18 August 2005	Disposal	150	18.00	17.80
23 August 2005	Disposal	4,585	17.65	17.30
24 August 2005	Disposal	1,680	18.00	17.45
25 August 2005	Disposal	29,696	17.50	16.75
26 August 2005	Disposal	5,222	17.10	16.80
30 August 2005	Disposal	1,500	18.00	17.20
31 August 2005	Disposal	1,650	17.85	17.20
2 September 2005	Disposal	100,000	18.00	17.80
5 September 2005	Disposal	316	18.05	17.95
6 September 2005	Disposal	37,484	18.40	17.90
8 September 2005	Disposal	3,000	18.09	17.80
9 September 2005	Disposal	124,026	18.50	17.90
12 September 2005	Disposal	36,095	18.75	18.40
13 September 2005	Disposal	68,950	18.50	18.45
14 September 2005	Disposal	32,032	18.50	18.35
15 September 2005	Disposal	204,223	19.00	18.50
19 September 2005	Disposal	29,500	18.60	18.40
20 September 2005	Disposal	5,200	19.00	18.55
22 September 2005	Disposal	755	19.50	18.50
26 September 2005	Disposal	6,576	18.70	18.50
7 October 2005	Disposal	750	18.75	18.65
12 October 2005	Disposal	97,200	19.20	18.80

Bank of Ireland Asset Management Limited

Date	Transaction Type	Number of Jurys Doyle Shares	Price per Jurys Doyle Share (€)
19 May 2005	Disposal	26,758	15.42
19 May 2005	Purchase	1,268	14.93
14 June 2005	Disposal	1,192	15.15
30 June 2005	Disposal	8,918	15.53
13 July 2005	Purchase	562	15.68
2 August 2005	Disposal	4,300	16.30
10 August 2005	Disposal	1,488	17.40
24 August 2005	Disposal	5,539,141	18.00
3 October 2005	Purchase	1,371	18.80
20 October 2005	Purchase	522	18.89

IBI Corporate Finance Limited has not dealt for value in Jurys Doyle Shares from 9 May 2005 to the close of business on 24 October 2005 (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document).

(c) Save as disclosed herein, no shareholder or prospective shareholder of JDH Acquisitions, or persons connected to them, has dealt for value in Jurys Doyle Shares during the Disclosure Period.

(d) Save as disclosed in paragraphs 4(a) and 4(b) above, none of the directors of JDH Acquisitions (whose names are set out in paragraph 2(a) of this Appendix V) nor any member of their immediate families, related trusts or persons connected with them (within the meaning of the Companies Act 1990), to the best of the knowledge of each of the directors of JDH Acquisitions, any person who has irrevocably committed themselves to accept the offer, nor any associate of JDH Acquisitions, nor any persons deemed to be acting in concert with JDH Acquisitions, own or control any Jurys Doyle Shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect of, or any derivatives referenced to, any Jurys Doyle Shares ("relevant securities"), nor has any such person dealt for value therein during the Disclosure Period.

(e) Save as disclosed in this paragraph 4 neither:

(i) any subsidiary of Jurys Doyle, nor any pension fund of Jurys Doyle or any of its subsidiaries nor any associate of Jurys Doyle, nor any bank or financial or other professional adviser of Jurys Doyle or JDH Acquisitions (including stockbrokers but excluding exempt market makers or exempt fund managers), including any person controlling, controlled by or under the same control as any such bank or financial or other professional adviser; nor

(ii) any discretionary fund manager (other than an exempt fund manager) connected with Jurys Doyle

owns or controls any relevant securities as at the close of business on 24 October 2005 (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document), nor has any such person as is mentioned in sub-paragraphs (i) or (ii) above dealt for value therein from 9 May 2005, to the close of business on 24 October 2005 (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document).

(f) Save as disclosed herein, neither: (i) JDH Acquisitions, nor any person acting in concert with JDH Acquisitions, nor so far as JDH Acquisitions and its directors are aware, any associate of JDH Acquisitions; (ii) Jurys Doyle, nor any person acting in concert with Jurys Doyle, nor so far as Jurys Doyle and its directors are aware, any associate of Jurys Doyle, has any arrangement with any other person in relation to relevant securities. For these purposes "arrangement" includes any indemnity or option arrangements and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which is or may be an inducement to deal or refrain from dealing in such securities.

(g) Save as disclosed in this paragraph 4, and in paragraph 3 of Appendix III neither Jurys Doyle nor any of the directors of Jurys Doyle nor any members of their immediate families, related trusts or persons connected with them (within the meaning of Part IV of the Companies Act 1990) owns or is directly or indirectly interested in any ordinary shares in JDH Acquisitions, nor has any such person dealt for value therein during the Disclosure Period.

(h) No Jurys Doyle Shares were redeemed or purchased by Jurys Doyle during the Disclosure Period.

(i) Save as disclosed in this paragraph 4, and in paragraph 3 of Appendix III no relevant securities in JDH Acquisitions are owned or controlled by Jurys Doyle subsidiaries, a pension fund of Jurys Doyle or any associate of Jurys Doyle.

(j) References in this paragraph 4 to:

(i) an "associate" are to:

(a) subsidiaries and associated companies of Jurys Doyle or as the case may be JDH Acquisitions and companies of which any such subsidiaries or associated companies are associated companies;

(b) banks, financial and other professional advisers (including stockbrokers) to Jurys Doyle or, as the case may be, JDH Acquisitions or a company covered in (a) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

(c) the directors of Jurys Doyle, the directors of JDH Acquisitions and the directors of any company covered in (a) above (together in each case with their close relatives and related trusts);

(d) the pension funds of Jurys Doyle or a company covered in (a) above; and

(e) an investment company, unit trust or other person whose investments an associate (as otherwise defined in this paragraph (i)(a)) manages on a discretionary basis, in respect of the relevant investments accounts;

(ii) a "bank" does not apply to a bank whose sole relationship with JDH Acquisitions or Jurys Doyle or a company covered in paragraph (k)(i)(a) above is the provision of normal commercial banking services or such activities in connection with the Offer as handling acceptances and other registration work.

(k) For the purposes of this paragraph 4, ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and "control" means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holding gives de facto control.

(l) To the extent that any dealings are disclosed by persons deemed to be acting in concert with JDH Acquisitions after the announcement of the Offer and before the Offer becomes or is declared unconditional in all respects, details of such dealings will be put on display at the offices of William Fry Solicitors, Fitzwilton House, Wilton Place, Dublin 2.

5. Material Contracts

(a) Jurys Doyle

The following is a summary of all material contracts (not being entered into in the ordinary course of business) which have been entered into by Jurys Doyle since 9 May 2003 and are or may be material or contracts (not being entered into in the ordinary course of business) which contain any provisions under which any member of the Jurys Doyle Group has any obligations or entitlements which are material to Jurys Doyle at the date of this Offer Document:

(i) On 5 February 2003, Jurys Doyle Hotel Management (UK) Limited with Jurys Doyle as guarantor, entered into a development agreement with BAA Partnership Limited to take a lease of land at Heathrow Airport. Jurys Doyle Hotel Management (UK) Limited subsequently constructed a new 3-star hotel on the site now known as Hatton Cross Hotel and on 30 November 2004, completed a 99 year lease of the land on which the hotel is situated. No consideration was payable under this agreement. Jurys Doyle Hotel Management (UK) Limited will pay a market rent in respect of this hotel for the duration of the lease.

(ii) On 13 February 2004, Jurys Doyle entered into a contract with Damesfield Limited for the sale of Jurys Limerick hotel. The consideration in respect of the sale was €9,750,000. Jurys Doyle gave warranties to the purchaser which were appropriate and customary to a transaction of that size and nature.

(iii) On 27 April 2004, Jurys Doyle issued and sold 6.2 per cent. Guaranteed Senior Secured Dollar Bonds due in 2014 with an aggregate principal amount of US$50,000,000 and 7.2 per cent. Guaranteed Senior Secured Sterling Bonds due in 2014 with an aggregate principal amount of

£25,000,000. These amounts are secured by guarantees and floating charges over the Company and the material subsidiaries of Jurys Doyle gave an indemnity to the bondholders which was appropriate and customary to a transaction of that size and nature.

(iv) On 23 July 2004, Jurys Doyle entered into an agreement for lease and development agreement with Lauris Limited, Gambetto Limited and Pairc An Chrocaigh Teoranta for a 33 year and 313 day lease of the new 4-star hotel to be constructed adjacent to Croke Park Stadium, Jones Road, Dublin 3. The hotel opened on 8 September 2005. Jurys Doyle gave indemnities to the landlord and its investors appropriate and customary to a transaction of that size and nature.

(v) On 6 August 2004, Jurys Doyle entered into a conditional agreement to sell its interest in the Jurys Doyle hotel located at Lancaster Quay on the Western Road in Cork to Riga Limited for the sum of €14,000,000 by way of agreement for lease and licence. Additionally, Leeside Property Ventures Limited entered into a development agreement (together with Jurys Doyle and Riga Limited) and an agreement for lease with Riga Limited for the construction of a new 4-star hotel and car park on this site and the leaseback of that hotel and car park to Jurys Doyle. Jurys Doyle gave indemnities to the purchaser and its bank appropriate and customary to a transaction of that size and nature. Jurys Doyle gave a guarantee to the purchaser's associated company to perform its contractual obligations under the agreement fully.

(vi) On 25 August 2004, Jurys Doyle entered into a 35 year lease of the Jurys Inn at Parnell Street, Dublin with Clarinabbey Limited and investors pursuant to an agreement for lease dated 19 December 2002. Jurys Doyle gave indemnities to the investors appropriate and customary to a transaction of that size and nature.

(vii) On 12 November 2004, Jurys Doyle purchased the freehold title to Jurys Inn Galway on foot of an option from Thomas McDonagh & Sons Limited. The consideration in respect of the purchase was €12,201,065.

(viii) On 16 March 2005, Jurys Doyle Hotel Management (UK) Limited with Jurys Doyle as guarantor, entered into an agreement for lease and development agreement with Forest Inns Limited for a 35 year underlease of a new hotel to be constructed at the west side of London Road, Nottingham and to be known as The Hotel, The Waterfront, London Road, Nottingham. Jurys Doyle assumed responsibility for insuring the hotel for so long as it remained the tenant. No consideration was payable under this agreement. Jurys Doyle will pay a market rent in respect of this hotel for the duration of the lease.

(ix) On 31 May 2005, Jurys Doyle purchased the freehold title to Jurys Inn Cork on foot of an option from Green Island Developments Limited. The consideration in respect of the purchase was €8,888,167.

(x) On 8 June 2005, pursuant to an agreement for lease and development agreement dated 27 August 2004, Jurys Doyle as guarantor entered into a 35 year lease of the new hotel known as The Hotel, Charlotte Place, Southampton with Drum Road Properties Limited and assumed responsibility for insuring the hotel for so long as Jurys Doyle Hotel Management (UK) Limited remained the tenant. No consideration was payable under this agreement. Jurys Doyle Hotel Management (UK) Limited will pay a market rent in respect of this hotel for the duration of the lease.

(xi) On 27 July 2005 Jurys Doyle entered into an agreement whereby Jurys Doyle agreed to exit from the Ballsbridge Site. The consideration after the assumption of liabilities, amounted to €260 million payable in cash upon completion. Under the terms of the agreement, Jurys Doyle will continue to operate its existing trading operations on the Ballsbridge Site under a short-term lease arrangement until 6 September 2007 (with an option for early termination on the giving of three months' notice). Padholme and Sean Dunne entered into a deed of restrictive covenant with Jurys Doyle not to build a hotel, motel, inn, guesthouse, aparthotel or hostel on the Ballsbridge Site or allow the Ballsbridge Site to be used as a hotel, motel, inn, guesthouse, aparthotel or hostel. Jurys Doyle gave warranties and an indemnity to Padholme pursuant to the Agreement which were appropriate and customary to a transaction of this size and nature. The Ballsbridge Site transaction was approved by Jurys Doyle Shareholders at an extraordinary general meeting of Jurys Doyle held on 27 September 2005 and was completed on 20 October 2005.

(xii) On 11 October 2005 the Company and JDH Acquisitions entered into an agreement for the purposes of implementing certain procedural matters in the context of the Offer (the "Transaction Agreement"). For those purposes, the Transaction Agreement includes a provision that the Company agrees with JDH Acquisitions that during the period while the Offer is being implemented the business and operations of the Jurys Doyle Group will be conducted in their ordinary and usual course and in a manner generally consistent with past practice and includes restrictions as to payments to directors and employees of Jurys Doyle in connection with the Offer other than those contemplated at paragraph 10(a) below.

Further, in the context of JDH Acquisitions financing the Offer, the Company agreed to co-operate with JDH Acquisitions in connection with third party financing being obtained by JDH Acquisitions. Both the Company and JDH Acquisitions agree with each other that each shall (and shall procure that their respective subsidiaries, affiliates, advisers, officers and employees) co-operate in implementing the Offer. Such co-operation includes co-operating and assisting each other in the preparation of this Offer Document and any other document to be issued by JDH Acquisitions in relation to the Offer (including particulars relating to the Jurys Doyle Group and JDH Acquisitions) and ensuring that the Offer Document is circulated to all the Jurys Doyle Shareholders at the same time and in a co-ordinated manner.

(b) JDH Acquisitions

The following contracts not being entered into in the ordinary course of business have been entered into by JDH Acquisitions since incorporation and are or may be material:

(i) Conditional Credit Facilities (Phase I) Agreement dated 11 October 2005 for JDH Acquisitions, arranged by Allied Irish Banks plc with Allied Irish Banks plc as facility agent and Allied Irish Banks plc as security trustee. Further details of this agreement are set out in Appendix III paragraph 5.

(ii) Conditional Credit Facilities (Phase 2) Agreement dated 11 October 2005 for JDH Acquisitions, arranged by Allied Irish Banks plc with Allied Irish Banks plc as facility agent and Allied Irish Banks plc as issuing bank and Allied Irish Banks plc as security trustee. Further details of this agreement are set out in Appendix III paragraph 5.

(iii) Share Subscription and Shareholders Agreement dated 12 October 2005. Further details of this agreement are set out in Appendix III paragraph 4.

(iv) Transaction Agreement dated 11 October 2005 made between JDH Acquisitions and Jurys Doyle. Further details of this agreement are set out at paragraph 5(a)(xii) above.

6. Directors' service contracts

None of the directors of Jurys Doyle has a service contract with Jurys Doyle or its subsidiaries or associated companies with more than twelve months to run.

7. Sources of information and bases of calculation

Unless otherwise stated, in this Offer Document:

(a) The financial information relating to the Jurys Doyle Group is extracted from the audited consolidated financial statements of the Jurys Doyle Group for the relevant financial year or from the interim results statement of the Jurys Doyle Group for the six months ended 30 June 2005.

(b) The value of the issued and to be issued ordinary share capital of Jurys Doyle is based upon 63,399,422 Jurys Doyle Shares in issue and 2,898,775 Jurys Doyle Shares issuable to Jurys Doyle Optionholders under the Jurys Doyle Option Schemes as at 24 October 2005.

(c) Jurys Doyle Share prices are sourced from the Official List of the Irish Stock Exchange and the Official List of the London Stock Exchange, respectively.

(d) References to a percentage of Jurys Doyle Shares are based on the number of Jurys Doyle Shares in issue as at 24 October 2005 or where referenced to as being on a fully diluted basis, based on the number of Jurys Doyle Shares in issue and under option as at 24 October 2005.

(e) The net asset value per Jurys Doyle Share as at 30 June 2005, post completion of a revaluation of Jurys Doyle's properties, is based upon net assets of €708,864,000 as at 30 June 2005 and 63,038,727 Jurys Doyle Shares in issue as at 30 June 2005.

(f) The net asset value per Jurys Doyle Share as at 30 June 2005, post completion of a revaluation of Jurys Doyle's properties and adjusted for the profit in respect of the Company's exit from the Ballsbridge Site, is based upon net assets of €873,179,000 (being the net assets of €708,864,000 as at 30 June 2005 adjusted for the profit of €164,315,000 on the Company's exit from the Ballsbridge Site) and 63,038,727 Jurys Doyle Shares in issue as at 30 June 2005.

8. Compulsory acquisition, de-listing and re-registration

If, on or before the expiration of 4 months from the date of posting of the Offer Document, JDH Acquisitions has, as a result of acceptances of the Offer, and subject to certain conditions, acquired or contracted to acquire at least 80 per cent. in value of the Jurys Doyle Shares to which the Offer relates then JDH Acquisitions, will be entitled, and intends, to acquire compulsorily the remainder of the outstanding Jurys Doyle Shares in accordance with section 204 of the Companies Act 1963.

As soon as it is appropriate and possible to do so and subject to the Offer becoming or being declared unconditional in all respects, JDH Acquisitions may apply for cancellation of the listing of Jurys Doyle Shares on the Official Lists and for cancellation of trading in Jurys Doyle Shares on the markets of the Irish Stock Exchange and the London Stock Exchange. It further intends to propose a resolution to re-register Jurys Doyle as a private company under the relevant provisions of the Companies (Amendment) Act 1983.

If Jurys Doyle seeks the de-listing of the Jurys Doyle Shares, JDH Acquisitions have agreed that the Jurys Doyle Shares will not be de-listed until the later of (a) 14 days after the Offer closes for acceptance or (b) if sufficient acceptances of the Offer are required to permit the application of section 204 of the Companies Act, 1963, the date when the consideration payable under the Offer in respect of Jurys Doyle Shares acquired pursuant to section 204 has been paid by JDH Acquisitions to the Company. Subject as aforesaid a notice period of not less than 20 Business Days prior to cancellation will commence either on JDH Acquisitions attaining, owning or having agreed to acquire shares carrying 75 per cent. of the voting rights in Jurys Doyle or on the first date of issue of compulsory acquisition notices under section 204 of the Companies Act 1963.

9. Irish and United Kingdom Taxation

The following is a general summary of the significant Irish and UK tax considerations applicable to certain Irish and UK holders in respect of the disposition of Jurys Doyle Shares under the Offer. The comments are intended only as a general guide and do not constitute tax advice.

(a) Irish Tax Considerations

This summary is based on Irish taxation laws currently in force, regulations promulgated thereunder, the current provisions of the Ireland-United Kingdom Double Taxation Convention (the "Ireland-UK Treaty"), proposals to amend any of the foregoing publicly announced prior to the date hereof, and the currently published administrative practices of the Irish Revenue Commissioners. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes will have on the statements contained in this summary. We have assumed, for the purposes of this summary, that any proposed amendments will be enacted in the form proposed. No assurance is or can be given that proposed amendments will be enacted as proposed, or that legislative or judicial changes, or changes in administrative practice, will not modify or change the statements expressed herein.

As mentioned this summary is of a general nature only and does not discuss all aspects of Irish taxation that may be relevant to a particular Irish or UK Holder of Jurys Doyle Shares.

Holders of Jurys Doyle Shares are advised to consult their own tax advisers with respect to the application of Irish taxation laws to their particular circumstances in relation to the offer.

The summary only applies to Jurys Doyle Shareholders that legally and beneficially hold their Jurys Doyle Shares as capital assets and does not address special classes of holders of Jurys Doyle Shares, including, but not limited to dealers in securities, insurance companies, pension schemes, employee share ownership trusts, collective investment undertakings, charities, tax-exempt organisations, financial institutions and close companies, each of which may be subject to special rules not discussed below.

(i) Irish Tax Considerations for Irish Holders of Jurys Doyle Shares

This section applies to holders of Jurys Doyle Shares ("Irish Holders") that (i) beneficially own the Jurys Doyle Shares registered in their name; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland under Irish taxation laws; (iii) in the case of holders that are companies, are resident in Ireland under Irish taxation laws; and (iv) are not considered resident in any country other than Ireland for the purposes of any double taxation agreement entered into by Ireland.

A. Acceptance of the Offer

Irish holders who, under the Offer, dispose of their Jurys Doyle Shares for cash will be subject to Irish CGT (in the case of individuals) or Irish corporation tax (in the case of companies) to the extent that the proceeds realised from such disposition exceed the base cost (indexation may apply to increase the base cost of acquisitions of shares made prior to 1 January 2003) of their Jurys Doyle Shares plus incidental selling expenses. The current rate of tax applicable to such chargeable gains is 20 per cent. Irish individual holders are entitled to an annual exemption of €1,270 which may have the effect of reducing their CGT liability. Irish Holders that realise a loss on the disposition of Jurys Doyle Shares will generally be entitled to offset such capital losses against chargeable gains realised from other sources in determining their CGT or corporation tax liability in a year. Indexation cannot increase a capital loss. Capital losses which remain unrelieved in a year may generally be carried forward and applied against chargeable gains realised in future years.

Irish holders who, under the Offer, dispose of their Jurys Doyle Shares for Redeemable Preference Shares should not be subject to Irish CGT (in the case of individuals) or Irish corporation tax (in the case of companies). In these circumstances, the base cost of the Redeemable Preference Shares would be the inherited base cost of the Irish holders' Jurys Doyle Shares for Irish CGT purposes.

B. Stamp Duty

No Irish Stamp Duty will be payable by a holder of Jurys Doyle Shares in relation to the disposal of Jurys Doyle Shares under the Offer.

C. Jurys Doyle Optionholders

Unique Irish tax considerations may apply to Jurys Doyle Optionholders and Jurys Doyle Optionholders should refer to the separate proposal document to be delivered to them and should seek appropriate tax advice as required.

(ii) Irish Tax Considerations for UK Holders of Jurys Doyle Shares

This section applies to holders of Jurys Doyle Shares ("UK Holders") who (i) beneficially own Jurys Doyle Shares; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in the United Kingdom for UK tax purposes, and not also resident, ordinarily resident or domiciled in Ireland for Irish tax purposes; (iii) in the case of corporate holders, are resident in the United Kingdom for UK tax purposes, and not also resident in Ireland for Irish tax purposes; (iv) are considered resident in the United Kingdom for the purposes of the Ireland-UK Treaty; and (v) do not hold their Jurys Doyle Shares, in connection with any business carried on through a permanent establishment in Ireland.

A. Acceptance of the Offer.

UK Holders who, under the Offer, dispose of their Jurys Doyle Shares for cash, will not be subject to Irish CGT on the disposal of their Jurys Doyle Shares.

Where UK Holders sell their shares at a time when the shares are not quoted and the shares derive the greater part of their value from Irish land or buildings, Irish CGT could arise.

UK Holders who, under the Offer, dispose of their Jurys Doyle Shares for Redeemable Preference Shares should not be subject to Irish CGT. In these circumstances, the base cost of the Redeemable Preference Shares would be the inherited base cost of the UK Holders' Jurys Doyle Shares for Irish CGT purposes.

B. Stamp Duty.

No Irish Stamp Duty will be payable by UK Holders of Jurys Doyle Shares in relation to the disposal of those shares under the Offer.

(b) UK Tax Considerations

The following paragraphs, which are intended as a general guide only, are based on current UK legislation and the practice of the United Kingdom Inland Revenue. They summarise certain limited aspects of the UK taxation treatment of the acceptance of the Offer, and they relate only to the position of individual and corporate Jurys Doyle Shareholders who hold their Jurys Doyle Shares beneficially as an investment and who are resident (and, if individuals, domiciled) in the UK for taxation purposes.

If you are in any doubt as to your taxation position or if you are subject to taxation in any jurisdiction other than Ireland or the UK, you should consult an appropriate professional adviser without delay. For the Irish tax considerations for UK Holders, please see "Irish Tax Considerations for UK Holders of Jurys Doyle Shares" at 9(a)(ii) above.

(i) UK taxation on chargeable gains

Liability to UK taxation on chargeable gains will depend on the individual circumstances of Jurys Doyle Shareholders.

Receipt by a Jurys Doyle Shareholder of cash under the Offer will constitute a disposal, or part disposal, of his Jurys Doyle Shares for the purposes of UK taxation on chargeable gains which may, depending on the shareholder's individual circumstances (including the availability of exemptions and allowable losses, together with any applicable indexation and/or taper relief), give rise to a liability to UK taxation on chargeable gains.

Receipt by a Jurys Doyle Shareholder of Redeemable Preference Shares under the Offer may entitle the shareholder to avoid an immediate UK tax liability on the chargeable gain.

(ii) Other direct tax matters

Further tax provisions may apply to Jurys Doyle Shareholders that have acquired or acquire their Jurys Doyle Shares by exercising options under the Jurys Doyle Share Option Schemes including provisions imposing a charge to income tax when such an option is exercised.

(iii) Stamp duty, stamp duty reserve tax ("SDRT") and acceptance of the Offer

No stamp duty or SDRT will be payable by Jurys Doyle Shareholders in relation to the disposal of Jurys Doyle Shares under the Offer.

10. Other information

(a) Jurys Doyle has agreed to remunerate the non-executive members of the Independent Board for the additional work performed by them in connection with the Offer and other proposals which Jurys Doyle received from Precinct Investments Limited. This remuneration is payable as follows:

Name	€
Richard Hooper	190,000
Brian J. Collie	45,000
Peter Fitzpatrick	45,000
David M. Kennedy	55,000
Peter G. Malone	45,000

(b) Full acceptance of the Cash Offer would involve a maximum cash payment of approximately €1.25 billion. Goldman Sachs International is satisfied that the necessary resources are available to JDH Acquisitions to enable it to satisfy full acceptance of the Offer.

(c) No proposal exists in connection with the Offer that any payment or other benefit shall be made or given by JDH Acquisitions to any director of Jurys Doyle as compensation for loss of office or as consideration for or in connection with his retirement from office.

(d) Goldman Sachs International, financial adviser to JDH Acquisitions, NCB Stockbrokers Limited, corporate broker to JDH Acquisitions and IBI Corporate Finance, financial adviser to Jurys Doyle have given and not withdrawn their written consent to the inclusion in this Offer Document of the references to their names in the form and context in which they appear and KPMG Chartered Accountants, auditors to Jurys Doyle has given and not withdrawn its written consent to the inclusion of its name in this Offer Document in the form and context in which it appears.

(e) Save as otherwise disclosed in this Offer Document, no agreement, arrangement or understanding exists between JDH Acquisitions or any person acting in concert with it or any of its associates and any of the directors or recent (i.e. the period from 9 May 2004 to 24 October 2005, the latest practicable date prior to the posting of this Offer Document) directors, shareholders or recent shareholders of Jurys Doyle having any connection with or dependence on, or which is conditional on, the outcome of the Offer.

(f) Save as otherwise disclosed in this Offer Document, no agreement, arrangement or understanding exists whereby the beneficial ownership of any Jurys Doyle Shares acquired in pursuance of the Offer will be transferred to any other person, but JDH Acquisitions reserves the right to transfer any Jurys Doyle Shares to any other member of the JDH Acquisitions Group and the right to assign any such Jurys Doyle Shares by way of security or grant any other security interest on such Jurys Doyle Shares in favour of any or all of the parties to any of the financial facilities as described in paragraph 5 of Appendix III.

(g) Save as disclosed in this Offer Document, the directors of JDH Acquisitions are not aware of any material change in the financial or trading position of JDH Acquisitions since incorporation.

(h) Save as disclosed in this Offer Document, the directors of Jurys Doyle are not aware of any material change in the financial or trading position of Jurys Doyle since 31 December 2004 (the date to which the last published audited accounts of Jurys Doyle were prepared).

(i) The total emoluments receivable by the current directors of JDH Acquisitions will not be affected as a result of the Offer.

(j) Save as disclosed in this Offer Document there has been no material change in information previously published by Jurys Doyle or JDH Acquisitions in connection with the Offer since the commencement of the Offer Period.

(k) Each of Jurys Doyle and JDH Acquisitions will pay its own expenses in connection with the Offer.

11. Documents available for inspection

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this Offer Document while the Offer remains open for acceptance at the offices of William Fry Solicitors, Fitzwilton House, Wilton Place, Dublin 2:

(a) the memorandum and articles of association of JDH Acquisitions;

(b) the memorandum and articles of association of Jurys Doyle;

(c) the annual report and audited group financial statements of Jurys Doyle for the two financial years ended 31 December 2003 and 31 December 2004;

(d) the unaudited interim results for Jurys Doyle for the six month period ended 30 June 2005.

(e) the letters of consent referred to in paragraph 10(d) above;

(f) the material contracts referred to in paragraph 5 above;

(g) correspondence with the Panel which is required to be displayed;

(h) the irrevocable commitments set out in paragraph 4(a)(iv) above;

(i) the Expenses Reimbursement Agreement;

(j) the announcement made on 12 October 2005 and all other announcements which have been made relating to the Offer pursuant to Rule 26(a) of the Takeover Rules;

(k) this Offer Document dated 26 October 2005 and the Form of Acceptance; and

(l) a full list of each individual Jurys Doyle Optionholders' shareholding, optionholding and dealings and any other dealings in respect of which the Panel has consented to aggregation.

Appendix VI
THE CONSORTIUM

Bernadette Gallagher
John Gallagher
Rachel Gallagher
Nicole Gallagher
Mark Gallagher

Ann Roche
Tom Roche
Conor Roche
Michelle Roche
Joanne Roche
John Roche

Eileen Monahan
Ray Monahan
Neil Monahan
Ruth Monahan
John Monahan
Yvette Monahan

Netherfield Developments Limited

Walter Beatty Senior
Frances Beatty
Walter Beatty
Liam Beatty
Louie Beatty
Lorraine Schaefer
Robert Beatty
BT Trust
Royal Link Restaurant Limited

Elizabeth Nelson
O'Connell Holdings Limited

Appendix VII
DEFINITIONS

The following definitions apply throughout this Offer Document, unless the context requires otherwise:

"Advertisement"	the advertisement of the Offer to be placed in The Irish Times and The Financial Times on or about 26 October 2005
"Ballsbridge Site"	Jurys Ballsbridge Hotel, The Towers, The Berkeley Court Apartments and approximately 0.22 acres of The Berkeley Court Hotel site to the rear of The Berkeley Court Apartments, being a site measuring approximately 4.84 acres, situated at Pembroke Road and Lansdowne Road, Ballsbridge, Dublin 4
"Board"	the board of directors of Jurys Doyle
"Board of JDH Acquisitions"	the board of directors of JDH Acquisitions
"Business Day"	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in Dublin
"Cash Offer" or **"Mandatory Cash Offer"**	the cash offer of €18.90 per Jurys Doyle Share
"CGT"	capital gains tax
"Closing Price"	the official closing price or the middle market quotation, as appropriate, of a Jurys Doyle Share as derived from the Official Lists
"Consortium"	the persons listed in Appendix VI
"CREST"	the relevant system as defined in the Regulations in respect of which CRESTCo is the Operator (as defined in the Regulations)
"CRESTCo"	CRESTCo Limited
"Disclosure Period"	the period commencing on 9 May 2004 (the date 12 months prior to the commencement of the Offer Period) and ending on 24 October 2005 (the latest practicable date to obtain the relevant information prior to the posting of this Offer Document)
"Escrow Agent"	Computershare Investor Services (Ireland) Limited (in its capacity as an Escrow Agent as described in the CREST manual issued by CRESTCo)
"Expenses Reimbursement Agreement"	the agreement described in paragraph 8 of Part I of this Offer Document which agreement replaced a prior agreement of 4 October 2005 relating to the same matters
"EURIBOR"	for an interest period of any loan or overdue amount in euro: (a) the applicable Screen Rate; or (b) if no Screen Rate is available for that term of that loan or overdue amount, the arithmetic mean (rounded upward to four decimal places) of the rates as supplied to the facility agent at its request quoted by Allied Irish Bank plc to leading banks in the European interbank market, as of 10.00 a.m. (Dublin time) on the Quotation Date for the offering of deposits in euro for a period comparable to that term
"Form of Acceptance"	the form of acceptance, election and authority relating to the Offer to accompany the Offer Document for use by Jurys Doyle Shareholders

"FRS"	Financial Reporting Standard
"Goldman Sachs International"	Goldman Sachs International
"IBI Corporate Finance"	IBI Corporate Finance Limited, a wholly-owned subsidiary of The Governor and Company of the Bank of Ireland
"Independent Board"	Richard Hooper, Brian Collie, Peter Fitzpatrick, Niall Geoghegan, David Kennedy, Paul MacQuillan, Peter Malone and Patrick McCann
"Ireland"	Ireland, excluding Northern Ireland and the word Irish shall be construed accordingly
"Irish Stock Exchange"	The Irish Stock Exchange Limited
"JDH Acquisitions"	JDH Acquisitions plc, a public limited company incorporated in Ireland
"Jurys Doyle" or the **"Company"**	Jurys Doyle Hotel Group plc
"Jurys Doyle Group" or **"Group"**	Jurys Doyle, its subsidiaries and associated undertakings
"Jurys Doyle Options"	options to subscribe for Jurys Doyle Shares pursuant to the Jurys Doyle Share Option Schemes
"Jurys Doyle Optionholders"	participants in the Jurys Doyle Share Option Schemes
"Jurys Doyle Share" or **"Jurys Doyle Shares"**	the existing and allocated or issued and fully paid ordinary shares of 32 cent each in the capital of Jurys Doyle and any further such shares which may be allotted or issued prior to the date on which the Offer closes (or such earlier time(s) and/or date(s) as JDH Acquisitions may, subject to the Takeover Rules, decide
"Jurys Doyle Share Option Schemes"	the Jurys Doyle Hotel Group plc 1996 Share Option Scheme, the Irish 1999 Savings Related Share Option Scheme and the Jurys Doyle Hotel Group plc Save as You Earn Share Option Scheme pursuant to which certain employees and former employees of Jurys Doyle hold options over Jurys Doyle Shares
"Jurys Doyle Shareholders"	holders of Jurys Doyle Shares
"LIBOR"	in relation to any loan other than any loan denominated in euro: (a) the applicable Screen Rate; or (b) (if no Screen Rate is available for the currency or interest period of that loan) the arithmetic mean determined by the agent (rounded upwards to four decimal places) of the rates as supplied to the agent at its request quoted by Allied Irish Bank plc to leading banks in the London interbank market, as of 10.00 a.m. (Dublin time) on the Quotation Day for the offering of deposits in the currency of that loan and for a period comparable to the interest period for that loan;
"London Stock Exchange"	London Stock Exchange plc
"Member Account ID"	the identification code or number attached to any member account in CREST

"Offer"	the recommended mandatory cash offer by Goldman Sachs International for and on behalf of JDH Acquisitions to acquire all the Jurys Doyle Shares not already owned by JDH Acquisitions on the terms set out in this Offer Document and the acceptance documents and including, where the context so permits, the Redeemable Preference Share Alternative and, where the context so requires, any subsequent revision, variation, extension or renewal thereof
"Offer Document"	this Offer Document dated 26 October 2005 detailing the terms of the Offer
"Offer Period"	the offer period for the purposes of the Takeover Rules which commenced on 9 May 2005, being the date of the announcement by Jurys Doyle that it had received an unsolicited approach which may or may not lead to an offer for the Company
"Offer Price"	the price per Jurys Doyle Share offered pursuant to the Cash Offer or any revision thereof
"Offeror"	JDH Acquisitions plc
"Official Lists"	the Official List of the Irish Stock Exchange and/or the Daily Official List of the UK Listing Authority as the context so requires
"Overseas Shareholders"	has the meaning set out in paragraph 7(a) of Part B of Appendix I
"Panel"	the Irish Takeover Panel established under the Irish Takeover Panel Act 1997
"Participant ID"	the identification code or membership number used in CREST to identify a particular member of CREST or other participant in CREST
"Quotation Day"	in relation to any period for which an interest rate is to be determined: (a) (if the currency is Sterling) the first day of that period; (b) (if the currency is euro) two target days before the first day of that period; or (c) (for any other currency) two Business Days before the first day of that period, unless market conventions differ in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the agent in accordance with the market conventions in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days)
"Receiving Agent"	Computershare Investor Services (Ireland) Limited
"Redeemable Preference Shares"	the redeemable preference shares of €0.01 each nominal value in the capital of JDH Acquisitions
"Redeemable Preference Share Alternative"	the alternative under which Jurys Doyle Shareholders (other than certain Overseas Shareholders) may elect to receive Redeemable Preference Shares instead of the cash consideration to which they would otherwise be entitled under the Offer

"Regulations"	the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (SI No 68 of 1996)
"Regulatory Information Service"	a Regulatory Information Service that is approved by the Financial Services Authority and is on the list maintained by the Financial Services Authority in LR Appendix 3 to the listing rules issued by the UK Listing Authority pursuant to the Financial Services and Markets Act 2000
"Relevant Interbank Market"	in relation to euro, the European interbank market and, in relation to any other currency, the London interbank market
"Restricted Jurisdiction"	any jurisdiction where it would be unlawful to forward, transmit or distribute this Offer Document or the Form of Acceptance
"Screen Rate"	(a) in relation to LIBOR, the British Bankers Association Interest Settlement Rate for the relevant currency and period; and (b) in relation to EURIBOR, the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period, displayed on the appropriate page of the Telerate screen. If the relevant agreed page is replaced or service ceases to be available, the agent may specify another page or service displaying the appropriate rate after consultation with the borrower and the lenders
"Takeover Rules"	the Irish Takeover Panel Act, 1997, Takeover Rules, 2001 as amended by the Irish Takeover Panel Act, 1997, Takeover (Amendment) Rules, 2002, and the Irish Takeover Panel Act, 1997, Substantial Acquisition Rules, 2001
"TTE Instruction"	a transfer to Escrow instruction (as defined in the CREST manual issued by CRESTCo)
"UK Listing Authority"	the Financial Services Authority of the United Kingdom in its capacity as the competent authority under the Financial Services and Markets Act 2000
"United Kingdom" or **"UK"**	the United Kingdom of Great Britain and Northern Ireland
"United States" or **"US"**	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and any other territory subject to its jurisdiction

All amounts contained within this Offer Document referred to by "€" and "cent" refer to the euro and parts thereof respectively and all amounts referred to by "Stg£" refer to Pounds Sterling.

Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neutral gender.

All times referred to are Dublin times unless otherwise stated.

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